As filed with the Securities and Exchange Commission on July 13, 2020

Registration No. 333-239500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PANDION THERAPEUTICS HOLDCO LLC

(Exact name of registrant as specified in its charter)

Delaware	2834	83-3015614
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 393-5925

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rahul Kakkar, M.D.

Chief Executive Officer

Pandion Therapeutics Holdco LLC

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 393-5925

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lia Der Marderosian Steven D. Singer Craig Hilts Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Robert E. Puopolo Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common stock, par value $0.001 per share	6,325,000	$18.00	$113,850,000	$14,778

(1)	Includes 825,000 shares of common stock the underwriters have an option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
(4)	A registration fee of $9,735.00 was previously paid in connection with the Registration Statement and the additional amount of $5,043 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pandion Therapeutics Holdco LLC, or Pandion LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement, Pandion LLC will convert into a Delaware corporation and change its name to Pandion Therapeutics, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” As a result of the Conversion, the members of Pandion LLC will become holders of shares of stock of Pandion Therapeutics, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected consolidated financial data and other financial information included in this registration statement are those of Pandion LLC and its subsidiaries and do not give effect to the Conversion. Shares of the common stock of Pandion Therapeutics, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JULY 13, 2020

5,500,000 Shares

Common Stock

This is an initial offering of shares of common stock of Pandion Therapeutics, Inc.

We are offering 5,500,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00. We have applied to list our common stock on the Nasdaq Global Market under the symbol “PAND”.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Pandion Therapeutics, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 5,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 825,000 shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2020.

Goldman Sachs & Co. LLC	Morgan Stanley	SVB Leerink	BMO Capital Markets

Prospectus dated                , 2020

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a clinical stage biopharmaceutical company developing novel therapeutics designed to address the unmet needs of patients suffering from autoimmune diseases. We have combined a network-based conceptualization of the immune system with expertise in advanced protein engineering to develop our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform. Our TALON platform enables us to employ a modular approach to create a pipeline of product candidates using immunomodulatory effector modules that act at known control nodes within the immune network. We are also able to combine an effector module with a tissue-targeted tether module in a bifunctional format to guide delivery of the effector to a targeted tissue. Our lead product candidate, PT101, a combination of our interleukin-2, or IL-2, mutein effector module with a protein backbone, is designed to selectively expand regulatory T cells, or Treg cells, systemically, without activating proinflammatory cells, such as conventional T cells and natural killer, or NK, cells. We are initially developing PT101 for the treatment of patients with moderate-to-severe ulcerative colitis, or UC, and are currently conducting a Phase 1a clinical trial of PT101 in healthy volunteers, with final data expected in the first half of 2021. Leveraging our TALON platform, we continue to develop and expand our library of effector and tether modules as part of our early stage research and discovery pipeline.

Our Approach

We believe there is a need to fundamentally rethink the approaches historically utilized in autoimmune disease drug development. Current therapies for autoimmune disease based on broad immunosuppression or focused on inhibiting one pathway of the immune network often leave patients suffering from chronic residual disease or disease progression. We created our TALON platform to develop therapies that manipulate the immune system at its known control nodes, which we believe will enable us to design and develop treatments for autoimmune diseases that provide a durable clinical benefit.

Our Proprietary TALON Platform

Our TALON platform is based on the concept of modularity, as depicted in the image below. We start with immune effector modules that we engineer to mimic the action of known control nodes. We can combine these effector modules with a protein backbone to create a portfolio of product candidates tailored to a given autoimmune disease. Specifically, we believe we can design effectors to act systemically, or using a bifunctional format we can combine our effectors with antibody-based tissue-targeted tethers to concentrate the effector within the target organ. We believe that we have the potential to generate a diverse pipeline of next-generation product candidates to address significant unmet medical needs in autoimmune diseases. When deploying our TALON platform, we use a conceptual, practical and strategic approach to inform our effector selection, antibody format determination, and opportunity assessment processes, ultimately leading to our potential product candidates.

Tethering Technology

For autoimmune diseases that exhibit local manifestations, it can be challenging to administer a drug systemically and achieve a sufficient concentration of the drug at the target tissue for optimal therapeutic benefit. We are leveraging our TALON platform to engineer bifunctional therapeutics that tether our immune effector payload to the specific location where the immunomodulator is most likely to interact with infiltrating or activated immune cells. We believe tissue tethering will allow us to deliver the effector directly to the localized site of the autoimmune attack, create a high local concentration of the effector and extend the residence time of the effector at the site of action to increase local exposure.

We believe that our ability to increase local concentration of our effectors over extended periods of time has the potential to elicit profound and sustained regulation of the local tissue resident immune system and drive towards induction of local tissue tolerance. Furthermore, the extended local exposure avoids the need for prolonged systemic exposure and may alleviate some of the potential toxicities associated with global chronic immunosuppressive therapies.

Our Programs

Overview of TALON Product Candidates

We are leveraging our modular TALON platform to discover and design product candidates for the treatment of a wide range of autoimmune diseases. Our lead therapeutic programs are summarized in the table below.

PT101

Our lead program, PT101, is an effector module comprised of an engineered variant of wild-type IL-2, fused to a protein backbone. We engineered PT101 to confer a high degree of selectivity for Treg cell expansion without activating proinflammatory cells, such as conventional T cells and NK cells. Treg cells are a specialized subpopulation of immune cells whose function is to regulate immune responses, maintaining equilibrium among immune cells and peripheral self-tolerance. Treg cells attenuate ongoing inflammatory processes by a variety of mechanisms that can suppress the activity of effector T cells. We believe that preferential activation and expansion of Treg cells, a natural regulatory node of the immune system, will enable PT101 to rebalance a dysregulated immune network in the context of autoimmune disease. In our preclinical studies, we have observed that PT101 selectively activates Treg cells in vitro and selectively expands Treg cells in vivo. Based on the dose-escalation data observed in our preclinical studies, PT101 has shown a high degree of selectivity for Treg cells over conventional proinflammatory T cells and NK cells.

We plan to develop PT101 for subcutaneous administration for the systemic treatment of a variety of autoimmune and inflammatory diseases, with an initial focus on the treatment of patients with UC, which we estimate will represent a worldwide market of over $7 billion by 2026. UC is one of the principal sub-types of inflammatory bowel disease, or IBD, a chronic progressive autoimmune and inflammatory condition. In UC, the mucosal lining of the large intestine becomes inflamed, which results in the formation of ulcers. Patients with UC suffer from several gastrointestinal symptoms, including diarrhea, rectal bleeding and weight loss, with risk of more severe complications, including colonic perforation and systemic toxicity. The current standard-of-care for the treatment of patients with UC is primarily immunosuppressive therapies. Patients with moderate-to-severe UC who become nonresponsive or intolerant to corticosteroids are typically advanced to treatment with anti-TNF biologics, anti-integrin biologics, or a Janus kinase, or JAK, inhibitors. Despite the success of these therapies, many patients still suffer from a lack of durable response and toxic side effects. Additionally, of the patients who initially respond to corticosteroids, approximately 28% become steroid-dependent and approximately 38% require surgical resection of the large intestine within a year of treatment. Approximately 20-30% require a colonic resection, which is curative but can result in debilitating complications.

In February 2020, we initiated a single-ascending dose Phase 1a clinical trial of PT101 in healthy volunteers in Canada. We expect to report final data from this trial in the first half of 2021. Assuming supporting results and subject to regulatory feedback, we plan to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration and commence a Phase 1b/2a trial in patients with UC in 2021.

PT627

We are also developing a suite of PD-1 agonists. PD-1 is an inhibitory receptor that is naturally expressed by T cells following their activation. PD-1 and its ligands have been associated with numerous autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis and type 1 diabetes. Based on the understood biology of PD-1, we believe agonism of PD-1 is an approach to intervene in ongoing activated proinflammatory T cell responses to prevent excessive and uncontrolled reactivity that can result in damage to host tissues, as well as concurrently stimulate immunomodulatory Treg cells.

We are currently in preclinical development of PD-1 agonist antibody-based effectors that mimic the inhibitory effects of PD-1 without blocking the natural interaction between PD-1 and its ligands. Our efforts have generated PT627, a PD-1 agonist that does not require surface binding and retains its function when free floating in solution. Given the potential of PT627 to inhibit PD-1 within tissues as well as in the bloodstream, we believe it represents a markedly differentiated approach to PD-1 agonism for the treatment of autoimmune disease. We plan to begin IND-enabling studies of PT627 in the first half of 2021.

PT001

PT001 is a bifunctional molecule combining our PD-1 agonist effector with a tether module that binds to mucosal vascular addressing cell adhesion molecule, or MAdCAM, to drive tissue-selective immunomodulation in the gastrointestinal tract. MAdCAM is a protein that is expressed in the gastrointestinal tract and controls the selective migration of immune cells from circulation into the underlying tissues. We are currently advancing PT001 through preclinical development and plan to begin IND-enabling studies in the first half of 2021.

PT002

PT002 is a bifunctional molecule combining our IL-2 mutein effector with a tether module that binds to MAdCAM to drive tissue-selective immunomodulation in the gastrointestinal tract. We are currently advancing PT002 through preclinical development.

Overview of TALON Discovery Programs

Our discovery efforts are focused on expanding our library of tether and effector modules. We are expanding our library of tethers with ongoing efforts for autoimmune diseases of the skin, kidney and pancreas. We are also developing a CD39 effector designed to manipulate the inflammatory microenvironment. Our TALON discovery programs are summarized in the table below.

Collaboration with Astellas Pharma Inc.

We established a collaboration with Astellas Pharma Inc., or Astellas, in October 2019 to develop locally acting immunomodulators for autoimmune diseases of the pancreas. Under this agreement, we are responsible for the design and discovery of bifunctional product candidates based on our TALON platform, and Astellas will conduct preclinical, clinical and commercialization activities for any candidates developed in the collaboration. The initial research plan is focused on three tissue-selective tether targets in the pancreas. The primary indication for which we and Astellas will seek to develop product candidates is type 1 diabetes. We received an upfront payment of $10.0 million and have the right to receive research, development and regulatory milestone payments under the collaboration. We also have the right to receive tiered royalties on worldwide net sales of any commercial products developed under the collaboration.

Our Strategy

Our goal is to transform the lives of patients suffering from autoimmune diseases by combining a network-based conceptualization of the immune system with our expertise in advanced protein engineering to design, develop and commercialize next-generation therapies. To achieve this goal, our strategy includes the following key components:

•	Advance our lead product candidate, PT101, through clinical development in patients with UC.

•	Advance our preclinical pipeline of additional product candidates for autoimmune diseases into clinical trials.

•	Leverage our proprietary TALON platform to expand our library of effector and tether modules.

•	Continue to selectively evaluate collaborations to maximize the reach of our proprietary TALON platform.

Our Team

We were founded in 2017 and have assembled an experienced management team, board of directors and scientific advisory board with expertise in immunology and drug development. Our investors include Versant Ventures, Polaris Partners, Roche Finance Ltd, S.R. One, Access Biotechnology, Boxer Capital, RA Capital, OrbiMed, BioInnovation Capital, and the JDRF T1D Fund.

Our Intellectual Property

As of July 8, 2020, our solely owned patent estate included three issued U.S. patents, six pending U.S. non-provisional patent applications, four pending U.S. provisional applications, three international PCT applications pending, and 41 pending foreign patent application.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•

We have incurred significant losses during all fiscal periods since our inception. We have never generated any revenue from product sales. We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability. Our net losses were $6.4 million for the three months ended March 31, 2020 and $21.9 million for the year ended December 31, 2019.

•

Even if we consummate this offering, we will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•

We have a limited operating history and are early in our development efforts. We only have one product candidate, PT101, in a clinical trial. In the near-term, we are dependent on the success of PT101.

•	Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to successfully develop any products.

•

The COVID-19 pandemic, which has spread worldwide, may affect our ability to initiate and complete preclinical studies, delay the initiation of our planned clinical trials or future clinical trials, disrupt regulatory activities, disrupt our manufacturing and supply chain or have other adverse effects on our business and operations. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business, and it has the potential to materially and adversely affect our business, financial condition, results of operations and prospects.

•	We may not be successful in our efforts to use our TALON platform to build a pipeline of product candidates and advance products through commercial approval.

•

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•

Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain marketing approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

•

If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of PT101 or any other current or future product candidate we may develop in the future, we may need to abandon or limit our further clinical development of those product candidates.

•

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may harm our business.

•

We expect to depend on collaborations with third parties for the research, development, manufacture and commercialization of programs or product candidates. If these collaborations are not successful, our business could be adversely affected.

•

If we are unable to obtain, maintain, enforce and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected. We are aware of certain European and other foreign patents and applications owned by a third party with claims that are broadly directed methods of using IL-2 muteins to treat certain autoimmune disease indications, including rheumatoid arthritis. The patents or patents issuing from these pending applications could be construed to cover PT101, as well as other products containing IL-2 muteins.

Corporate Conversion

We were formed under the laws of the State of Delaware in September 2016 as a corporation under the name Immunotolerance, Inc. We changed our name to Pandion Therapeutics, Inc. in June 2017. On January 1, 2019, we completed a series of transactions in which Pandion Therapeutics, Inc. became a direct wholly owned subsidiary of Pandion Therapeutics Holdco LLC, or Pandion LLC, a Delaware limited liability company, and all outstanding equity securities of Pandion Therapeutics, Inc. were canceled and converted on a one-for-one basis into equity securities of Pandion LLC.

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will engage in the following transactions, which we refer to collectively as the Conversion:

•	we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware;

•	our subsidiary, Pandion Therapeutics, Inc., will change its name to Pandion Operations, Inc.; and

•	we will change our name from Pandion Therapeutics Holdco LLC to Pandion Therapeutics, Inc.

As part of the Conversion:

•

holders of Series A preferred shares of Pandion LLC will receive one share of Series A preferred stock of Pandion Therapeutics, Inc. for each Series A preferred share held immediately prior to the Conversion;

•

holders of Series A prime preferred shares of Pandion LLC will receive one share of Series A prime preferred stock of Pandion Therapeutics, Inc. for each Series A prime preferred share held immediately prior to the Conversion;

•

holders of Series B preferred shares of Pandion LLC will receive one share of Series B preferred stock of Pandion Therapeutics, Inc. for each Series B preferred share held immediately prior to the Conversion;

•	holders of common shares of Pandion LLC will receive one share of common stock of Pandion Therapeutics, Inc. for each common share held immediately prior to the Conversion;

•

holders of outstanding incentive shares in Pandion LLC, all of which were intended to constitute profits interests for U.S. federal income tax purposes, will receive a number of shares of common stock of Pandion Therapeutics, Inc. based upon a conversion price to be determined by our board of directors immediately prior to the Conversion. Of the shares of common stock issued in respect of incentive shares, 1,318,330 will continue to be subject to vesting in accordance with the vesting schedule applicable to such incentive shares. Additionally, we expect to grant holders of incentive shares who are our employees, directors or consultants at the time of the Conversion a number of options to purchase shares of our common stock derived from the ratio at which incentive shares convert into shares of common stock.

The number of shares of common stock and options to purchase common stock that holders of incentive shares will receive in the Conversion will be based on the fair value per common share as determined by our board of directors immediately prior to the Conversion. In this prospectus, we have assumed a fair value of $17.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus. Based on this assumed fair value of $17.00 per common share, the incentive shares will convert into an aggregate of 1,454,025 shares of our common stock, and we expect to grant options to purchase an aggregate of 910,570 shares of our common stock. However, the number of shares of common stock to be issued upon conversion of the incentive shares and the number of options to purchase common stock to be granted will be affected if the initial public offering price per share of common stock in this offering differs from the midpoint of the price range set forth on the cover page of this prospectus. At a fair value of $18.00 per common share, which is the high end of the price range per share set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 1,504,613 shares of our common stock, and we would expect to grant options to purchase an aggregate of 859,982 shares of our common stock. At a fair value of $16.00 per common share, which is the low end of the price range set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 1,397,118 shares of our common stock, and we would expect to grant options to purchase an aggregate of 967,477 shares of our common stock.

In connection with the Conversion, Pandion Therapeutics, Inc. will continue to hold all property and assets of Pandion LLC and will assume all of the debts and obligations of Pandion LLC. After effecting the Conversion, we will be governed by a certificate of incorporation to be filed with the Secretary of State of the State of Delaware and our bylaws. On the effective date of the Conversion, the members of the board of directors of Pandion LLC will become the members of the board of directors of Pandion Therapeutics, Inc. and the officers of Pandion LLC will become the officers of Pandion Therapeutics, Inc.

Following the Conversion, we will consummate the initial public offering of our common stock. Upon the closing of our initial public offering, 91,441,336 shares of preferred stock issued in the Conversion will convert into 17,950,189 shares of our common stock.

In this prospectus, except as otherwise indicated or the context otherwise requires, all information is presented giving effect to the Conversion. The purpose of the Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a Delaware corporation rather than a Delaware limited liability company, and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Our Corporate Information

Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 393-5925. Our website address is http://www.pandiontx.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to “Pandion,” “we,” “us,” “our” and similar references refer to (1) following the date of the Conversion discussed under the heading “Corporate Conversion,” Pandion Therapeutics, Inc. and its consolidated subsidiaries, or any one or more of them as the context may require, and (2) prior to the date of the Conversion, Pandion Therapeutics Holdco LLC and its consolidated subsidiaries, or any one or more of them as the context may require. Additionally, references to our “board of directors” refer to (1) following the date of the Conversion, the board of directors of Pandion Therapeutics, Inc. and (2) prior to the date of the Conversion, the board of directors of Pandion Therapeutics Holdco LLC.

The Pandion Therapeutics name and TALON platform name are our trademarks. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We have omitted the ® and ™ designations, as applicable, for the trademarks named in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years or until such earlier time as we have more than $1.07 billion in annual revenue, the market value of our stock held by non-affiliates is more than $700 million or we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	5,500,000 shares

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to 825,000 additional shares of our common stock.

Common stock to be outstanding immediately following this offering	26,494,794 shares (27,319,794 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $83.8 million (or approximately $96.8 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance the development of PT101, to continue research and development of PT627, PT001, PT002 and our discovery programs, including preclinical research and IND-enabling studies of PT627 and PT001, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. Other than our officers and directors who are subject to a 180-day lock-up, individuals who purchase shares in the directed share program will be subject to a 90-day lock-up. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. See the “Underwriting” section of this prospectus for a complete description of the directed share program.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“PAND”

The number of shares of our common stock to be outstanding after this offering is based on:

•

2,691,664 shares of our common stock outstanding as of June 30, 2020, which gives effect to the Conversion (including, in connection therewith, the issuance of (i) 1,237,639 shares of common stock to holders of common shares of Pandion LLC, which includes 49,312 shares of unvested restricted common stock, and (ii) 1,454,025 shares of common stock to holders of incentive shares of Pandion LLC, which includes 1,318,330 shares of unvested restricted common stock;

•	17,950,189 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering; and

•

352,941 shares of common stock to be issued pursuant to a simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•

55,976 Series A preferred shares issuable upon the exercise of a warrant to purchase Series A preferred shares outstanding as of June 30, 2020 that will automatically become a warrant to purchase 10,976 shares of common stock upon the closing of this offering, at an exercise price of $5.849 per share;

•

910,570 shares of our common stock that will be issuable upon the exercise of options that we expect to grant in connection with the Conversion, based on an assumed fair value of $17.00, under our 2020 Stock Incentive Plan with such grants effective upon the commencement of trading of our common stock on the Nasdaq Global Market, at an exercise price per share equal to the initial public offering price; and

•

2,519,375 and 209,948 additional shares of our common stock that will become available for future issuance under our 2020 Stock Incentive Plan of which our board of directors expects to grant options to purchase an aggregate of 105,976 shares of common stock to our non-employee directors effective upon the commencement of trading of our common stock on the Nasdaq Global Market, and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

Unless otherwise indicated, all information in this prospectus assumes:

•

that the Conversion has occurred, including giving effect to the conversion of all outstanding incentive shares into an aggregate of 1,454,025 shares of our common stock and the granting of options to purchase an aggregate of 910,570 shares of our common stock in connection with the Conversion, based on an assumed fair value of $17.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 17,950,189 shares of our common stock upon the closing of this offering;

•

the issuance of 352,941 shares of common stock pursuant to the SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering;

•	the outstanding warrants to purchase preferred shares automatically becoming warrants to purchase shares of common stock upon the closing of this offering;

•	no exercise of the outstanding warrants described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•	the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a one-for-5.0994 reverse split of our common shares and incentive shares that became effective on July 13, 2020.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated interim statements of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, which have been prepared on the same basis as the audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$2,001	$—	$967	$—

Operating expenses:
Research and development	6,942	5,084	18,176	8,387
General and administrative	1,566	774	5,010	2,662

Total operating expenses	8,508	5,858	23,186	11,049

Loss from operations	(6,507)	(5,858)	(22,219)	(11,049)

Interest income	41	53	258	175
Interest expense	(43)	—	(26)	(13)
Fair value adjustment to convertible promissory note	89	—	110	—

Net loss	$(6,420)	$(5,805)	$(21,877)	$(10,887)

Change in redemption value of redeemable convertible preferred shares	(1,534)	(954)	(3,975)	(2,329)
Net loss attributable to common shareholders	$(7,954)	$(6,759)	$(25,852)	$(13,216)

Net loss per common share, basic and diluted (1)	$(1.38)	$(1.35)	$(4.90)	$(3.33)

Weighted-average number of shares used in computing net loss per common share, basic and diluted	5,773,744	4,989,553	5,274,111	3,964,091

Pro forma net loss per common share, basic and diluted (unaudited)(1)	$(0.67)		$(2.76)

Pro forma weighted-average number of common shares used in computing net loss per common share, basic and diluted (unaudited)(1)	9,614,638		7,925,420

(1)

See Note 15 to our consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and Note 12 to our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and 2019 appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per common share.

	As of March 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,658	$115,658	$199,413
Working capital(3)	62,716	110,716	194,649
Total assets	72,496	120,496	204,073
Redeemable convertible preferred shares	108,020	—	—
Total members’/stockholders’ equity (deficit)	(50,683)	105,337	189,092

(1)

The pro forma balance sheet data give effect to (i) our issuance and sale in June 2020 of an aggregate of 20,116,868 Series B preferred shares for gross proceeds of $42.0 million, (ii) our issuance and sale of rights under the SAFE for gross proceeds of $6.0 million, (iii) the Conversion, (iv) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 17,950,189 shares of our common stock upon the closing of this offering, (v) the automatic conversion of the SAFE into              shares of our common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, and (vi) all outstanding warrants to purchase Series A preferred shares automatically becoming warrants to purchase shares of our common stock upon the closing of this offering.

(2)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of 5,500,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials, and have incurred significant operating losses. Our net loss was $6.4 million for the three months ended March 31, 2020 and $10.9 million and $21.9 million for the years ended December 31, 2018 and 2019, respectively. As of March 31, 2020, we had an accumulated deficit of $50.9 million. To date, we have financed our operations primarily through sales of our preferred stock and preferred shares, issuances of convertible promissory notes, proceeds from a simple agreement for future equity, or SAFE, borrowings under our loan and security agreement with Silicon Valley Bank, which we refer to as our loan agreement, and an upfront payment received under the license and collaboration agreement, or the Astellas agreement, with Astellas Pharma Inc., or Astellas. We have devoted substantially all of our financial resources and efforts to research and development, including clinical trials and preclinical studies. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidates. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	continue our clinical development of PT101, including our ongoing Phase 1a clinical trial and planned Phase 1b/2a clinical trial;

•	leverage our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform to advance additional product candidates into preclinical and clinical development;

•	pursue the discovery of drug targets for other autoimmune and inflammatory diseases and the subsequent development of any resulting product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•

scale up our manufacturing processes and capabilities, or arrange for a third party to do so on our behalf, to support our clinical trials of our product candidates and commercialization of any of our product candidates for which we may obtain marketing approval;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	acquire or in-license products, product candidates, technologies and/or data referencing rights;

•	maintain, expand, enforce, defend and protect our intellectual property;

•	hire additional clinical, regulatory, quality control and scientific personnel; and

•

add operational, financial and management information systems and personnel, including personnel to support our research, product development and planned future commercialization efforts and our operations as a public company.

In addition, our expenses will increase if, among other things:

•

we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, Health Canada or other regulatory authorities to perform trials or studies in addition to, or different than, those expected;

•	there are any delays in completing our clinical trials or the development of any of our product candidates; or

•	there are any third-party challenges to our intellectual property or we need to defend against any intellectual property-related claim.

We have no products for which we have obtained marketing approval and have not generated any revenue from product sales. Even if we obtain marketing approval for, and are successful in commercializing, one or more of our product candidates, we expect to incur substantial additional research and development and other expenditures to develop and market additional product candidates or to expand the approved indications of any marketed product. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We have never generated revenue from product sales and may never achieve or maintain profitability.

We have never generated revenue from product sales. We expect that it will be a number of years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must succeed in developing, and eventually commercializing, a product or products that generate significant revenue. The ability to achieve this success will require us to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining marketing approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are only in the preliminary stages of these activities and there is no assurance that we will be successful in these activities. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability.

Our ability to generate revenue from product sales and achieve profitability depends on our ability to successfully develop and obtain the marketing approvals necessary to commercialize our product candidates. We do not have any products approved for sale and do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our success in:

•	completing preclinical and clinical development of our product candidates and identifying and developing new product candidates;

•	seeking and obtaining marketing approvals for any of our product candidates;

•

launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	achieving formulary status in hospitals and adequate coverage and reimbursement by government and third-party payors for our product candidates, if approved;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate products and services, in both amount and quality, to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates, if approved, as viable treatment options;

•	addressing any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	defending against third-party interference or infringement claims, if any; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs in commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, EMA, Health Canada or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if we consummate this offering, we will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly as we continue our Phase 1a clinical trial of PT101, prepare for the planned Phase 1b/2a clinical trial of PT101 and continue research and development and initiate additional clinical trials of, and seek marketing approval for, PT101 and other product candidates. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our preclinical activities and clinical trials. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or obtain adequate funds when needed or on acceptable terms, we may be required to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our ongoing Phase 1a clinical trial of PT101;

•

the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our product candidates, including our planned Phase 1b/2a clinical trial of PT101;

•	the number of, and development requirements for, other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient, or API, and manufacture of our product candidates and the terms of such arrangements;

•	the success of our collaboration with Astellas;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;

•

the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;

•	the impacts of the COVID-19 pandemic;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations; and

•	the costs of operating as a public company.

As of March 31, 2020, we had cash and cash equivalents of approximately $67.7 million, which does not include $42.0 million of gross proceeds received from the sale of Series B preferred shares and $6.0 million of gross proceeds received from the SAFE in June 2020. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2024. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenues from product sales, we expect to finance our cash needs through a combination of equity offerings, current or future debt facilities, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Our only source of committed external funds is pursuant to the loan agreement with Silicon Valley Bank, pursuant to which we have drawn down $2.0 million as of March 31, 2020. A second advance of $4.0 million is available to be drawn prior to June 30, 2020 and a third advance of $4.0 million is available to be drawn based upon the achievement of certain events prior to June 30, 2020. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced activities in 2017 and are an early-stage company. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying drug targets and potential product candidates, securing intellectual property rights, undertaking preclinical studies and initiating one early-stage clinical trial. We have not yet demonstrated our ability to successfully develop any product candidate, obtain marketing approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

In addition, as our business grows, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business.

As of March 31, 2020, we had $2.0 million of borrowings outstanding under our loan agreement. Our obligations under this agreement are secured by substantially all of our personal property, other than our intellectual property, and by a negative pledge on our intellectual property. We could in the future incur additional indebtedness beyond our borrowings under the loan agreement.

Our debt combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

•

requiring us to dedicate a substantial portion of cash flow from operations or cash on hand to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions, such as paying dividends, or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with our existing cash and funds from external sources. Nonetheless, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing or any future debt. Funds from external sources may not be available on acceptable terms, if at all. In addition, a failure to comply with the covenants under our loan agreement or any future loan agreements we may enter into could result in an event of default and acceleration of amounts due. If an event of default occurs and the lenders accelerate the amounts due under such loan agreements, we may not be able to make accelerated payments, and such lenders could seek to enforce security interests in the collateral securing such indebtedness.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Recent changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reducing the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limiting the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limiting the deduction for net operating losses, or NOLs, arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), imposing a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, eliminating U.S. tax on foreign earnings (subject to certain important exceptions), allowing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.

As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was enacted on March 27, 2020. Both contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of NOLs, which was enacted as part of the TCJA. It also provides that NOLs arising in any taxable year beginning after December 31, 2017, and before January 1, 2021 are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen their impact on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on us. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act or the CARES Act. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to any recently enacted tax legislation, or proposed changes in law, and the potential tax consequences of investing in or holding our common stock.

Our ability to use our NOLs and research and development tax credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had federal and state net operating loss carryforwards of $30.4 million and $29.1 million, respectively, which each begin to expire in 2037. Approximately $27.8 million of the federal net operating losses can be carried forward indefinitely. As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $1.4 million and $0.7 million, respectively, which begin to expire in 2038 and 2032, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities.

We have a history of cumulative losses and anticipate that we will continue to incur significant losses in the foreseeable future; thus, we do not know whether or when we will generate taxable income necessary to utilize our NOLs or research and development tax credit carryforwards.

In general, under Section 382 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and research and development tax credit carryforwards to offset future taxable income. We have not conducted a study to assess whether any such ownership changes have occurred. We may have experienced such ownership changes in the past and may experience such ownership changes in the future as a result of this offering and/or subsequent changes in our stock ownership (which may be outside our control). As a result, if, and to the extent that, we earn net taxable income, our ability to use our pre-change NOLs and research and development tax credit carryforwards to offset such taxable income may be subject to limitations. Our NOLs or credits may also be impaired under state law.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. As described above in “Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition,” the TCJA includes changes to U.S. federal tax rates and the rules governing NOL carryforwards that may significantly impact our ability to utilize our NOLs to offset taxable income in the future. For these reasons, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Risks Related to the Discovery and Development of our Product Candidates

Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to successfully develop any products.

We focus on using our product candidates to actively rebalance the immune system in either a systemic or a tissue-localized fashion for therapeutic benefit in patients with autoimmune disease, including by using a novel and proprietary variant of interleukin-2, or IL-2, which is a signaling molecule in the immune system, and agonists of programmed death domain-1, or PD-1, which is a protein that is naturally expressed by all activated T cells. To date, there are no approved therapeutic products utilizing IL-2 or an agonist of PD-1 for the treatment of autoimmune disease. Our future success depends on the successful development of this novel therapeutic approach. We have not yet succeeded and may not succeed in demonstrating the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. We have not yet completed a clinical trial of any product candidate and we have not yet assessed safety of any product candidate in humans. As such, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our TALON platform, or any similar or competitive platforms, will result in the development and marketing approval of any products. There can be no assurance that any development problems we experience in the future related to our TALON platform or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

The COVID-19 pandemic, which began in late 2019 and has spread worldwide, may affect our ability to initiate and complete preclinical studies, delay the initiation of our planned clinical trials or future clinical trials, disrupt regulatory activities, disrupt our manufacturing and supply chain or have other adverse effects on our business and operations. In addition, this pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business, operations and ability to raise capital.

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of COVID-19 through quarantines, travel restrictions, heightened border scrutiny and other measures. The COVID-19 pandemic and government measures taken in response have also had a significant impact, both directly and indirectly, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the COVID-19 pandemic and its effects on our business and operations are uncertain.

To date, enrollment in our ongoing clinical trial of PT101 has not been adversely impacted by the COVID-19 pandemic, and we believe that we have sufficient supply of clinical trial material to conduct our planned clinical trial. We cannot provide assurance, however, that some factors from the COVID-19 pandemic will not delay or otherwise adversely affect our clinical development, research, manufacturing and business operations activities, as well as our business generally, in the future.

The extent to which COVID-19 impacts our operations or those of the third parties on which we rely will depend on many factors, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19, and the actions to contain the COVID-19 pandemic or address its impact in the short and long term. Additionally, the conduct of our clinical trials, preclinical studies and manufacturing activities is dependent upon the availability of clinical trial sites, contract research and manufacturing organizations, researchers and investigators, regulatory agency personnel and logistics providers, all of which may be adversely affected by the COVID-19 pandemic.

Any negative impact that the COVID-19 pandemic has on recruiting or retaining patients in our clinical trials, the ability of our suppliers to provide materials for our product candidates, or the regulatory review process could cause additional delays with respect to product development activities, which could materially and adversely affect our ability to obtain marketing approval for and to commercialize our product candidates, increase our operating expenses, affect our ability to raise additional capital, and have a material adverse effect on our financial results.

We and the third-party manufacturers and contract research organizations, or CROs, that we engage may face disruptions that could affect our ability to initiate and complete preclinical studies or clinical trials, including disruptions in procuring items that are essential for our research and development activities, such as, for example, raw materials used in the manufacturing of our product candidates, laboratory supplies for our preclinical studies and planned clinical trials, or animals that are used for preclinical testing, in each case, for which there may be shortages because of ongoing efforts to address the COVID-19 pandemic. The response to the COVID-19 pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to pursue marketing approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and potential approvals due to measures intended to limit in-person interactions.

In response to the COVID-19 pandemic and in accordance with direction from state and local governmental authorities, we have restricted access to our facility to those individuals who must perform critical research, translational medicine and laboratory support activities that must be completed on site, limited the number of such people that can be present at our facility at any one time, and required that most of our employees work remotely. In the event that governmental authorities were to keep these restrictions in place for an extended period or impose further restrictions, our employees conducting research and development activities may not be able to access our laboratory space, and our core research activities may be significantly limited or curtailed, possibly for an extended period of time.

The COVID-19 pandemic continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, preclinical studies and clinical trials as a result of the COVID-19 pandemic will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the COVID-19 pandemic, travel restrictions and actions to contain the COVID-19 pandemic, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could adversely impact our ability to raise additional funds through public offerings or private placements and may also impact the volatility of our stock price and trading in our stock. Moreover, it is possible the pandemic will significantly impact economies worldwide, which could result in adverse effects on our business and operations. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, financial condition, results of operations, and prospects.

We are early in our development efforts, and we only have one product candidate in a clinical trial. If we are unable to advance our current or future product candidates into and through clinical trials, obtain marketing approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts, and we have advanced only one candidate into clinical trials, PT101 for the treatment of ulcerative colitis, or UC. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development, marketing approval and eventual commercialization of PT101 and our other current and future product candidates discovered using our TALON platform.

The success of PT101 and our other current and future product candidates will depend on several factors, including the following:

•	successfully completing preclinical studies and initiating clinical trials for our early stage product candidates;

•	successful enrollment and completion of clinical trials for PT101 and any other product candidates that we advance into clinical development;

•	data from our clinical program that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;

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acceptance by the FDA, EMA, Health Canada or other regulatory agencies of the investigational new drug applications, or INDs, clinical trial applications, or CTAs, or other regulatory filings for PT101 and our other product candidates;

•	expanding and maintaining a workforce of experienced scientists and others to continue to develop our product candidates;

•	successfully applying for and receiving marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	maintaining, enforcing, defending and protecting our rights in our intellectual property portfolio;

•	not infringing, misappropriating or otherwise violating others’ intellectual property or proprietary rights; and

•	maintaining a continued acceptable safety profile of our products following receipt of any marketing approvals.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business.

In the near term, we are dependent on the success of PT101. If we are unable to complete the clinical development of, obtain marketing approval for or successfully commercialize PT101, or if we experience significant delays in doing so, our business would be substantially harmed.

We do not currently have products approved for sale and are investing a significant portion of our efforts and financial resources in the development of PT101. Although we have other programs in preclinical development and we intend to develop additional product candidates in the coming years, it will take additional investment and time for such product candidates to reach the same stage of development as PT101, and there can be no assurance that they will ever do so. Our prospects are substantially dependent on our ability to develop and obtain marketing approval for, and successfully commercialize, PT101 in one or more disease indications.

We may not be successful in our efforts to use our TALON platform to build a pipeline of product candidates and advance products through commercial approval.

A key element of our strategy is to combine a network-based conceptualization of the immune system with our TALON platform to discover and design product candidates that harness the intrinsic regulatory elements of the immune system to address autoimmune diseases. Even if we are successful in identifying target diseases and product candidates, the product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. We have never commercialized a product using our TALON platform and may never be able to do so. Identifying, developing, obtaining marketing approval for and commercializing additional product candidates will require substantial additional funding and is prone to the risks of failure inherent in product development. We cannot provide you any assurance that we will be able to successfully identify additional product candidates with our TALON platform, advance any of these additional product candidates through the development process or successfully commercialize any such additional product candidates. Regulatory authorities have substantial discretion in the approval process and may cause delays in the approval or rejection of an application. As a result of these factors, it is difficult for us to predict the time and cost of product candidate development. There can be no assurance that any development problems we experience in the future related to our TALON platform or any of our research or development programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. If we do not successfully identify, develop, obtain marketing approval for and commercialize product candidates based upon our technological approach, we will not be able to generate product revenues.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We currently only have one product candidate in clinical development. The risk of failure for each of our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. The time required to obtain approval from the FDA, EMA, Health Canada or other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We have not yet completed a clinical trial of any product candidate. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs and other regulatory filings in the United States and abroad. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the outcome of our preclinical testing and studies will ultimately support the further development of our current or future product candidates or whether regulatory authorities will accept our proposed clinical programs. As a result, we may not be able to submit applications to initiate clinical development on the timelines we expect, if at all, and the submission of these applications may not result in regulatory authorities allowing clinical trials to begin. Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

Preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any of our product candidates to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of our other product candidates and/or cause the FDA, EMA, Health Canada or other regulatory authorities to require additional testing before approving any of our product candidates.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA, Health Canada or other foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA, EMA, Health Canada or other foreign regulatory authorities that a product candidate is safe, pure and potent or effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA, Health Canada or other foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, EMA, Health Canada or other foreign regulatory authorities may disagree with our interpretation of data from clinical trials or preclinical studies;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a Biologics License Application, or BLA, to the FDA, or similar foreign submission to the EMA, Health Canada or other foreign regulatory authority, to obtain approval in the United States, the European Union or elsewhere;

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the FDA, EMA, Health Canada or other foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, Health Canada or other foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would significantly harm our business, results of operations and prospects.

The FDA, EMA, Health Canada and other comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any product candidate that we develop. Even if we believe the data collected from future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA, Health Canada or any other comparable foreign regulatory authorities.

Even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

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regulators or institutional review boards, or IRBs, or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	regulators may decide the design of our clinical trials is flawed, for example if our trial protocol does not evaluate treatment effects in trial subjects for a sufficient length of time;

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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preclinical testing may produce results based on which we may decide, or regulators may require us, to conduct additional preclinical studies before we proceed with certain clinical trials, limit the scope of our clinical trials, halt ongoing clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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regulators, IRBs or ethics committees may require us to perform additional or unanticipated clinical trials to obtain approval or we may be subject to additional post-marketing testing requirements to maintain regulatory approval;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials; and

•	regulators may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a risk evaluation and mitigation strategy, or REMS.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are conducted or their ethics committees, by the data review committee or data safety monitoring board for such trial or by the FDA, EMA or other foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class of products to which our product candidates belong.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling or a REMS that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our development costs will also increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. We may also determine to change the design or protocol of one or more of our clinical trials, including to add additional patients or arms, which could result in increased costs and expenses and/or delays. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain marketing approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain FDA approval to market a new biological product, we must demonstrate proof of safety, purity and potency or efficacy in humans. To satisfy these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support an IND in the United States. Although we are conducting a Phase 1 trial in Canada, we have not yet submitted an IND to the FDA for any of our product candidates. We cannot be certain of the timely completion or outcome of our preclinical testing and studies, and we cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. As a result, we cannot be sure that we will be able to submit INDs or similar applications for any preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which we are conducting preclinical testing and studies ourselves may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain product candidates conducted by our potential partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials; and

•	delays in reaching a consensus with regulatory agencies on study design.

Moreover, even if we do initiate clinical trials for other product candidates, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy necessary to obtain the requisite marketing approvals for any of our product candidates or product candidates employing our technology. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

Identifying and qualifying patients to participate in clinical trials for our product candidates is critical to our success. Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in the trial until its conclusion. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States.

Patient enrollment is affected by a variety of other factors, including:

•	the prevalence and severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidate under trial;

•	the requirements of the trial protocols;

•	the availability of existing treatments for the indications for which we are conducting clinical trials;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the conduct of clinical trials by competitors for product candidates that treat the same indications or address the same patient populations as our product candidates; and

•	the cost to, or lack of adequate compensation for, prospective patients.

Other pharmaceutical and biotechnology companies have reported experiencing delays in enrollment in their ongoing clinical trials as a result of the COVID-19 pandemic, and we could also experience such delays. Our inability to locate and enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of PT101 or any other current or future product candidate we may develop in the future, we may need to abandon or limit our further clinical development of those product candidates.

If our current or future product candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected in clinical trials or preclinical testing, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many compounds that initially show promise in early-stage or clinical testing are later found to cause side effects that delay or prevent further development of the compound.

Additionally, if results of our clinical trials reveal undesirable side effects, we, the FDA or the IRBs or ethics committees at the institutions in which our studies are conducted could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials. If we elect or are forced to suspend or terminate any clinical trial of our product candidates, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenue from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business.

Interim and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could be material and could significantly harm our reputation and business prospects and may cause the trading price of our common stock to fluctuate significantly.

Results of preclinical studies and early clinical trials of our product candidates may not be predictive of future trial results.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Even if we are able to commence clinical trials, issues may arise that could suspend or terminate such clinical trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, including our oncology mouse studies and animal studies, may not be predictive of the results of outcomes in human clinical trials. For example, our oncology product candidates that are in preclinical development may demonstrate different chemical and biological properties in patients than they do in laboratory animal studies or may interact with human biological systems in unforeseen or harmful ways.

If any of our product candidates receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical trials of our product candidates are conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives regulatory approval, and we, or others, later discover that they are less effective than previously believed, or cause undesirable side effects, a number of potentially significant negative consequences could result, including:

•	withdrawal or limitation by regulatory authorities of approvals of such product;

•	seizure of the product by regulatory authorities;

•	recall of the product;

•	restrictions on the marketing of the product or the manufacturing process for any component thereof;

•	requirement by regulatory authorities of additional warnings on the label, such as a “black box” warning or contraindication;

•	requirement that we implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	commitment to expensive post-marketing studies as a prerequisite of approval by regulatory authorities of such product;

•	the product may become less competitive;

•	initiation of regulatory investigations and government enforcement actions;

•	initiation of legal action against us to hold us liable for harm caused to patients; and

•	harm to our reputation and resulting harm to physician or patient acceptance of our products.

Any of these events could prevent us from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm our business, financial condition, and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Failure to allocate resources or capitalize on strategies in a successful manner will have an adverse impact on our business.

We are conducting a Phase 1a clinical trial of PT101 in healthy volunteers in Canada and currently plan to conduct additional clinical trials for our product candidates, including at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

We are currently conducting a Phase 1a clinical trial of PT101 in healthy volunteers in Canada, and we plan to conduct additional clinical trials in Canada, the United States and Europe. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and be performed by qualified investigators in accordance with ethical principles and good clinical practices, or GCPs. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates.

Risks Related to our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may harm our business.

We currently rely on third-party CROs to conduct our ongoing Phase 1a clinical trial of PT101 and plan to rely on third-party CROs or third-party research collaboratives to conduct our planned clinical trials. We do not plan to independently conduct clinical trials of our other product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all, and our product development activities might be delayed.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize our product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

Manufacturing biologic products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of PT101 and our other product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. We also rely on these third parties for packaging, labeling, sterilization, storage, distribution and other production logistics. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

We or our third-party manufacturers may encounter shortages in the raw materials or active pharmaceutical ingredient necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or active pharmaceutical ingredient, including shortages caused by the purchase of such raw materials or active pharmaceutical ingredient by our competitors or others. The failure of us or our third-party manufacturers to obtain the raw materials or active pharmaceutical ingredient necessary to manufacture sufficient quantities of our product candidates may have a material adverse effect on our business.

Our third-party manufacturers are subject to inspection and approval by regulatory authorities before we can commence the manufacture and sale of any of our product candidates, and thereafter subject to ongoing inspection from time to time. Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in regulatory actions, such as the issuance of FDA Form 483 notices of observations, warning letters or sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Manufacturing biologic products, such as PT101, is complex, especially in large quantities. Biologic products must be made consistently and in compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. The manufacture of biologics is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the product process. We have not yet scaled up the manufacturing process for any of our product candidates for potential commercialization. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could harm our results of operations and cause potential reputational damage. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a source for bulk drug substance nor do we have any agreements with third-party manufacturers for long-term commercial supply. If any of our future contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement or be unable to reach agreement with an alternative manufacturer.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We expect to depend on collaborations with third parties for the research, development, manufacture and commercialization of programs or product candidates. If these collaborations are not successful, our business could be adversely affected.

As part of our strategy, we intend to seek to enter into collaborations with third parties for one or more of our programs or product candidates. For example, in October 2019, we entered into the Astellas agreement to develop locally acting immunomodulators for autoimmune diseases of the pancreas. Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In the Astellas agreement and in any other arrangements that we may enter into with any third parties, we will have limited control over the amount and timing of resources that any future collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations that we enter into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators. Collaborations pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development of our product candidates or may elect not to continue or renew development programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may not pursue commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that may divert resources or create competing priorities. For example, Astellas is solely responsible for, and has sole authority with respect to, at its own expense, all commercialization activities and all regulatory responsibilities, including preparing and filing INDs, marketing authorization applications and obtaining and maintaining regulatory approvals for products under the Astellas agreement;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such product candidates on a discretionary basis;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and

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collaborations may be terminated for the convenience of the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates. For example, any time after the first anniversary of the effective date of the Astellas agreement, Astellas may terminate the Astellas agreement for convenience upon advance prior written notice.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

If we are not able to establish or maintain collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans and our business could be adversely affected.

We face significant competition in attracting appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA, Health Canada or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator may also have the opportunity to collaborate on other product candidates or technologies for similar indications and will have to evaluate whether such a collaboration could be more attractive than the one with us for our product candidate.

We may also be restricted under existing or future license agreements from entering into agreements on certain terms with potential collaborators. For example, during the term of the Astellas agreement, we are not permitted to use tethers that are identified in the research plan, or develop, manufacture or commercialize any product directed toward tether targets that are identified in the research plan, or, in either case, grant a license to a third party or sublicense to enable any third party to do so.

Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our TALON platform.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of any current or future product candidates that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

Risks Related to our Intellectual Property

If we are unable to obtain, maintain, enforce and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates we develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates that are important to our business and by in-licensing intellectual property related to our technologies and product candidates. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that we license from third parties. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does.

With respect to our patent rights, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates. We are aware of a notice of allowance issued by the European Patent Office for which a patent would cover a method of use for an IL-2 mutein program for the treatment of arthritis, which may include rheumatoid arthritis. We may in the future evaluate PT101 or other product candidates for the treatment of rheumatoid arthritis, and if this patent were issued in Europe, we may not be able to sell PT101 in Europe for this indication during the term of the patent.

In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned and in-licensed patent rights are highly uncertain. Moreover, our owned and in-licensed pending and future patent applications may not result in patents being issued which protect our technology and product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value or narrow the scope of our patent rights.

Moreover, we may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar or identical to any of our technology and product candidates.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations and prospects significantly.

Additionally, if we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Our product candidates may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity for any product candidates we may develop, our business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under clinical development and regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to and that covers an approved drug may be extended. Similar provisions are available in Europe, such as supplementary protection certificates, and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially harmed.

It is possible that we will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering any of our product candidates that we may identify even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the maintenance, enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

We may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property. As a result, we may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents we have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.

An adverse result in any such proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put any of our patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations and prospects.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court. We may not be able to protect our trade secrets in court.

If we or one of our licensing partners initiates legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term, including a patent term adjustment granted by the USPTO, if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or product candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates and their uses, or we may incorrectly conclude that third party intellectual property is invalid or that our activities and product candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

While our product candidates are in preclinical studies and clinical trials, we believe that their use in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As our product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that our product candidates and the methods we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties’ patents and other proprietary rights. We cannot assure you they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations or methods, such as methods of manufacture or methods for treatment, related to the discovery, use or manufacture of the product candidates that we may identify or related to our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the product candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that we are not aware of or that we have incorrectly concluded are invalid or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the product candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

We may test our product candidates administered with other product candidates or products that are covered by patents held by other companies or institutions. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with our product candidates. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We are aware of certain U.S. and foreign patents and applications owned by certain third parties with claims that are directed to IL-2 muteins that are conjugated to certain proteins, some of which would expire as late as 2037. These patents could be construed to cover PT101 and we may not be able to commercialize PT101 in such jurisdictions. If the pending patent applications were to issue in certain jurisdictions, we may not be able to commercialize PT101 in such jurisdictions during the term of the patent. In addition, we are aware of certain European and other foreign patents and applications owned by a third party with claims that are broadly directed methods of using IL-2 muteins to treat certain autoimmune disease indications, including rheumatoid arthritis, which would expire as late as 2030. The patents or patents issuing from these pending applications could be construed to cover PT101, as well as other products containing IL-2 muteins.

Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when products are approved by the FDA, that certain third party may then seek to enforce its patents by filing a patent infringement lawsuit against us or our licensee(s). In such lawsuit, we or our licensees may incur substantial expenses defending our rights or our licensees rights to commercialize such product candidates, and in connection with such lawsuit and under certain circumstances, it is possible that we or our licensees could be required to cease or delay the commercialization of a product candidate and/or be required to pay monetary damages or other amounts, including royalties on the sales of such products. Moreover, any such lawsuit may also consume substantial time and resources of our management team and board of directors. The threat or consequences of such a lawsuit may also result in royalty and other monetary obligations being imposed on us, which may adversely affect our results of operations and financial condition.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize the product candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may choose to take a license or, if we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could also be required to obtain a license from such third party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right and could be forced to indemnify our customers or collaborators. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign our product candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of our patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we may rely on our licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to our patents, we rely on outside firms and outside counsel to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If we fail to maintain the patents and patent applications covering our product candidates, it would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in our intellectual property licenses arrangements with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to agreements, and we may enter into additional arrangements, with third parties that may impose diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. We have existing agreements, pursuant to which we are obligated to pay royalties on net product sales of product candidates or related technologies to the extent they are covered by the agreements. If we fail to comply with such obligations under current or future agreements, our counterparties may have the right to terminate these agreements or require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations and prospects. While we still face all of the risks described herein with respect to those agreements, we cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the intellectual property or intellectual property rights we in-license. If other third parties have ownership rights to intellectual property or intellectual property rights we in-license, they may be able to license such intellectual property or intellectual property rights to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect to the same extent or at all inventions that constitute new methods of treatment.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, or we have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial conditions, results of operations and prospects.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, to maintain our competitive position, including certain aspects of our TALON platform. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, but we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Any registered trademarks or trade names may be challenged, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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portions of our TALON platform are protected by trade secrets, but much of our TALON platform is not protected by intellectual property, including patents, trade secrets and know-how, and we may not be able to develop, acquire or in-license any patentable technologies or other intellectual property related to the unprotected portions of our TALON platform;

•	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own;

•	we, or our current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;

•	we, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

•	it is possible that our pending patent applications or those we may own or in-license in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our product candidates;

•	we cannot ensure that any patents issued to us will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before our relevant patents expire;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Commercialization of our Product Candidates

Even if any of our current or future product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for any of such product candidates, if approved, may be smaller than we estimate.

If any of our current or future product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our current or future product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our current or future product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages of such product candidates compared to the advantages and relative risks of alternative treatments;

•	the effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar biosimilar treatments;

•	our ability to offer our products, if approved, for sale at competitive prices;

•	the clinical indications for which the product is approved;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

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the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out of pocket for required co-payments or in the absence of third-party coverage or adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products, if approved, together with other medications.

Our assessment of the potential market opportunity for our current or future product candidates is based on industry and market data that we obtained from industry publications, research, surveys and studies conducted by third parties and our analysis of these data, research, surveys and studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Our estimates of the potential market opportunities for our product candidates include a number of key assumptions based on our industry knowledge, industry publications and third-party research, surveys and studies, which may be based on a small sample size and fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for any of our product candidates may be smaller than we expect, and as a result our revenues from product sales may be limited and it may be more difficult for us to achieve or maintain profitability.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug or biologic products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of many of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We are aware of several other companies developing programs that utilize IL-2 for the selective expansion of regulatory T cells, including Amgen Inc., Nektar Therapeutics (in partnership with Eli Lilly & Company, or Eli Lilly), Roche Holding AG, or Roche, and Celgene Corporation, or Celgene. We are also aware of other companies with research or preclinical-stage programs in this area, including Synthorx, Inc., Moderna, Inc. and Xencor, Inc. We are also aware of other companies with PD-1 agonist programs for the treatment of autoimmune diseases, including AnaptysBio, Inc., Celgene and Eli Lilly.

If approved for the treatment of patients with moderate-to-severe UC who are nonresponsive or intolerant to corticosteroids, PT101 would compete with Entyvio, which is an a4b7 integrin antibody marketed by Takeda Pharmaceutical Company Ltd, Humira, which is a TNF antibody marketed by AbbVie, Stelara, which is an IL-12/IL-23 antibody marketed by Johnson & Johnson, Xeljanz, which is a JAK1 inhibitor marketed by Pfizer Inc., and Simponi, which is a TNF antibody marketed by Johnson & Johnson.

We are aware of several companies with product candidates for the treatment of patients with UC, including Rinvoq, which is a JAK1 inhibitor being developed in Phase 3 clinical trials by AbbVie, ozanimod, which is a S1P inhibitor being developed in Phase 3 clinical trials by Celgene, etrolizumab, which is a b7 integrin being developed in Phase 3 clinical trials by Roche, mirikizumab, which is an anti-IL-23 antibody being developed in Phase 3 clinical trials by Eli Lilly and filgotinib, a JAK1 inhibitor being developed in Phase 3 clinical trials by Gilead Sciences, Inc. We are also aware of additional product candidates in clinical trials by AbbVie, Abivax SA, Amgen Inc., Arena Pharmaceuticals, Inc. Boehringer Ingelheim, Bristol-Myers Squibb Company, Celgene, Gilead Sciences, Inc., GlaxoSmithKline plc, Gossamer Bio, Inc., Incyte Corp., Janssen Pharmaceutica N.V., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our development programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive biosimilar products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

See “Business—Competition” for additional information regarding competing products and product candidates.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our current and future product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience as a company in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales, marketing and distribution organization, either ourselves or through collaborations or other arrangements with third parties.

In the future, we expect to build a focused, specialty sales and marketing infrastructure to market some of our product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and we enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We expect to rely on contract manufacturing organizations to manufacture our product candidates. If we are unable to enter into such arrangements as expected or if such organizations do not meet our supply requirements, development and/or commercialization of our product candidates may be delayed.

We expect to rely on third parties to manufacture clinical supplies of our product candidates and commercial supplies of our products, if and when approved for marketing by applicable regulatory authorities, as well as for packaging, sterilization, storage, distribution and other production logistics. If we are unable to enter into such arrangements on the terms or timeline we expect, development and/or commercialization of our product candidates may be delayed. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, if there are disagreements between us and such parties or if such parties are unable to expand capacities to support commercialization of any of our product candidates for which we obtain marketing approval, we may not be able to fulfill, or may be delayed in producing sufficient product candidates to meet, our supply requirements. These facilities may also be affected by pandemics, including the ongoing COVID-19 pandemic, natural disasters, such as floods or fire, or such facilities could face manufacturing issues, such as contamination or regulatory concerns following a regulatory inspection of such facility. In such instances, we may need to locate an appropriate replacement third-party facility and establish a contractual relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense, including as a result of additional required FDA approvals, and may have a material adverse effect on our business.

Our third-party manufacturers will be subject to inspection and approval by the FDA before we can commence the manufacture and sale of any of our product candidates, and thereafter subject to FDA inspection from time to time. Failure by our third-party manufacturers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidates may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses.

We or our third-party manufacturers may also encounter shortages in the raw materials or API necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or API, including shortages caused by the purchase of such raw materials or API by our competitors or others. The failure of us or our third-party manufacturers to obtain the raw materials or API necessary to manufacture sufficient quantities of our product candidates may have a material adverse effect on our business.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for our product candidates, if approved, by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

There can be no assurance that our product candidates, even if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties that, if they materialize, could harm our business.

Our future profitability will depend, in part, on our ability to commercialize our product candidates in markets outside of the United States. If we commercialize our product candidates in foreign markets, we will be subject to additional risks and uncertainties, including:

•	economic weakness, including inflation, or political instability in particular economies and markets;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	tariffs and trade barriers, as well as other governmental controls and trade restrictions;

•	other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or foreign governments;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is common;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries, and related prevalence of biosimilar alternatives to therapeutics;

•	foreign currency exchange rate fluctuations and currency controls;

•	differing foreign reimbursement landscapes;

•	uncertain and potentially inadequate reimbursement of our products; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

If risks related to any of these uncertainties materializes, it could have a material adverse effect on our business.

Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in human clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	termination of clinical trials;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $5.0 million in clinical trial liability insurance coverage in the aggregate, with a per incident limit of $5.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of any product candidates we develop. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, product candidates we develop, and our ability to generate revenue will be materially impaired.

Any product candidates we develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we develop, the commercial prospects for those product candidates may be harmed and our ability to generate revenues will be materially impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates we develop from being marketed in such jurisdictions, which, in turn, would materially impair our ability to generate revenue.

In order to market and sell any product candidates we develop in the European Union, Canada and many other foreign jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our product candidates in any jurisdiction, which would materially impair our ability to generate revenue.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the UK will not accept high regulatory alignment with the EU.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

Fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process and does not assure FDA approval of our product candidates.

If a product candidate is intended for the treatment of a serious or life-threatening condition and the product candidate demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. However, a fast track designation does not ensure that the product candidate will receive marketing approval or that approval will be granted within any particular timeframe. As a result, while we may seek and receive fast track designation for our product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of our product candidates.

If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for certain of our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

A breakthrough therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive breakthrough therapy designation, the receipt of such designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Even if we, or any collaborators we may have, obtain marketing approvals for any product candidates we develop, the terms of approvals and ongoing regulation of our products could require the substantial expenditure of resources and may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising, and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

Accordingly, assuming we, or any collaborators we may have, receive marketing approval for one or more product candidates we develop, we, and such collaborators, and our and their contract manufacturers will continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control. If we and such collaborators are not able to comply with post-approval regulatory requirements, we and such collaborators could have the marketing approvals for our products withdrawn by regulatory authorities and our, or such collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition, and prospects.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

The FDA and other regulatory agencies closely regulate the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other regulatory agencies impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our products, if approved, in a manner inconsistent with their approved labeling, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice. Violation of the Federal Food, Product, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown problems with our medicines, manufacturers, or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such medicines, manufacturers, or manufacturing processes;

•	restrictions on the labeling or marketing of a medicine;

•	restrictions on the distribution or use of a medicine;

•	requirements to conduct post-marketing clinical trials;

•	receipt of warning or untitled letters;

•	withdrawal of the medicines from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of medicines;

•	fines, restitution, or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	suspension of any ongoing clinical trials;

•	refusal to permit the import or export of our medicines;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates we develop and adversely affect our business, financial condition, results of operations, and prospects.

Our relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates that we develop for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our medicines for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal healthcare Anti-Kickback Statute, or AKS, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. In addition, the government may assert that a claim including items or services resulting from a violation of AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Violations of AKS carry potentially significant civil and criminal penalties, including imprisonment, fines, administrative civil monetary penalties, and exclusion from participation in federal healthcare programs. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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the federal civil and criminal false claims and civil monetary penalties laws, including the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval from Medicare, Medicaid, or other government payors that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, manufacturers have been prosecuted for causing false claims to be submitted because of off-label promotion purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including private payors) or making false or fraudulent statements relating to healthcare matters. Similar to the federal AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Additionally, HIPAA, as amended by HITECH and its implementing regulations, also imposes certain requirements, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses, and health care providers;

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the federal transparency requirements under the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition, results of operations, and prospects.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Liabilities they incur pursuant to these laws could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Current and future legislation may increase the difficulty and cost for us and any collaborators to obtain marketing approval and commercialize our product candidates and affect the prices we, or they, may obtain.

In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any collaborators, to profitably sell or commercialize any product candidate for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both government and private insurers, and significantly impacts the U.S. pharmaceutical industry. Among the provisions of the ACA of potential importance to our business, including, without limitation, our ability to commercialize our products and the prices we may obtain for any of our product candidates that are approved for sale, are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription products and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient products to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. The U.S. Supreme Court has upheld certain key aspects of the legislation, including a tax-based shared responsibility payment imposed on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly known as the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the “individual mandate.” However, as a result of tax reform legislation passed in December 2017, the individual mandate’s penalty was decreased to $0, effective January 1, 2019. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was decreased to $0 as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held the individual mandate is unconstitutional but remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. In March 2020, the U.S. Supreme Court agreed to hear this case, with arguments likely to take place later this year. Pending review, the ACA remains in effect, but it is unclear at this time what effect the latest ruling will have on the status of the ACA. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise.

Since January 2017, the Trump administration has also taken executive actions to undermine or delay implementation of the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. A second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued such payments were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislative amendments, will stay in effect through 2030 unless additional Congressional action is taken. Pursuant to the CARES Act, these reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. As the legislation currently stands, the reductions will go back into effect January 2021 and will remain in effect through 2030. In January 2013, President Obama signed into law, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Further, there have been several recent U.S. congressional inquiries and proposed state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of products under Medicare and reform government program reimbursement methodologies for products.

Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of products under Medicare and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal contains further price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain products under Medicare Part B, to allow some states to negotiate product prices under Medicaid, and to eliminate cost sharing for generic products for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control product costs.

Specifically, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of products under Medicare and reform government program reimbursement methodologies for products. At the federal level, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control product costs. The Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and, at the same time, is implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

In addition, on December 23, 2019, the Trump Administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to the FDA for review and approval. Applicants would be required to demonstrate that their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, the FDA issued draft guidance that would allow manufacturers to import their own FDA-approved products that are authorized for sale in other countries (multi-market approved products).

In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the COVID-19 virus.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription product and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the EU General Data Protection Regulation, or the GDPR, which took effect across all member states of the European Economic Area, or EEA, in May 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR increases our obligations with respect to clinical trials conducted in the EEA by expanding the definition of personal data to include coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. In addition, the GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States and, as a result, increases the scrutiny that clinical trial sites located in the EEA should apply to transfers of personal data from such sites to countries that are considered to lack an adequate level of data protection, such as the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal information and/or impose substantial fines for violations of the GDPR, which can be up to four percent of global revenues or 20 million Euros, whichever is greater, and it also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

Similar actions are either in place or under way in the United States. There are a broad variety of data protection laws that are applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act—which went into effect on January 1, 2020—is creating similar risks and obligations as those created by GDPR, though the Act does exempt certain information collected as part of a clinical trial subject to the Federal Policy for the Protection of Human Subjects (the Common Rule). In March 2020, the California State Attorney General proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General will commence enforcement actions against violators beginning July 1, 2020. Many other states are considering similar legislation. A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with federal and state laws (both those currently in effect and future legislation) regarding privacy and security of personal information could expose us to fines and penalties under such laws. There also is the threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

Given the breadth and depth of changes in data protection obligations, preparing for and complying with these requirements is rigorous and time intensive and requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data collected in the European Union. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information from our clinical trials, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us and could have a material adverse effect on our business, financial condition or results of operations.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, vendors, consultants and partners, and, if we commence clinical trials, our principal investigators and CROs. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the European Commission, and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

We are subject to numerous laws and regulations in each jurisdiction outside the United States in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expansion outside of the United States has required, and will continue to require, us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or any third-party manufacturer we engage now or in the future we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes and the COVID-19 pandemic. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. In addition, in April 2020, the FDA stated that its New Drug Program was continuing to meet program user fee performance goals, but due to many agency staff working on COVID-19 activities, it was possible that the FDA would not be able to sustain that level of performance indefinitely.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical, financial, operational and other business expertise of our executive officers, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel will also be critical to our success.

The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our success as a public company also depends on implementing and maintaining internal controls and the accuracy and timeliness of our financial reporting. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical, regulatory affairs, manufacturing and quality control and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. We cannot guarantee that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate any future breaches. Cyber-attacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

To the extent we experience a material system failure, accident, cyber-attack or security breach, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Risks Related to our Common Stock

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors and our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 64.6% of our capital stock (or 62.7% if the underwriters exercise their option to purchase additional shares in full). As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and board of directors; or

•	delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current directors and members of management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

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require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $9.86 per share, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If securities analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about our business or if they publish negative evaluations of our stock, the price and trading volume of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or publish inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of or developments in preclinical studies and clinical trials of our product candidates or those of our competitors or potential collaborators;

•	our success in commercializing our product candidates, if and when approved;

•	developments with respect to competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

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the results of our efforts to discover, develop, acquire or in-license products, product candidates, technologies, the costs of commercializing any such products and the costs of development of any such product candidates or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or the financial results of companies that are perceived to be similar to us;

•	sales of common stock by us, our executive officers, directors or principal stockholders, or others;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions, such as the impact of the COVID-19 pandemic on our industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources. Furthermore, negative public announcements of the results of hearings, motions or other interim proceedings or developments could have a negative effect on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 26,494,794 shares of common stock outstanding based on the number of shares outstanding as of June 30, 2020. This includes the 5,500,000 shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, beginning 180 days after the completion of this offering, holders of an aggregate of 19,711,760 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an EGC until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•

being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an EGC.

We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an EGC.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements, and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our loan agreement preclude, and any future debt agreements may preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our certificate of incorporation that will become effective upon the closing of this offering further provides that the federal district courts of the United States of the America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions could discourage lawsuits against the company and our directors, officers and employees.

Our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This exclusive forum provision will not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, as amended.

We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, this exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. The enforceability of a similar choice of forum provision in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Our certificate of incorporation that will become effective upon the closing of this offering further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision may limit the ability of our stockholders to bring a claim arising under the Securities Act in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our ongoing Phase 1a clinical trial of PT101;

•	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials;

•	and our research and development programs;

•	our plans to develop our current and future product candidates;

•	the utility of our TALON platform in identifying and discovering product candidates;

•	the timing of and our ability to submit applications for and obtain and maintain regulatory approvals for our current and future product candidates;

•	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and proceeds of this offering;

•	the potential advantages of our current and future product candidates;

•	the rate and degree of market acceptance and clinical utility of our products, if approved;

•	our estimates regarding the potential market opportunity for our current and future product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, timing of any future revenue, capital requirements and needs for additional financing;

•	the impact of government laws and regulations;

•	our competitive position;

•	developments relating to our competitors and our industry;

•	our ability to maintain and establish collaborations or obtain additional funding;

•

the potential direct or indirect impact of the COVID-19 pandemic on our business, operations, and the markets and communities in which we and our partners, collaborators, vendors and customers operate; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments we may make or enter into.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,500,000 shares of our common stock in this offering will be approximately $83.8 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of our common stock in full, we estimate that the net proceeds from this offering will be approximately $96.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $5.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2020, we had cash and cash equivalents of $67.7 million, which does not include $42.0 million of gross proceeds received from the sale of Series B preferred shares and $6.0 million of gross proceeds received from the simple agreement for future equity in June 2020. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $55.0 million to advance the development of PT101, including our Phase 1a clinical trial in healthy volunteers and our planned Phase 1b/2a clinical trial for the treatment of patients with moderate-to-severe ulcerative colitis;

•	approximately $38.0 million to continue research and development of PT627 and PT001, including preclinical research, IND-enabling studies and a Phase 1a clinical trial for each of PT627 and PT001;

•	approximately $23.5 million to continue research and development of PT002 and our TALON discovery programs; and

•	the remainder for working capital and other general corporate purposes.

This expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including results from our research and development efforts for our programs, the timing and success of our preclinical studies, the status of and results from clinical trials and the timing and outcome of regulatory submissions, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to complete our ongoing Phase 1a clinical trial and our planned Phase 1b/2a clinical trial of PT101 and to complete IND-enabling studies and initiate Phase 1a clinical trials of PT627 and PT001. We will require additional capital to complete the clinical development of PT101, PT627 and PT001. PT002 and our discovery programs are currently in an earlier stage of development and we will require additional capital to advance such programs into clinical trials. Due to the numerous risks and uncertainties associated with product development, at this time, we cannot reasonably estimate the amount of additional funding that will be necessary to complete the development of any of our product candidates or our discovery programs.

Based on our planned use of the net proceeds from this offering, together with our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operating expenses and capital expenditure requirements through the first half of 2024. We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong. We could use our available capital resources sooner than we currently expect, in which case we would need to obtain additional funding, which may not be available to use on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay cash dividends is currently restricted by the terms of our loan and security agreement with Silicon Valley Bank, and future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CORPORATE CONVERSION

We currently operate as a limited liability company organized under the laws of the State of Delaware named Pandion Therapeutics Holdco LLC, or Pandion LLC. We currently have three subsidiaries: Pandion Therapeutics, Inc., Pandion ProgramCo 1, Inc. and Pandion Securities Corp. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will engage in the following transactions, which we refer to collectively as the Conversion:

•	we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware;

•	our subsidiary, Pandion Therapeutics, Inc., will change its name to Pandion Operations, Inc.; and

•	we will change our name from Pandion Therapeutics Holdco LLC to Pandion Therapeutics, Inc.

As part of the Conversion:

•

holders of Series A preferred shares of Pandion LLC will receive one share of Series A preferred stock of Pandion Therapeutics, Inc. for each Series A preferred share held immediately prior to the Conversion;

•

holders of Series A prime preferred shares of Pandion LLC will receive one share of Series A prime preferred stock of Pandion Therapeutics, Inc. for each Series A prime preferred share held immediately prior to the Conversion;

•

holders of Series B preferred shares of Pandion LLC will receive one share of Series B preferred stock of Pandion Therapeutics, Inc. for each Series B preferred share held immediately prior to the Conversion;

•	holders of common shares of Pandion LLC will receive one share of common stock of Pandion Therapeutics, Inc. for each common share held immediately prior to the Conversion;

•

holders of outstanding incentive shares in Pandion LLC, all of which were intended to constitute profits interests for U.S. federal income tax purposes, will receive a number of shares of common stock of Pandion Therapeutics, Inc. based upon a conversion price to be determined by our board of directors immediately prior to the Conversion. Of the shares of common stock issued in respect of incentive shares, 1,318,330 will continue to be subject to vesting in accordance with the vesting schedule applicable to such incentive shares. Additionally, we expect to grant holders of incentive shares who are our employees, directors or consultants at the time of the Conversion a number of options to purchase shares of our common stock derived from the ratio at which incentive shares convert into shares of common stock.

The number of shares of common stock and options to purchase common stock that holders of incentive shares will receive in the Conversion will be based on the fair value per common share as determined by our board of directors immediately prior to the Conversion, which we expect to be based on the initial public offering price. In this prospectus, we have assumed a fair value of $17.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus. Based on this assumed fair value of $17.00 per common share, the incentive shares will convert into an aggregate of 1,454,025 shares of our common stock, and we expect to grant options to purchase an aggregate of 910,570 shares of our common stock. However, the number of shares of common stock to be issued upon conversion of the incentive shares and the number of options to purchase shares of our common stock will be affected if the initial public offering price per share of common stock in this offering differs from the midpoint of the price range set forth on the cover page of this prospectus. At a fair value of $18.00 per common share, which is the high end of the price range per share set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 1,504,613 shares of our common stock, and we would expect to grant options to purchase an aggregate of 859,982 shares of our common stock. At a fair value of $16.00 per common share, which is the low end of the price range set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 1,397,118 shares of our common stock, and we would expect to grant options to purchase an aggregate of 967,477 shares of our common stock.

In connection with the Conversion, Pandion Therapeutics, Inc. will continue to hold all property and assets of Pandion LLC and will assume all of the debts and obligations of Pandion LLC. After effecting the Conversion, we will be governed by a certificate of incorporation to be filed with the Secretary of State of the State of Delaware and our bylaws. On the effective date of the Conversion, the members of the board of directors of Pandion LLC will become the members of the board of directors of Pandion Therapeutics, Inc. and the officers of Pandion LLC will become the officers of Pandion Therapeutics, Inc.

Following the Conversion, we will consummate the initial public offering of our common stock. Upon the closing of our initial public offering, 91,441,336 shares of preferred stock issued in the Conversion will convert into 17,950,189 shares of our common stock.

In this prospectus, except as otherwise indicated or the context otherwise requires, all information is presented giving effect to the Conversion. References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Conversion relate to the capitalization and equity of Pandion LLC, and after the Conversion, to Pandion Therapeutics, Inc. The consolidated financial statements and selected historical consolidated financial data and other financial information included in this prospectus are those of Pandion LLC and its subsidiaries and do not give effect to the Conversion. We expect that the Conversion will not have a material effect on our consolidated financial statements.

The purpose of the Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a Delaware corporation rather than a Delaware limited liability company, and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) our issuance and sale in June 2020 of an aggregate of 20,116,868 Series B preferred shares for gross proceeds of $42.0 million, (ii) our issuance and sale in June 2020 of rights under a simple agreement for future equity, or SAFE, for gross proceeds of $6.0 million, (iii) the Conversion, (iv) the automatic conversion of all outstanding shares of our preferred stock issued in the Conversion into an aggregate of 17,950,189 shares of common stock upon the closing of this offering, (v) the automatic conversion of the SAFE into 352,941 shares of our common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, (vi) all outstanding warrants to purchase shares of Series A preferred stock automatically becoming warrants to purchase shares of common stock upon the closing of this offering and (vii) the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 5,500,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of March 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$67,658	$115,658	$199,413

Redeemable convertible preferred shares:
Series A redeemable convertible preferred shares: 51,310,614 shares authorized, 51,217,321 shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	66,140	—
Series A prime redeemable convertible preferred shares: 948,225 shares authorized, issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,814	—
Series B redeemable convertible preferred shares: 39,275,790 shares authorized and 19,158,922 issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	40,066	—
Members’ equity (deficit):
Common shares: 6,311,246 shares issued and 5,943,570 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—
Incentive shares, 4,827,991 shares issued, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	232	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma; 5,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value: no shares issued and outstanding, actual; 200,000,000 shares authorized, 20,994,794 shares issued and 19,627,151 shares outstanding, pro forma; 200,000,000 shares authorized, 26,494,794 shares issued and 25,127,151 outstanding, pro forma as adjusted	—	21	27
Additional paid-in capital	—	156,231	239,981
Accumulated deficit	(50,915)	(50,915)	(50,915)

Total members’ / stockholders’ (deficit) equity	(50,683)	105,337	189,092

Total capitalization	$57,337	$105,337	$189,092

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes:

•

55,976 Series A preferred shares issuable upon the exercise of a warrant to purchase Series A preferred shares outstanding as of March 31, 2020 that will automatically become a warrant to purchase 10,976 shares of common stock upon the closing of this offering, at an exercise price of $5.849 per share;

•

910,570 shares of our common stock that will be issuable upon the exercise of options that we expect to grant in connection with the Conversion, based on an assumed fair value of $17.00, under our 2020 Stock Incentive Plan with such grants effective upon the commencement of trading of our common stock on the Nasdaq Global Market, at an exercise price per share equal to the initial public offering price; and

•

2,519,375 and 209,948 additional shares of our common stock that will become available for future issuance under our 2020 Stock Incentive Plan of which our board of directors expects to grant options to purchase an aggregate of 105,976 shares of common stock to our non-employee directors effective upon the commencement of trading of our common stock on the Nasdaq Global Market, and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2020 was $(50.7) million, or $(40.95) per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred shares, which is not included within members’ deficit. Historical net tangible book value per share represents historical net tangible book value divided by the 1,237,639 common shares outstanding as of March 31, 2020, including 72,102 unvested restricted shares subject to repurchase by us.

Our pro forma net tangible book value as of March 31, 2020 was $105.3 million, or $5.02 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) our issuance and sale in June 2020 of an aggregate of 20,116,868 Series B preferred shares for gross proceeds of $42.0 million, (ii) our issuance and sale in June 2020 of rights under a simple agreement for future equity for gross proceeds of $6.0 million, (iii) the Conversion, (iv) the automatic conversion of all outstanding shares of our preferred stock issued in the Conversion into an aggregate of 17,950,189 shares of common stock upon the closing of this offering, (v) the automatic conversion of the SAFE into 352,941 shares of our common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, and (vi) all outstanding warrants to purchase shares of Series A preferred stock automatically becoming warrants to purchase shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2020, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of 5,500,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $189.1 million, or $7.14 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.12 to existing stockholders and immediate dilution of $9.86 in pro forma as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Historical net tangible book value per share as of March 31, 2020	$(40.95)
Increase per share attributable to the pro forma adjustments described above	45.97

Pro forma net tangible book value per share as of March 31, 2020	5.02
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of common stock in this offering	2.12

Pro forma as adjusted net tangible book value per share immediately after this offering		7.14

Dilution per share to new investors purchasing shares of common stock in this offering		$9.86

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.18 and dilution per share to new investors purchasing shares of common stock in this offering by $0.82, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $0.31 and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $0.31, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.35 and increase the dilution per share to new investors purchasing shares of common stock in this offering by $0.35, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $7.39, representing an immediate increase in pro forma as adjusted net tangible book value per share of $2.37 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $9.61 to new investors purchasing shares of common stock in this offering, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2020, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percentage
Existing stockholders	20,994,794	79.2%	161,499,304	63.3%	$7.69
New investors	5,500,000	20.8%	93,500,000	36.7%	$17.00

Total	26,494,794	100%	254,999,304	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $5.5 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.3 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.4 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $17.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 4.0 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 4.5 percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to 76.8% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing shares of common stock in this offering would be increased to 23.2% of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of March 31, 2020, and exclude:

•

55,976 Series A preferred shares issuable upon the exercise of a warrant to purchase Series A preferred shares outstanding as of March 31, 2020 that will automatically become a warrant to purchase 10,976 shares of common stock upon the closing of this offering, at an exercise price of $5.849 per share;

•

910,570 shares of our common stock that will be issuable upon the exercise of options that we expect to grant in connection with the Conversion, based on an assumed fair value of $17.00, under our 2020 Stock Incentive Plan with such grants effective upon the commencement of trading of our common stock on the Nasdaq Global Market, at an exercise price per share equal to the initial public offering price; and

•

2,519,375 and 209,948 additional shares of our common stock that will become available for future issuance under our 2020 Stock Incentive Plan of which our board of directors expects to grant options to purchase an aggregate of 105,976 shares of common stock to our non-employee directors effective upon the commencement of trading of our common stock on the Nasdaq Global Market, and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

To the extent stock options are issued and exercised under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated interim statements of operations data for the three months ended March 31, 2020 and 2019 and the consolidated balance sheet data as of March 31, 2020 from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and they have been prepared on the same basis as the audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$2,001	$—	$967	$—

Operating expenses:
Research and development	6,942	5,084	18,176	8,387
General and administrative	1,566	774	5,010	2,662

Total operating expenses	8,508	5,858	23,186	11,049

Loss from operations	(6,507)	(5,858)	(22,219)	(11,049)

Interest income	41	53	258	175
Interest expense	(43)	—	(26)	(13)
Fair value adjustment to convertible promissory note	89	—	110	—

Net loss	$(6,420)	$(5,805)	$(21,877)	$(10,887)

Change in redemption value of redeemable preferred shares	(1,534)	(954)	(3,975)	(2,329)

Net loss attributable to common shareholders	$(7,954)	$(6,759)	$(25,852)	$(13,216)

Net loss per common share, basic and diluted (1)	$(1.38)	$(1.35)	$(4.90)	$(3.33)

Weighted-average number of shares used in computing net loss per common share, basic and diluted	5,773,744	4,989,553	5,274,111	3,964,091

Pro forma net loss per common share, basic and diluted (unaudited)(1)	$(0.67)		$(2.76)

Pro forma weighted-average number of common shares used in computing net loss per common share, basic and diluted (unaudited)(1)	9,614,638		7,925,420

(1)

See Note 15 to our consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and Note 12 to our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and 2019 appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per common share.

	As of December 31,		As of March 31,
	2019	2018	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,970	$10,172	$67,658
Working capital(1)	12,938	9,165	62,716
Total assets	21,019	12,224	72,496
Redeemable convertible preferred shares / stock	46,967	24,977	108,020
Total members’/stockholders’ deficit	(42,789)	(17,057)	(50,683)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We are a clinical stage biopharmaceutical company developing novel therapeutics designed to address the unmet needs of patients suffering from autoimmune diseases. We have combined a network-based conceptualization of the immune system with expertise in advanced protein engineering to develop our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform. Our TALON platform enables us to employ a modular approach to create a pipeline of product candidates using immunomodulatory effector modules that act at known control nodes within the immune network. We are also able to combine an effector module with a tissue-targeted tether module in a bifunctional format to guide delivery of the effector to a targeted tissue. Our lead product candidate, PT101, a combination of our interleukin-2, or IL-2, mutein effector module with a protein backbone, is designed to selectively expand regulatory T cells, or Treg cells, systemically, without activating proinflammatory cells, such as conventional T cells and natural killer, or NK, cells. We are initially developing PT101 for the treatment of patients with moderate-to-severe ulcerative colitis, or UC, and are currently conducting a Phase 1a clinical trial of PT101 in healthy volunteers, with final data expected in the first half of 2021. We continue to develop and expand our library of effector and tether modules as part of our early stage research and discovery pipeline.

We were formed under the laws of the State of Delaware in September 2016 as a corporation under the name Immunotolerance, Inc. and began operations in January 2017. We changed our name to Pandion Therapeutics, Inc. in June 2017. On January 1, 2019, we completed a series of transactions in which Pandion Therapeutics, Inc. became a direct wholly owned subsidiary of Pandion Therapeutics Holdco LLC, or Pandion LLC, a Delaware limited liability company, and all outstanding equity securities of Pandion Therapeutics, Inc. were canceled and converted on a one-for-one basis into equity securities of Pandion LLC.

Our lead product candidate is in Phase 1 clinical development and our other product candidates and our research initiatives are in preclinical or earlier stages of development. Our ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Our operations to date have been financed primarily by aggregate net proceeds of $149.0 million from the issuance of redeemable convertible preferred shares, a simple agreement for future equity, or SAFE, convertible notes and a term loan. Since inception, we have had significant operating losses. Our net loss was $21.9 million and $10.9 million for the years ended December 31, 2019 and 2018, respectively, and our net loss was $6.4 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $50.9 million and $67.7 million in cash and cash equivalents.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, as well as hire additional personnel, pay fees to outside consultants, lawyers and accountants, and incur other increased costs associated with being a public company. In addition, if and when, if ever, we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current operating plan, we believe that the net proceeds from this initial public offering, or IPO, together with our existing cash and cash equivalents of $67.7 million as of March 31, 2020 and the gross proceeds of $42.0 million from the issuance and sale of additional Series B preferred shares and the gross proceeds of $6.0 million from the SAFE in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements through the first half of 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.

To date, we have not had any products approved for sale and, therefore, have not generated any product revenue. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. To date, our financial condition and operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition and operations, including ongoing and planned clinical trials. The impact of the COVID-19 outbreak on our financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results may be materially adversely affected.

Components of Operating Results

Revenue

We have not generated any revenue from product sales and do not expect to generate revenue from the sale of products for several years, if at all. If our development efforts for our current or future product candidates are successful and result in regulatory marketing approval, we may generate revenue in the future from product sales. However, we cannot predict if, when or to what extent we will generate revenue from the commercialization and sale of our product candidates, and we may never succeed in obtaining regulatory approval for, or commercializing, any of our product candidates.

In October 2019, we entered into a license and collaboration agreement, or the Astellas agreement, with Astellas Pharma Inc., or Astellas, to develop locally acting immunomodulators for autoimmune diseases of the pancreas. Under the terms of the Astellas agreement, we are responsible for the design and discovery of bifunctional product candidates based on our TALON platform, and Astellas will conduct preclinical, clinical and commercialization activities for any candidates developed in the collaboration. The initial research plan is focused on three tissue-selective tether targets in the pancreas. The primary indication for which we and Astellas will seek to develop compounds is type 1 diabetes. We received an upfront payment of $10.0 million and have the right to receive research, development and regulatory milestone payments under the collaboration. We also have the right to receive tiered royalties on worldwide net sales of any commercial products developed under the collaboration.

For the year ended December 31, 2019 and the three months ended March 31, 2020, we recognized $1.0 million and $2.0 million, respectively, in revenue under the Astellas agreement with respect to the upfront payment, research funding and external cost reimbursement received to date. For additional information about our revenue recognition policy, see Note 2 to our audited financial statements included elsewhere in this prospectus.

We may also in the future enter into additional license or collaboration agreements for our product candidates or intellectual property, and we may generate revenue in the future from payments as a result of such license or collaboration agreement.

Operating Expenses: Research and Development

Our research and development expenses consist primarily of costs incurred for the development of our product candidates and our drug discovery efforts, which include:

•	personnel costs, which include salaries, benefits and equity-based compensation expense;

•	expenses incurred under agreements with consultants and third-party contract organizations that conduct research and development activities on our behalf;

•	costs related to sponsored research service agreements;

•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials; and

•	laboratory supplies and equipment used for internal research and development activities.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers.

We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of internal personnel costs and external costs, such as fees paid to consultants, contractors and contract research organizations, or CROs, in connection with our development activities. We do not fully allocate costs to programs as many of our research and development costs are indirect or are deployed across multiple programs.

The table below summarizes our direct and allocated research and development expenses incurred by development program:

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019	2018
	(in thousands)
PT101	$3,069	$3,386	$8,132	$2,876
PT002	259	307	1,708	1,032
PT627	476	—	389	—
PT001	452	466	2,631	1,234
All other programs	1,176	416	2,968	1,422
Non-program specific and unallocated research and development expenses	1,510	509	2,348	1,823

Total research and development expenses	$6,942	$5,084	$18,176	$8,387

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in manufacturing, advancing our programs and conducting clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming and the successful development of our product candidates is highly uncertain.

Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•	successfully completing preclinical studies and initiating clinical trials;

•	successful enrollment and completion of clinical trials;

•	data from our clinical program that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;

•

acceptance by the U.S. Food and Drug Administration, or FDA, European Medicines Agency, Health Canada or other regulatory agencies of the investigational new drug applications, clinical trial application or other regulatory filings for PT101 and future product candidates;

•	expanding and maintaining a workforce of experienced scientists and others to continue to develop our product candidates;

•	successfully applying for and receiving marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities; and

•	maintaining a continued acceptable safety profile of our products following receipt of any marketing approvals.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy, which includes advancing PT101 through clinical development and other product candidates into clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and seeking regulatory approvals for our product candidates that successfully complete clinical trials. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.

Operating Expenses: General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, depreciation expense and other expenses for outside professional services, including legal, human resources, audit and accounting services and facility-related fees not otherwise included in research and development expenses. Personnel costs consist of salaries, benefits and equity-based compensation expense, for our personnel in executive, finance and accounting, business operations and other administrative functions. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Other Income (Expense), Net

Our other income (expense), net is comprised of interest income earned on cash reserves in our operating account, interest expense principally on our term loan, and fair value adjustments on the JDRF convertible promissory note for which we have elected the fair value option of accounting.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2019

The following sets forth our results of operations for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,		Change
	2020	2019	Dollar	Percent
	(dollars in thousands)
Revenue	$2,001	$—	$2,001	—

Operating expenses
Research and development	6,942	5,084	1,858	37%
General and administrative	1,566	774	792	102%

Total operating expenses	8,508	5,858	2,650	45%

Loss from operations	(6,507)	(5,858)	(649)	11%
Other income (expense), net	87	53	34	64%

Net loss	$(6,420)	$(5,805)	$(615)	11%

Revenue

For the three months ended March 31, 2020, we recognized $2.0 million in revenue under the Astellas agreement. While the contractual term under the Astellas agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas agreement, we initially estimate our research and development commitments will be completed by the end of 2022. As of March 31, 2020, we estimated a total transaction price of $29.9 million, consisting of the fixed upfront payment and estimated research funding and reimbursement of external costs of $19.9 million presently budgeted under the Astellas agreement to be incurred through 2022. As of March 31, 2020, we have no contract assets and short-term and long-term deferred revenues of $4.3 million and $5.6 million, respectively, which is presently estimated to be recognized through 2022. The aggregate amount of the transaction price that remains unsatisfied as of March 31, 2020 is estimated to be $27.0 million, of which we expect to recognize $8.9 million in 2020, $8.5 million in 2021 and $9.6 million in 2022.

Research and Development Expenses

Research and development expenses were comprised of:

	Three Months Ended March 31,		Change
	2020	2019	Dollar	Percent
	(dollars in thousands)
Personnel	$1,270	$727	$543	75%
Services	4,135	3,513	622	18%
Facilities and equipment	575	258	317	123%
Supplies	710	571	139	24%
Other	252	15	237	1,580%

Total research and development expenses	$6,942	$5,084	$1,858	37%

Direct and allocated research and development expenses by program were comprised of:

	Three Months Ended March 31,		Change
	2020	2019	Dollar	Percent
	(dollars in thousands)
PT101	$3,069	$3,386	$(317)	(9%)
PT002	259	307	(48)	(16%)
PT627	476	—	476	—
PT001	452	466	(14)	(3%)
All other programs	1,176	416	760	183%
Non-program specific and unallocated research and development expenses	1,510	509	1,001	197%

Total research and development expenses	$6,942	$5,084	$1,858	37%

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase substantially for the foreseeable future as we advance PT101 through clinical trials, including our Phase 1 clinical trial, and we continue to develop our other additional product candidates, PT002, PT627 and PT001, and seek to discover and develop additional product candidates. We have increased our headcount as our product pipeline has advanced.

Research and development expenses were $6.9 million for the three months ended March 31, 2020, compared to $5.1 million for the three months ended March 31, 2019. The increase of $1.8 million was due to an increase in activities across all of our programs and across all cost categories.

We initiated our Phase 1a clinical trial of PT101 in February 2020. We have continued to advance our other product candidates and seek to discover and develop other programs. The increase of $0.5 million in personnel-related costs was related to our research and development headcount increasing from 20 employees as of March 31, 2019, to 35 employees as of March 31, 2020. Preclinical and consulting services and development activities outsourced to CROs increased an aggregate of $0.6 million across all our programs. Our facility and supply costs increased $0.3 million and $0.1 million, respectively, during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, commensurate with the expansion of our pipeline of research and development programs.

General and Administrative Expenses

General and administrative expenses to support our business activities were comprised of:

	Three Months Ended March 31,		Change
	2020	2019	Dollar	Percent
	(dollars in thousands)
Personnel costs	$430	$275	$155	56%
Professional services	948	400	548	137%
Facility costs, travel and other expenses	82	93	(11)	(12%)
Other	106	6	100	1,667%

Total general and administrative expenses	$1,566	$774	$792	102%

The increase in general and administrative expenses was primarily attributable to an increase of $0.5 million in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 in third-party professional services to support our in-house personnel in various aspects of developing and supporting the business including human resources, information technology, audit, tax, public relations, communications and other general and administrative activities. It was also partially attributable to an increase of $0.2 million in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 in personnel costs from additions to general and administrative employees.

Other Income (Expense), Net

Our other income (expense), net was comprised of:

	Three Months Ended March 31,		Change
	2020	2019	Dollar	Percent
	(dollars in thousands)
Interest income	$41	$53	$(12)	(23%)
Interest expense	(43)	—	(43)	—
Fair value adjustments to convertible note	89	—	89	—

Other income (expense), net	$87	$53	$34	64%

Our interest income increased on proceeds received from our issuances of our redeemable convertible preferred shares in February and March 2020. We have elected to account for the JDRF convertible promissory note at fair value and recorded a gain of $0.1 million in the fair value of the convertible note for the three months ended March 31, 2020.

Comparison of the Years Ended December 31, 2019 and 2018

The following sets forth our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,		Change
	2019	2018	Dollar	Percent
	(dollars in thousands)
Revenue	$967	$—	$967	—

Operating expenses
Research and development	18,176	8,387	9,789	117%
General and administrative	5,010	2,662	2,348	88%

Total operating expenses	23,186	11,049	12,137	110%

Loss from operations	(22,219)	(11,049)	(11,170)	101%
Non-operating income (expense), net	342	162	180	111%

Net loss	$(21,877)	$(10,887)	$(10,990)	101%

Revenue

For the year ended December 31, 2019, we recognized $1.0 million in revenue under the Astellas agreement. While the contractual term under the Astellas agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas agreement, we initially estimate our research and development commitments will be completed by the end of 2022. As of December 31, 2019, we estimated a total transaction price of $29.9 million, consisting of the fixed upfront payment and estimated research funding and reimbursement of external costs of $19.9 million presently budgeted under the Astellas agreement to be incurred through 2022. As of December 31, 2019, we have no contract assets and short-term and long-term deferred revenues of $4.4 million and $6.1 million, respectively, which is presently estimated to be recognized through 2022. The aggregate amount of the transaction price that remains unsatisfied as of December 31, 2019 is estimated to be $29.0 million, of which we expect to recognize $10.9 million in 2020, $8.5 million in 2021 and $9.6 million in 2022.

Research and Development Expenses

Research and development expenses were comprised of:

	Year Ended December 31,		Change
	2019	2018	Dollar	Percent
	(dollars in thousands)
Personnel	$3,279	$2,210	$1,069	48%
Services	10,683	5,038	5,645	112%
Facilities and equipment	1,183	243	940	387%
Supplies	2,727	849	1,878	221%
Other	304	47	257	547%

Total research and development expenses	$18,176	$8,387	$9,789	117%

Direct and allocated research and development expenses by program were comprised of:

	Year Ended December 31,		Change
	2019	2018	Dollar	Percent
	(dollars in thousands)
PT101	$8,132	$2,876	$5,256	183%
PT002	1,708	1,032	676	66%
PT627	389	—	389	—
PT001	2,631	1,234	1,397	113%
All other programs	2,968	1,422	1,546	109%
Non-program specific and unallocated research and development expenses	2,348	1,823	525	29%

Total research and development expenses	$18,176	$8,387	$9,789	117%

Research and development expenses were $18.2 million for the year ended December 31, 2019, compared to $8.4 million for the year ended December 31, 2018. The increase of $9.8 million was primarily due to an increase in activities across all of our programs and across all cost categories. In 2019 and 2018 we advanced our lead product candidate, PT101, through preclinical activities. We also advanced our pipeline of candidates engineered using our TALON platform, including PT002, PT627 and PT001.

To support the continued advancement of our pipeline, we increased the number of internal employees (and attendant personnel costs) devoted to research and development activities to 29 at December 31, 2019 from 14 at December 31, 2018. Preclinical and consulting services and development activities outsourced to CROs increased $5.6 million, of which $4.7 million was with respect to PT101, for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Our facility and supply costs across all programs also increased $0.9 million and $1.9 million, respectively, during the year ended December 31, 2019 as compared to the year ended December 31, 2018, commensurate with the expansion of our pipeline of research and development programs. We expect our research and development expenses will continue to increase as we advance our pipeline of product candidates through planned preclinical and clinical development.

General and Administrative Expenses

General and administrative expenses to support our business activities were comprised of:

	Year Ended December 31,		Change
	2019	2018	Dollar	Percent
	(dollars in thousands)
Personnel costs	$1,809	$805	$1,004	125%
Professional services	2,587	1,221	1,366	112%
Facilities and equipment	321	531	(210)	(40)%
Other	293	105	188	179%

Total general and administrative expenses	$5,010	$2,662	$2,348	88%

The increase in general and administrative expenses of $2.3 million in the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily attributable to a $1.4 million increase in third-party services to support our in-house personnel in various aspects of developing and supporting the business including human resources, information technology, audit, tax, public relations, communications and other general and administrative activities. Personnel costs increased $1.0 million in the year ended December 31, 2019 as compared to the year ended December 31, 2018 as a result of changes in and additions to general and administrative employees. Increases in our general and administrative expenses were partially offset by a $0.2 million decrease in allocated facilities and equipment costs in the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Other Income (Expense), Net

Our other income (expense), net was comprised of:

	Year Ended December 31,		Change
	2019	2018	Dollar	Percent
	(dollars in thousands)
Interest income	$258	$175	$83	47%
Interest expense	(26)	(13)	(13)	100%
Fair value adjustments to convertible note	110	—	110	—

Other income (expense), net	$342	$162	$180	111%

Our interest income increased on proceeds received from our issuances of our redeemable convertible preferred shares in January 2019. We have elected to account for the JDRF convertible promissory note at fair value and have recorded a gain of $0.1 million in the fair value of the convertible note for the year ended December 31, 2019.

Liquidity and Capital Resources

Sources of Liquidity

Our operations to date have been financed primarily by aggregate net proceeds of $149.0 million from the issuance of redeemable convertible preferred shares, the SAFE, convertible notes and a term loan. Since inception, we have had significant operating losses. Our net loss was $21.9 million and $10.9 million for the years ended December 31, 2019 and 2018, respectively, and our net loss was $6.4 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $50.9 million and $67.7 million in cash and cash equivalents.

In June 2020, we issued and sold an aggregate of 20,116,868 additional Series B preferred shares for gross proceeds of $42.0 million and we entered into the SAFE, pursuant to which we issued rights to one investor to receive shares of our capital stock for an aggregate purchase price of $6.0 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Cash Flows

The following table summarizes our cash flows:

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Net cash used in operating activities	$(4,786)	$(6,588)	$(13,429)	$(10,605)
Net cash used in investing activities	(733)	(376)	(635)	(637)
Net cash provided by financing activities	57,709	17,967	19,862	20,946

Net increase in cash, cash equivalents and restricted cash	$52,190	$11,003	$5,798	$9,704

Net Cash Used in Operating Activities

Cash used in operating activities of $4.8 million during the three months ended March 31, 2020 was attributable to our net loss of $6.4 million and a decrease of $0.5 million in our deferred revenue under the Astellas agreement, offset by a $2.0 million net increase in our working capital and non-cash charges of $0.1 million principally with respect to equity-based compensation and depreciation expense.

Cash used in operating activities of $6.6 million during the three months ended March 31, 2019 was attributable to our net loss of $5.8 million and a $0.8 million net decrease in our working capital.

Cash used in operating activities of $13.4 million during the year ended December 31, 2019 was attributable to our net loss of $21.9 million together with a $2.2 million net increase in our working capital, offset by a $10.4 million increase in our deferred revenue under the Astellas agreement and non-cash charges of $0.3 million principally with respect to equity-based compensation and depreciation expense.

Cash used in operating activities of $10.6 million during the year ended December 31, 2018 was attributable to our net loss of $10.9 million, offset by non-cash charges of $0.2 million principally with respect to equity-based compensation and depreciation expense and by a $0.1 million decrease in our working capital.

Net Cash Used in Investing Activities

Investing activities for all periods presented consist of purchases of property and equipment.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the three months ended March 31, 2020 amounted to $57.7 million comprised of $39.7 million net proceeds from the sale and issuance of our Series B redeemable convertible preferred shares in March 2020 and $18.0 million net proceeds upon the sale and issuance of our Series A redeemable convertible preferred shares in February 2020.

Cash provided by financing activities for the three months ended March 31, 2019 amounted to $18.0 million comprised of net proceeds upon the second issuance of our Series A redeemable convertible preferred shares in January 2019.

Cash provided by financing activities for the year ended December 31, 2019 amounted to $19.9 million comprised of $18.0 million net proceeds upon the second issuance of our Series A redeemable convertible preferred shares in January 2019 and $1.9 million of net proceeds on our term loan borrowing.

Cash provided by financing activities for the year ended December 31, 2018 amounted to $20.9 million comprised of $18.9 million net proceeds upon the sale and issuance of our Series A redeemable convertible preferred shares in January 2018 and $2.0 million net proceeds from the JDRF convertible promissory note.

Loan and Security Agreement

In November 2019, we entered into a secured term loan facility in the amount of $10.0 million, or Term Loan Facility, with an initial advance of $2.0 million. A second advance of $4.0 million is available to be drawn prior to June 30, 2020 and a third advance of $4.0 million is available to be drawn based upon the achievement of certain events prior to June 30, 2020. The loans under the Term Loan Facility bear interest at the greater of (i) the prime rate less 1% and (ii) 4.25%. In response to the financial impact of the COVID-19 pandemic, in April 2020 the lender extended monthly interest-only payments on the outstanding term loan through November 2021 and the final maturity date on the term loan to May 2024. The Term Loan Facility is collateralized by a first priority perfected security interest in all of our tangible and intangible property, with the exception of our intellectual property, and by a negative pledge on our intellectual property.

Funding Requirements

Any product candidates we may develop may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research, manufacturing and development services, costs relating to the build-out of our headquarters, laboratories and manufacturing facility, license payments or milestone obligations that may arise, laboratory and related supplies, clinical costs, manufacturing costs, legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that the net proceeds from this IPO, together with our cash and cash equivalents of $67.7 million as of March 31, 2020 and the gross proceeds of $42.0 million from the issuance and sale of additional Series B preferred shares and the gross proceeds of $6.0 million from the SAFE in June 2020, will be sufficient to fund our operating expenses and capital expenditure requirements through the first half of 2024. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the progress, costs and results of our ongoing Phase 1a clinical trial of PT101;

•

the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our product candidates, including our planned Phase 1b/2a clinical trial of PT101;

•	the number of, and development requirements for, other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient and manufacture of our product candidates and the terms of such arrangements;

•	the success of our collaboration with Astellas;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;

•

the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;

•	the impacts of the COVID-19 pandemic;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations; and

•	the costs of operating as a public company.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

All of our revenue relates to the Astellas agreement. We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, or ASC 606. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect consideration to which we are entitled in exchange for the goods or services we transfer to the customer.

We are required to make a number of estimates and judgments in the process of recording our revenue. These estimates include determining the performance obligations, estimating the total transaction price, determining the period over which we record our revenue, estimating the total costs to completion and costs incurred to date. We have allocated the estimated $29.9 million accounting transaction price entirely to a single, bundled performance obligation comprised of the licenses provided to Astellas, our research services and other ancillary promises. We recorded the $10.0 million upfront payment from Astellas as deferred revenue in November 2019 and will record future invoices under the Astellas agreement as deferred revenue. While the contractual term under the Astellas agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas agreement, we will recognize the estimated total transaction price over the estimated period the research and development services are expected to be provided which, as of March 31, 2020, is approximately three years through 2022. We believe our performance obligation to Astellas is satisfied over the course of our performance of the research and development activities under the Astellas agreement and, depicting our performance in satisfaction of our performance obligation, we use input method as a measure of progress towards completion according to actual costs incurred compared to estimated total costs to estimate progress toward satisfaction of our performance. We will remeasure our progress towards completion of our performance obligation at the end of each reporting period.

For further discussion of revenue recognition, see Note 2 to our audited consolidated financial statements for the years ended December 31, 2019 and 2018 included elsewhere in this prospectus.

Research and Development Costs

We estimate costs of research and development activities conducted by service providers, which include, the conduct of sponsored research, preclinical studies and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued and other current liabilities or prepaid expenses on the balance sheets and within research and development expense on the consolidated statements of operations.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Equity-based Compensation

Prior to this offering, we issued equity-based compensation awards through the granting of incentive shares, which generally vest over a four-year period. The incentive shares represent a separate substantive class of members’ equity with defined rights within our LLC operating agreement. The incentive shares represent profits interest in the increase in the value of the entity over a floor amount, or Floor Amount, as determined at the time of grant. The Floor Amount is established for tax compliance purposes related to Internal Revenue Code Revenue Procedure 93-27 and 2001-43 where we allocate equity value to our share classes in a hypothetical liquidation transaction as of the date of grant.

We account for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation, or ASC 718. In accordance with ASC 718, compensation cost is measured at estimated fair value and is included as compensation expense over the vesting period during which service is provided in exchange for the award.

We use a Black-Scholes option pricing model to determine fair value of our incentive shares. The Black-Scholes option pricing model includes various assumptions, including the fair value of common shares, expected life of incentive shares, the expected volatility and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, equity-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, share-based compensation cost could be materially impacted in future periods.

The fair value of each of our grants and awards has been estimated using Black-Scholes based on the following assumptions:

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019	2018
Expected term (years)	—	1.2	1.2 - 1.4	6.0 - 10.0
Expected volatility	—	71.5 - 72.3%	71.5 - 77.0%	68.7 - 71.6%
Risk-free interest rate	—	2.5 - 2.6%	1.9%	2.7%
Expected dividend yield	—	—%	—%	—%

We will continue to use judgment in evaluating the assumptions utilized for our equity-based compensation expense calculations on a prospective basis. In addition to the assumptions used in Black-Scholes, the amount of equity-based compensation expense we recognize in our financial statements includes incentive share forfeitures as they occurred.

As there has been no public market for our common shares to date, our board of directors, with input from management, has determined the estimated fair value of our common shares as of the date of each incentive share grant considering our then-most recently available third-party valuation of common shares. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to the valuation of our company, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common share valuations in 2019 and 2018 were prepared using market approaches as follows:

•

For grants of options we made in March through June 2018, we utilized a probability-weighted hybrid method combining (i) trade-sale scenario and the back-solve method for inferring the equity value predicated on the closing of our Series A redeemable convertible preferred shares, and (ii) a sale at or below the liquidation preference. Under the hybrid method, the per share value calculated under the two scenarios is weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per common share before a discount for lack of marketability is applied.

•

For awards of incentive shares in January through June 2019 we utilized the back-solve method for inferring the equity value predicated on the likely second closing of our Series A redeemable convertible preferred shares financing and employed an option-pricing method, or OPM, framework to allocate equity to our common shares.

•

For awards of incentive shares in September, October and December 2019 we utilized a guideline transactions market approach for inferring the equity value implied by a selection of guideline transactions and employed an OPM framework to allocate equity to our common shares.

•

For awards of incentive shares in May and June 2020 we utilized a hybrid methodology that employed a probability-weighted value across multiple scenarios including an OPM framework and an IPO scenario. The total value of equity under each scenario was allocated among equity classes and the estimated probabilities for each scenario were then applied to derive the fair value per common share.

The estimates of fair value of our common shares are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our equity-based compensation expense, net loss and net loss per share applicable to common shareholders could have been materially different.

Following the completion of this offering, we intend to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

The following table details equity-based awards that we granted and awarded between January 1, 2018 and June 30, 2020:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price / Floor Amount	Estimate of Common Share Fair Value Per Share on Grant Date	Black-Scholes Value Per Share on Grant Date
March to June 2018	Options	181,111	$1.07	$1.07	$0.66 - $0.82
June 2018	Warrants	14,031	$1.07	$1.07	$0.82
January to June 2019	Incentive shares	87,839	$1.07	$2.19	$1.68
September 2019	Incentive shares	574,734	$1.07	$1.99	$1.48
October 2019	Incentive shares	63,732	$1.94	$2.29	$1.53
December 2019	Incentive shares	10,785	$4.95	$2.91	$1.53
May 2020	Incentive shares	1,330,614	$10.10	$6.32	$1.99
June 2020	Incentive shares	87,230	$10.96	$6.94	$2.24

Determination of the Fair Value of Convertible Note and Series A Prime Convertible Preferred Shares

We have elected the fair value option for the accounting for the JDRF convertible promissory note issued in 2018. Fair value adjustments to the convertible notes are included in our other income (expenses).

•	The fair value of the initial closing of our convertible notes in December 2018 was determined to be equal to the proceeds of $2.0 million on issuance.

•

The fair value of the convertible note as of December 31, 2019 and 2018 was determined using a Monte Carlo simulation model. Application of the Monte Carlo simulation model involves making assumptions for the expected time to the applicable financing dates, probability of each respective financing scenario versus holding to maturity, total value of equity as of each valuation date, volatility, and risk-free rate. The Monte Carlo simulation model iteratively solves for the calibrated discount rate such that the fair value of the convertible note as of the issuance date is equivalent to the total proceeds on issuance. The selected discount rate as of December 31, 2019 considers the calibrated discount rate as of the issuance date, risk-free rate, and changes in the credit risk for the company.

•

The fair value of the JDRF convertible promissory note on conversion was determined to be equal to the value of our Series A prime redeemable convertible preferred shares into which the convertible note was converted. In valuing our Series A prime redeemable convertible preferred shares for purposes of accounting for the conversion of the JDRF convertible promissory note, we utilized a probability-weighted hybrid method combining (i) trade-sale scenario and the back-solve method for inferring the equity value predicated on the likely closing of our Series B redeemable convertible preferred shares financing, and (ii) an IPO scenario with reference to guideline IPOs in the biotech sector. Under the hybrid method, the per share value calculated under the two scenarios is weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the Series A prime redeemable convertible preferred shares.

Recently Adopted Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our consolidated financial statements for the years ended December 31, 2019 and 2018 and the three months ended March 31, 2020 and 2019 appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2020:

	Payments due by period (in thousands)
	Total	Less than one year	One to three years	Three to five years	More than five years
Term loan(1)	$2,000	$—	$1,067	$933	$—
Interest(2)	252	85	142	25	—
Operating lease(3)	10,057	1,636	3,262	3,460	1,699

Total contractual obligations	$12,309	$1,721	$4,471	$4,418	$1,699

(1)

In response to the financial impact of the COVID-19 pandemic, in April 2020 our term loan lender extended monthly interest-only payments on the outstanding term loan through November 2021 and the final maturity date on the term loan to May 2024.

(2)	Interest expense reflects our obligation to make cash interest payments in connection with our term loan at a rate of 4.25%.

(3)	Represents our future minimum lease obligation under our non-cancelable operating a lease for our corporate headquarters in Watertown, Massachusetts, which expires in March 2026.

In addition, under various licensing and related agreements to which we are a party, we may be required to make milestone and earnout payments and to pay royalties and other amounts to third parties. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not known. Such contingent payment obligations are described below.

Pursuant to the antibody library subscription agreement, or Distributed Bio library agreement, with Distributed Bio, Inc., or Distributed Bio, we obtained a non-exclusive license to use an antibody library of Distributed Bio, or the Antibody Library, anti-PD-1 antibodies isolated from the Antibody Library by Distributed Bio, or the Anti-PD-1 Antibodies, and certain software to conduct research and development related to the discovery of antibodies against biological targets of interest to us. We refer to the Antibody Library, the Anti-PD-1 Antibodies and the software collectively as the Deliverables. Distributed Bio has also agreed to assign to us and we own all rights in the sequences of any Anti-PD-1 Antibody and antibody sequences that we identify by panning the Antibody Library, or the Panned Antibodies, including any derivative sequences and any molecules or products containing or any method of manufacture or use of any of the foregoing, which we refer to collectively as the Assigned Antibody Rights. Under the Distributed Bio library agreement, we paid subscription fees to Distributed Bio in connection with the use of the Deliverables. We are also required to make milestone payments to Distributed Bio upon achievement of certain clinical and regulatory milestones with respect to any antibody that has a target recognition site derived from an Anti-PD-1 Antibody, a Panned Antibody or an antibody provided by Distributed Bio under any other agreement with us, and that is included in the Assigned Antibody Rights, which we refer to as an Antibody Product. We may be required to pay up to $4.25 million in clinical milestones and $12.0 million in regulatory milestones for each Antibody Product. Each such milestone payment will be paid only once with respect to any set of targets to which any Antibody Product is directed. The milestone payments may be offset by up to 50% of any amount paid by us to any third party for the achievement of the same or similar milestones with respect to any Antibody Product.

We also pay Distributed Bio for antibody discovery services under a master services agreement that we entered into with Distributed Bio concurrently with the Distributed Bio library agreement, which we refer to as the Distributed Bio MSA. We are required to make the same milestone payments to Distributed Bio upon achievement of certain clinical and regulatory milestones as described in the Distributed Bio library agreement for any Antibody Product, but we will not owe milestone payments more than once for the same Antibody Product if such milestone is achieved under both of the Distributed Bio library agreement and the Distributed Bio MSA.

We paid an aggregate of approximately $1.7 million in subscription fees and other fees under the Distributed Bio library agreement and Distributed Bio MSA through March 31, 2020. Beginning in 2020, we ceased subscribing to the Distributed Bio antibody library, and as a result are no longer obligated to pay subscription fees under such agreement. We continue to engage Distributed Bio for antibody discovery services pursuant to the Distributed Bio MSA and we pay for such services on a service-by-service basis.

We enter into contracts in the normal course of business with CROs, contract manufacturing organizations and other third parties for clinical trials, preclinical research studies, chemistry and testing and manufacturing services. These contracts are generally cancelable by us upon up to 30 days’ prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to and through the date of cancellation. These payments are not included in the table of contractual obligations and commitments above as the amount and timing of these payments are not known.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $67.7 million as of March 31, 2020. Historically, we have generally held our cash equivalents in money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents.

Emerging Growth Company Status

As an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain classified as an EGC until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1 billion of non-convertible debt over a three-year period.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company developing novel therapeutics designed to address the unmet needs of patients suffering from autoimmune diseases. We have combined a network-based conceptualization of the immune system with expertise in advanced protein engineering to develop our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform. Our TALON platform enables us to employ a modular approach to create a pipeline of product candidates using immunomodulatory effector modules that act at known control nodes within the immune network. We are also able to combine an effector module with a tissue-targeted tether module in a bifunctional format to guide delivery of the effector to a targeted tissue. Our lead product candidate, PT101, a combination of our interleukin-2, or IL-2, mutein effector module with a protein backbone, is designed to selectively expand regulatory T cells, or Treg cells, systemically, without activating proinflammatory cells, such as conventional T cells and natural killer, or NK, cells. We are initially developing PT101 for the treatment of patients with moderate-to-severe ulcerative colitis, or UC, and are currently conducting a Phase 1a clinical trial of PT101 in healthy volunteers, with final data expected in the first half of 2021. We continue to develop and expand our library of effector and tether modules as part of our early stage research and discovery pipeline.

We believe there is a need to fundamentally rethink the approaches historically utilized in autoimmune disease drug development. Current therapies for autoimmune disease based on broad immunosuppression or focused on inhibiting one pathway of the immune network often leave patients suffering from chronic residual disease or disease progression. We created our TALON platform to develop therapies that manipulate the immune system at its known control nodes, which we believe will enable us to design and develop treatments for autoimmune diseases that provide a durable clinical benefit.

Our TALON platform is based on the concept of modularity. We start with immune effector modules that we engineer to mimic the action of known control nodes. We can combine these effector modules with a protein backbone to create a portfolio of product candidates tailored to a given autoimmune disease. Specifically, we believe that we can design effectors to act systemically, or using a bifunctional format we can combine our effectors with antibody-based tissue-targeted tethers to concentrate the effector within the target organ. We believe that we have the potential to generate a diverse pipeline of next-generation product candidates to address significant unmet medical needs in autoimmune diseases.

Our lead program, PT101, is an effector module comprised of an engineered variant of wild-type IL-2, or an IL-2 mutein, fused to a protein backbone. We engineered PT101 to confer a high degree of selectivity for Treg cell expansion without activating proinflammatory cells, such as conventional T cells and NK cells. We believe that preferential activation and expansion of Treg cells, a natural regulatory node of the immune system, will enable PT101 to rebalance a dysregulated immune network in the context of autoimmune disease. Based on the dose-escalation data observed in our preclinical studies, PT101 has shown a high degree of selectivity for Treg cells over other types of immune cells such as conventional proinflammatory T cells and NK cells. We plan to develop PT101 for subcutaneous administration for the treatment of a variety of autoimmune and inflammatory diseases, with an initial focus on the treatment of patients with UC, which we estimate will represent a worldwide market of over $7 billion by 2026. In February 2020, we initiated a Phase 1a clinical trial of PT101 in healthy volunteers in Canada. We expect to report final data from this trial in the first half of 2021. Assuming supporting results and subject to regulatory feedback, we plan to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, and commence a Phase 1b/2a trial in patients with UC in 2021.

We are also developing a suite of PD-1 agonists. PD-1 is an inhibitory receptor that is naturally expressed by T cells following their activation. Based on the understood biology of PD-1, we believe agonism of PD-1 is an approach to intervene in ongoing activated proinflammatory T cell responses to prevent excessive and uncontrolled reactivity that can result in damage to host tissues, as well as concurrently stimulate immunomodulatory Treg cells. We are currently in preclinical development of PD-1 agonist antibody-based effectors that mimic the inhibitory effects of PD-1 without blocking the natural interaction between PD-1 and its ligands. Our efforts have generated PT627, a PD-1 agonist that does not require surface binding and retains its function when free floating in solution. Given the potential of PT627 to inhibit PD-1 within tissues as well as in the bloodstream, we believe it represents a markedly differentiated approach to PD-1 agonism for the treatment of autoimmune disease. We are currently conducting preclinical studies of PT627 and plan to begin IND-enabling studies in the first half of 2021.

For autoimmune diseases that exhibit local manifestations, it can be challenging to administer a drug systemically and achieve a sufficient concentration of the drug at the target tissue for optimal therapeutic benefit. We are leveraging our TALON platform to engineer bifunctional therapeutics that tether our immune effector payload to the specific location where the immunomodulator is most likely to interact with infiltrating or activated immune cells. We believe tissue tethering will allow us to deliver the effector directly to the localized site of the autoimmune attack, create a high local concentration of the effector and extend the residence time of the effector at the site of action to increase local exposure.

Our most advanced bifunctional programs, PT002 and PT001, tether an IL-2 mutein effector and PD-1 agonist effector, respectively, to a tether module that binds to mucosal vascular addressing cell adhesion molecule, or MAdCAM, to drive tissue-selective immunomodulation in the gastrointestinal tract. MAdCAM is a protein that is expressed in the gastrointestinal tract and controls the selective migration of immune cells from circulation into the underlying tissues. We are advancing both programs through preclinical development and plan to begin IND-enabling studies of PT001 in the first half of 2021.

Our discovery efforts are focused on expanding our library of effectors and tether modules. We are currently developing a CD39 effector designed to manipulate the inflammatory microenvironment. We are also expanding our library of tethers with ongoing efforts for autoimmune diseases of the skin, kidney and pancreas.

We established a collaboration with Astellas Pharma Inc., or Astellas, in October 2019 to develop locally acting immunomodulators for autoimmune diseases of the pancreas. Under this agreement, we are responsible for the design and discovery of bifunctional product candidates based on our TALON platform, and Astellas will conduct preclinical, clinical and commercialization activities for any candidates developed in the collaboration. The initial research plan is focused on three tissue-selective tether targets in the pancreas. The primary indication for which we and Astellas will seek to develop product candidates is type 1 diabetes. We received an upfront payment of $10.0 million and have the right to receive research, development and regulatory milestone payments under the collaboration. We also have the right to receive tiered royalties on worldwide net sales of any commercial products developed under the collaboration.

We were founded in 2017 and have assembled an experienced management team, board of directors and scientific advisory board with expertise in immunology and drug development. Our investors include Versant Ventures, Polaris Partners, Roche Finance Ltd, S.R. One, Access Biotechnology, Boxer Capital, RA Capital, OrbiMed, BioInnovation Capital, and the JDRF T1D Fund.

Strategy

Our goal is to transform the lives of patients suffering from autoimmune diseases by combining a network-based conceptualization of the immune system with our expertise in advanced protein engineering to design, develop and commercialize next-generation therapies. To achieve this goal, our strategy includes the following key components:

•	Advance our lead product candidate, PT101, through clinical development in patients with UC. We are currently developing our lead product candidate, PT101, to treat a broad set of autoimmune diseases, initially targeting the treatment of patients with UC. Based on the dose-escalation observed in our preclinical studies, PT101 has shown a high degree of selectivity for Treg cells over conventional proinflammatory T cells and NK cells, even at high doses. In February 2020, we initiated a Phase 1a clinical trial of PT101 in healthy volunteers in Canada and we expect to report final data in the first half of 2021. Assuming supporting results and subject to regulatory feedback, we plan to submit an IND to the FDA and commence a Phase 1b/2a trial in patients with UC in 2021.

•

Advance our preclinical pipeline of additional product candidates for autoimmune diseases into clinical trials. We have discovered and engineered a library of modules that we believe can be combined to create therapeutics tailored to address autoimmune diseases. In addition to PT101, we have combined our IL-2 mutein effector with a MAdCAM-tether module to create PT002, a bifunctional MAdCAM-tethered IL-2 mutein, designed to address organ-specific inflammatory injury in the gastrointestinal tract. We are in preclinical development of PT627, a PD-1 agonist effector module combined with a protein backbone, that is designed to be active in a soluble manner. We have also combined our PD-1 agonist effector module with a MAdCAM-tether module to create PT001, a bifunctional MAdCAM-tethered PD-1 agonist. We plan to begin IND-enabling studies for PT627 and PT001 in the first half of 2021.

•

Leverage our proprietary TALON platform to expand our library of effector and tether modules. We continue to expand our earlier stage research and discovery pipeline. We are adding new effector modules to our effector library, such as a CD39 effector, and continuing to add new tissue-tether modules to our tissue-tether library to enable us to treat autoimmune diseases of the skin, kidney and pancreas. We believe that these efforts could result in significant new opportunities to treat autoimmune diseases with high unmet medical need.

•

Continue to selectively evaluate collaborations to maximize the reach of our proprietary TALON platform. Given the potential of our proprietary TALON platform to generate novel product candidates for the treatment of a wide variety of autoimmune diseases, we believe that we can maximize its potential by forming strategic collaborations with respect to certain targets, product candidates or disease areas that could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area. For example, we entered into a strategic collaboration with Astellas in October 2019 to discover, develop and commercialize locally acting immunomodulators for the treatment of autoimmune diseases of the pancreas, including type 1 diabetes.

Our Focus: A Network-Based Conceptualization of the Immune System

The immune system is a self-regulating, multi-scale network comprised of cellular nodes that recognizes and reacts to foreign pathogens while normally remaining unresponsive to host tissues. Normally, self-reactive T cells are eliminated during their development via thymic selection, a process referred to as central tolerance. However, even in healthy individuals, there are circulating T cells that evade central tolerance and are capable of mounting immune responses to host tissues. These T cells are generally kept under control by a variety of different mechanisms associated with known immune control nodes, a process referred to as peripheral tolerance. In autoimmune and inflammatory disease, the loss of control at one or more of these nodes leads to an unchecked immune response, where the immune system recognizes host proteins as foreign, and mounts an attack against the self.

Each of the immune control nodes described below has been identified by published literature through studies of human genetics, the genetic manipulation of preclinical models, studies of how cancers evade the immune system, and/or the adverse autoimmune effects of checkpoint inhibitors in oncology.

•	Node: Regulatory cells (i.e. Treg cells)

•	Mechanism: Regulation of Immune Over-Reactivity

•	Description: a mechanism in which the responding cells of the immune system are monitored and controlled by immunoregulatory cells to prevent over-activation. Treg cells, for example, are naturally occurring immunoregulatory cells that express and secrete anti-inflammatory molecules creating a quiescent environment that tempers the potential responses of other nearby proinflammatory immune cells. The activation and expansion of Treg cells by its growth factor IL-2 increases the ratio of regulatory cells to proinflammatory cells and can prevent over-stimulation of activated cell responses.

•

Example diseases associated with a loss of control at this node: Inflammatory bowel disease, or IBD (including UC), autoimmune hepatitis, primary sclerosing cholangitis, rheumatoid arthritis, interferon gamma-related diseases (including systemic lupus erythematosus, Sjögren’s Syndrome), type 1 diabetes, alopecia areata and myopathies

•	Node: Inhibitory Checkpoints (i.e. PD-1)

•	Mechanism: Attenuation of Immune Activation

•

Description: a mechanism in which engagement of co-inhibitory receptors on responding cells of the immune system work to slow down the immune response. PD-1, for example, is an inhibitory checkpoint receptor that is naturally expressed by T cells following their activation. Agonism of the PD-1 inhibitory receptor on an activated T cell by its natural ligands, PD-L1 or PD-L2, interrupts the intracellular signaling machinery within the T cell, arresting the response, and returning the T cell to a state of quiescence. Agonist antibodies to inhibitory checkpoint receptors such as PD-1 can mimic the natural ligands by interrupting cell signaling and attenuate ongoing activated immune responses.

•	Example diseases associated with a loss of control at this node: type 1 diabetes, vitiligo, IBD, rheumatoid arthritis, interferon gamma-related diseases, myasthenia gravis, scleroderma and myocarditis

•	Node: Soluble Mediators (i.e. CD39)

•	Mechanism: Microenvironment Immune Modulation

•

Description: a mechanism in which local secretion of anti-inflammatory cytokines and/or local expression of energy depleting enzymes create a microenvironment that prevents further escalation of the immune response and promotes a return to quiescence. CD39 is a regulatory enzyme that is expressed on many immune cell types, including Treg cells. CD39 functions to convert adenosine triphosphate, or ATP, into adenosine monophosphate, or AMP, which is then, in conjunction with CD73, a partner enzyme, degraded into adenosine, which is an anti-inflammatory mediator. This mechanism thereby modulates the duration, magnitude, and chemical nature of extracellular signals delivered to immune cells and drives a shift from an ATP-driven proinflammatory microenvironment to an anti-inflammatory microenvironment induced by adenosine.

•	Example diseases associated with a loss of control at this node: atopic dermatitis, IBD, rheumatoid arthritis, arterial vascular diseases and vasculidities, multiple sclerosis and type 1 diabetes

Dysregulation at immune control nodes can lead to a variety of autoimmune diseases as described above. Notably, these diseases can have systemic manifestations, local manifestations, or both. The systemic nature is evident for diseases such as systemic lupus erythematosus and systemic sclerosis, but is also more subtly evident for diseases such as IBD (of which UC is a subtype) and rheumatoid arthritis, whose prominent organ-based features rest on a variable multi-organ injury pattern. Other autoimmune diseases, such as lupus nephritis, autoimmune hepatitis, vitiligo and alopecia areata, have a dominant local manifestation.

Traditional therapies for the treatment of autoimmune disease rely on either broad, nonspecific immunosuppression, such as high-dose corticosteroids, or selective inhibition of a specific biologic pathway within the vast immune network, such as anti-cytokine monoclonal antibodies or anti-kinase small molecules. Despite successes of these treatments, the global dampening of immune network activity via systemic immunosuppression or targeted pathway inhibition can lead to intolerable long-term side effects or may not achieve an adequate or durable clinical response in some patients, and there are unmet medical needs for these patients.

Our Approach

We believe there is a need to fundamentally rethink the approaches historically utilized in autoimmune disease drug development. Current therapies for autoimmune disease based on broad immunosuppression or focused on inhibiting one pathway of the immune network often leave patients suffering from chronic residual disease or disease progression. We believe that broad immunosuppression and narrow pathway inhibition have shown limited clinical utility because the immune system is a self-recalibrating multi-scale network that is best addressed by treatments that mimic the action of known control nodes of the immune network.

Our approach leverages the natural regulatory mechanism of the immune system as the basis of novel immunoregulatory therapeutics, which was made possible in recent years due to the adoption of advanced protein engineering technology. We aim to re-balance the immune response from a state of activation to a state of ready quiescence by modulating known control nodes of the immune system network. We have combined our understanding of these nodes and advanced protein engineering techniques to create our TALON platform, which we are using to develop therapies to manipulate the immune system at its known control nodes. We believe this will enable us to design and develop treatments for autoimmune diseases that provide a durable clinical benefit.

Our TALON platform is based on the concept of modularity as indicated by the graphic below. We start with immune effector modules that we engineer to mimic the action of known immune control nodes. We can combine these effector modules with a protein backbone to create a portfolio of product candidates tailored to a given autoimmune disease. Specifically, we believe that we can design effectors to act systemically, or using a bifunctional format we can combine our effectors with antibody-based tissue-targeted tethers to concentrate the effector within the target organ. We believe that we have the potential to generate a diverse pipeline of next-generation product candidates to address significant unmet medical needs in autoimmune diseases.

Our modular approach to treat autoimmunity includes three key steps:

Engineering of Immunomodulatory Effectors. We select known control nodes and then engineer effector modules to specifically activate the primary mechanisms of control of the immune network as follows:

•	Regulation of Immune Over-Reactivity (e.g. IL-2 Mutein): We have engineered an IL-2 mutein effector to specifically expand the Treg cells in order to activate an inherent immunoregulatory mechanism.

•

Attenuation of Immune Activation (e.g. PD-1 Agonist): We have designed antibody-based effectors that stimulate a known inhibitory immune checkpoint, PD-1, in order to control an active T cell-based immune attack.

•

Microenvironment Immune Modulation (e.g. CD39): We have designed effectors that are designed to mimic the function of CD39, a native anti-inflammatory enzyme within an immune microenvironment to suppress an active immune response.

Discovery of Tissue Tethers. We engineer antibody fragments that bind to specific proteins whose expression is restricted to certain cells within specific target organs. By intersecting this expression pattern with the site of immune attack in an autoimmune disease, we can discover tissue-tethered modules that concentrate their payload where needed. We then engineer and screen these tethers iteratively until we achieve the desired tether-protein interaction behavior. We have an expanding library of tether modules that may enable us to localize our immune effectors to the gastrointestinal tract, skin, kidney and pancreas.

Combination of Modules for Tailored Therapeutic Design. Utilizing our modular approach, we have the ability to design therapeutics with systemic or tissue-targeted effect. We can couple our effectors to a protein backbone to confer desired drug-like properties (e.g. half-life extension), resulting in a systemically active effector product candidate. We can also add a tether module designed to target a specific tissue, which results in a bifunctional molecule tailored to concentrate the effector at the local site of autoimmune attack. We believe that our ability to mix and match our library of immune effectors with our library of tissue-selective tethers will enable us to rapidly create an array of bifunctional molecules for localized delivery of the effector payload.

The above approach is designed to enable us to empirically test the biology of an effector, in both systemic and bifunctional format, before we commit to a development candidate to enter IND-enabling studies. We use a combination of functional screening, structural modeling, extensive molecular characterization and future manufacturability assessments to select candidates to advance that have the desired biological properties and attractive manufacturability attributes.

We use a conceptual, practical and strategic approach to deploying our TALON platform to inform our autoimmune drug development effort, as follows:

•

Conceptual: Our re-appraisal of the immune system as a self-regulating network of interrelated pathways rather than a set of vertical pathways, led us to consider use of the manipulation of known immune control nodes rather than global dampening or pathway-blockade approaches. We believe this novel approach has the potential to result in therapeutics that can achieve clinical response rates and durability of clinical efficacy beyond what has been achieved using traditional drug development approaches for the treatment of autoimmune disease.

•

Practical: Our TALON platform enables us to combine our immune effector modules, each of which utilizes a key yet distinct mechanism of immune system controls, with protein backbones to guide systemic delivery or tissue-selective delivery via creation of bifunctional molecules with tissue-tether selective modules. We believe that the flexibility of this modular approach allows us to efficiently match desired drug characteristics with the nuances of the disease we target. Specifically, we can choose which effector we wish to deploy, and the precise tissue in which we wish to deploy it, based on our understanding of how the immune attack of that disease unfolds in the body or in a specific organ.

•

Strategic: We strategically select diseases of interest based on several factors guided by the conceptual and practical considerations noted above. Before we advance a program, we must have a baseline understanding of how that disease manifests: where in the body and within which organ it manifests, which immune control system is proving inadequate, and where current standards of care are inadequate. From that foundation, we consider diseases for which we may be able to ascertain evidence of clinical efficacy at an early stage of clinical development. These factors guide our strategic decisions regarding which programs to advance, for which disease(s) they may be ideally suited, and the line of sight to clinical proof-of-concept and regulatory review.

Our approach has led to the integrated drug development strategy depicted below.

Tethering Technology

The immune system can act in either a systemic or local manner, or both. For some autoimmune diseases, intervention at the systemic level is most appropriate. However, for autoimmune diseases that exhibit local manifestations, it can be challenging to administer a drug systemically and achieve a sufficient concentration of the drug at the target tissue for optimal therapeutic benefit.

We are leveraging our TALON platform to engineer bifunctional therapeutics that tether our immune effector payload to the specific location where the immunomodulator is most likely to interact with infiltrating or activated immune cells. We believe tissue tethering may offer the following benefits:

(1)	The ability to precisely localize the effector to the specific anatomical location within an organ where autoimmune attack is concentrated;

(2)	The ability to create a high local concentration of the desired immunomodulator in a specific anatomical region; and

(3)	An extended residence time of the effector at the site of action to increase the local pharmacokinetic exposure.

We believe that our ability to increase local concentration of our effectors over extended periods of time has the potential to elicit profound and sustained regulation of the local tissue resident immune system and drive towards induction of local tissue tolerance. Furthermore, the extended local exposure should avoid the need for prolonged systemic exposure and may alleviate some of the potential toxicities associated with global chronic immunosuppressive therapies.

Our Programs

We are leveraging our modular TALON platform to discover and design product candidates for the treatment of a wide range of autoimmune diseases. Our lead therapeutic programs are summarized in the table below:

PT101

Our lead product candidate, PT101, is an effector module comprised of an engineered variant of wild-type IL-2 fused to a protein backbone. Unlike wild type IL-2, which activates a broad array of immune cells, including conventional proinflammatory T cells and NK cells, we engineered PT101 through modifications of its amino acid sequence to activate and expand Treg cells selectively over proinflammatory cells. We believe that preferential activation and expansion of Treg cells, a natural regulatory component of the cellular immune system, will enable PT101 to rebalance a dysregulated immune network in the context of autoimmune disease. Based on the dose-escalation data observed in our preclinical studies, PT101 has shown a high degree of selectivity for Treg cells over conventional proinflammatory T cells and NK cells.

We are developing PT101 for subcutaneous administration for the treatment of a variety of autoimmune and inflammatory diseases, with an initial focus on patients with UC. In February 2020, we initiated a Phase 1a clinical trial of PT101 in healthy volunteers in Canada. We expect to report final data from this trial in the first half of 2021. Assuming supporting results and subject to regulatory feedback, we plan to submit an IND to the FDA and commence a Phase 1b/2a trial in patients with UC in 2021.

Activating Treg Cells with IL-2 to Modulate Peripheral Tolerance

Treg cells are a specialized subpopulation of immune cells whose function is to regulate immune responses, maintaining equilibrium among immune cells and peripheral self-tolerance. Treg cells attenuate ongoing inflammatory processes by a variety of mechanisms that can suppress the activity of effector T cells. Deficiencies in the number or function of Treg cells, for example as seen in rare patient populations who have a genetic lack of Treg cells, are associated with a myriad of autoimmune and inflammatory diseases, including those affecting the intestine. We believe these observations suggest that Treg cells play a key role in maintaining balance in the immune system, self-tolerance, and guarding against autoimmune disease.

The generation, survival, and functional activity of various proinflammatory immune cells as well as immunomodulatory Treg cells are driven by IL-2. IL-2 has dual and opposing functions, specifically that of stimulating conventional T cells and NK cells to promote immune attack, as well as expanding and activating Treg cells to control those immune responses. For example, recombinant IL-2, or aldesleukin, has been utilized since its approval in 1998 for the treatment of metastatic melanoma and renal cell carcinoma. At recommended doses in the oncology setting, it acts by non-specifically expanding immune cells that express the IL-2 receptor. However, at low doses, aldesleukin has shown an ability to achieve selective Treg cell expansion with encouraging clinical efficacy in multiple autoimmune diseases. We believe that aldesleukin’s narrow therapeutic window of selectively expanding Treg cell without expanding selectivity for conventional T cells and NK cells, combined with the need for daily subcutaneous administration due to its short half-life, are hindrances to routine use of aldesleukin as a viable autoimmune therapy. At present, there are no approved treatments utilizing IL-2 for autoimmune disease.

We believe these observations present an opportunity for an engineered variant of IL-2 to selectively expand Treg cells. An engineered IL-2 could have the advantage of utilizing the immune system’s natural control mechanism (i.e., Treg cells) to stimulate self-tolerance, while minimizing proinflammatory immune responses (i.e., conventional T and NK cells). The expansion of proinflammatory immune cells detracts from that efficacy associated with the expansion of Treg cells in the context of autoimmunity. We believe a strategy by which to achieve such a Treg cell selective IL-2 mutein involves the engineering of a biased interaction of IL-2 with specific components of its receptor.

The IL-2 receptor, or IL-2R, is comprised of three subunits: α, ß and g. These subunits combine to form two receptor formats with varying affinity for IL-2, as follows:

•	The low affinity format: IL-2Rß plus IL-2Rg as found on conventional T and NK cells; and

•	The high affinity format: IL-2Rα, IL-2Rß and IL-2Rg, as found on Treg cells.

In order to engineer IL-2 for selective Treg cell expansion, IL-2 may be modified to preferentially engage with the high affinity format receptor. There are two potential approaches to achieve this, with several active clinical-stage programs exploring both of these approaches, as follows:

1.	Direct mutation of key amino acids of the IL-2 protein, referred to as an IL-2 mutein; and

2.	Pegylation, which involves the chemical addition of polyethylene glycol to IL-2

We believe direct mutation of IL-2 is a preferable approach as it allows for more control over the engineering of IL-2 and activity of the molecule and increases the potential for greater selectivity for Treg cells expansion over other types of immune cells, such as conventional T cells and NK cells. This selectivity could translate into the desired outcome of a wide therapeutic margin, whereby the product candidate can selectively expand Treg cells to a desired level without expanding proinflammatory immune cells.

In order to implement the direct mutations to create an IL-2 mutein, specific amino acid substitutions in wild type IL-2 are introduced to alter binding affinity to the different IL-2R subunits. IL-2 muteins that bind less favorably to IL-2Rß induce a signal only when IL-2Rα is expressed. As a result, these IL-2 muteins have the ability to preferentially activate Treg cells at concentrations that do not stimulate conventional T or NK cells. This biased binding away from IL-2Rß has been achieved by third parties by mutating the 88th amino acid in IL-2, or N88. Published literature suggests that N88 plays a role in creating Treg cell selectivity. The effect of the engineering of PT101 to increase IL-2Rα affinity and decrease IL-2Rß is shown in the graphic below.

Although significant progress has been made in the development of IL-2 muteins, we believe that an optimal IL-2 mutein would be a molecule that achieves a high degree of selectivity for Treg cells over conventional proinflammatory T cells and NK cells, exhibits molecular stability to reduce manufacturing complexity and minimizes the potential for immunogenicity. We believe that our approach resulted in a modified variant of IL-2 with potentially enhanced Treg cell selectivity beyond IL-2 muteins that rely on N88 or similar mutations. Literature reports suggest other IL-2 mutein programs in development exhibited an eventual loss of selectivity resulting in expansion or activation of conventional proinflammatory T cells and/or NK cells at high concentrations in preclinical studies. However, to date, we have not observed such a loss of selectivity with PT101, our IL-2 mutein, in preclinical studies of non-human primates.

Rationale for Systemic PT101 for the Treatment of Patients with UC

PT101 is our IL-2 mutein effector module fused to a protein backbone. We designed PT101 as a systemic treatment to selectively expand Treg cells without having a meaningful effect on other immune cell types, particularly proinflammatory conventional T and NK cells. We believe that PT101 has the potential to treat a broad array of autoimmune disease. We are initially focusing clinical development of PT101 for the treatment of patients with UC. Our focus on PT101 as a systemic treatment for patients with UC derives from the three core tenets of our drug development approach:

(1)

Conceptual Rationale (i.e. targeting the right immune control node): The prevailing hypothesis in UC is that the number and/or response of native Treg cells is inadequate. This hypothesis is supported by findings from a recently published open-label clinical trial of low-dose aldesleukin in patients with UC that was conducted by Dr. Scott Snapper, a member of our scientific advisory board. In this trial, 24 patients with moderate-to-severe drug-refractory UC were treated with aldesleukin at three low dose levels. The highest dose was abandoned due to loss of tolerability that was attributed to a loss of selectivity for Treg cells. The data from the trial showed evidence of approximately two-to-four fold expansion of systemic Treg cell populations. After eight weeks of daily subcutaneous treatment, 10 of

24 patients achieved either a response or remission, with five of these patients achieving remission. In the lowest dose group, one of four patients achieved a remission and in the higher-dose group, nine of 15 patients achieved a response or remission. We believe that these data represent strong evidence that the Treg cellular pool can be expanded for clinical gain in the treatment of patients with moderate-to-severe UC.

(2)

Practical Rationale (i.e. tailoring systemic vs. local therapy): IBD, including UC, has both local (colonic) as well as extra-intestinal (arthritic, ocular and dermal) manifestations. The therapies currently approved for treatment of patients with moderate-to-severe UC are in general systemically active. The clinical evidence noted above that systemic Treg cell expansion can exert disease control in patients with UC further bolsters our view of treatment of IBD in a systemic manner. We believe these observations support the premise for PT101 as a systemic therapy for patients with moderate-to-severe UC.

(3)

Strategic Rationale (i.e. establishing line of sight to clinical efficacy): The aldesleukin trial conducted by Dr. Snapper referenced above suggests that a treatment that promotes Treg cell expansion could achieve initial disease control in approximately eight weeks, which suggests that an IL-2-based therapy could establish proof-of-concept based on clinical parameters in Phase 1 and Phase 2 clinical trials, rather than relying on biomarkers that suggest future clinical efficacy. We believe a strategy of achieving clinical proof-of-concept in early clinical trials affords the opportunity to reduce the risks associated with later-stage clinical development.

Ulcerative Colitis

UC is one of the principal sub-types of IBD, a chronic progressive autoimmune and inflammatory condition. In UC, the mucosal lining of the large intestine becomes inflamed, which results in the formation of ulcers. Patients with UC suffer from several gastrointestinal symptoms, including diarrhea, rectal bleeding and weight loss, with risk of more severe complications, including colonic perforation and systemic toxicity. Although UC primarily involves the bowel, it is also associated with manifestations in other organ systems, including joints, eyes and skin. UC is characterized by a chronic course of remissions and exacerbations of various intensity and severity.

UC typically onsets during young adulthood and approximately 25% of UC cases are diagnosed before the age of 20. According to a report cited by the Crohn’s and Colitis Foundation, as of 2011, there were approximately 907,000 people with UC in the United States and the incidence of UC is estimated to be 12.2 per 100,000 people, or approximately 38,000 new cases per year in the United States. We estimate that, based on a report published by GlobalData, the worldwide market for UC treatments was over $5 billion in 2016 and will grow to over $7 billion by 2026.

Treatment Paradigm for UC

The current standard-of-care for the treatment of patients with UC is primarily immunosuppressive therapies. Treatment choices depend on the severity of the disease and a patient’s responsiveness to treatment. The medications commonly used to treat patients with moderate-to-severe UC have a higher risk of toxicity. Specifically, corticosteroids are generally used to induce clinical remission, but treatment with corticosteroids is associated with multiple adverse effects. Additionally, of the patients who initially respond to corticosteroids, approximately 28% become steroid-dependent and approximately 38% require surgical resection of the large intestine within a year of treatment. Approximately 20-30% require a colonic resection, which is curative but can result in debilitating complications.

Patients with moderate-to-severe UC who become nonresponsive or intolerant to corticosteroids are typically advanced to treatment with anti-TNF biologics, anti-integrin biologics, or a Janus kinase, or JAK, inhibitor. In general, these therapies have shown waning efficacy when comparing clinical response rates from 12 to 52 weeks. Some advanced therapies can have a delay in onset of up to three months, and can result in neutropenia, pancreatitis, nephrotoxicity, hepatotoxicity or thrombotic complications. Additional therapies for the treatment of UC are in clinical development, including oral sphingosine-1-phosphate receptor-1, or S1P1, and oral integrin inhibitors, which focus on immunosuppression or interference in immune cell migration.

We believe that PT101 represents a novel approach to the treatment of UC and may enable us to address patients with moderate to severe UC by rebalancing the immune network via selective expansion of Treg cells and subsequent restoration of normal immune homeostasis in the intestine.

Preclinical Studies of Systemically Delivered PT101

In our preclinical studies we have observed that PT101 selectively activated Treg cells in vitro and selectively expanded Treg cells in vivo. We have not observed significant activation or expansion of other types of immune cells, including conventional T cells or NK cells, at any investigated dose in non-human primates.

We conducted a preclinical study comparing the activity of wild-type IL-2 and PT101 on isolated human blood cells in vitro. We evaluated the phosphorylation of signal transducer and activator of transcription 5, or STAT5, which is a molecule downstream of IL-2R signaling that is commonly used to assess cellular activation by IL-2. With increasing doses of wild-type IL-2, we observed evidence of activation (i.e. pSTAT5) in conventional T cells, Treg cells and NK cells. With increasing doses of PT101, we only observed evidence of activation in Treg cells. We did not observe evidence of cellular activation in conventional T cells (Tconv) or NK cells in response to PT101, even at high doses in the micromolar range, suggesting PT101 may have a high degree of Treg cell selectivity.

We evaluated the in vivo activity of PT101 in cynomolgus monkeys in a time-course study. In this study, we administered a single subcutaneous injection of PT101 at day 0, and then evaluated the fold change in the number of Treg cells in the blood of individual monkeys at various timepoints over 28 days (n=24 monkeys, with six per group). As shown by the figure below, we observed an approximately 40-fold increase in the absolute Treg cell numbers in the higher dose group, which peaked after day six. The Treg cell numbers were approximately two-fold elevated at the end of the study.

We also evaluated the cellular selectivity of PT101 in cynomolgus monkeys in the same time-course study described above. The figure below shows the fold-change over baseline in the number of Treg cells as compared to other immune cell types at day seven (n=6 monkeys, highest dose group). Other than the expansion of Treg cells, we observed minimal changes in other immune cell types, which suggests that administration of PT101 resulted in a high degree of Treg cell selectivity.

In the same time-course study described above, we evaluated the magnitude of Treg cell expansion across the different dose levels of PT101. We compared Treg cell numbers seven days after a single subcutaneous administration of PT101 at three different dose levels (n=6 monkeys/group). The dose levels were selected to be approximately equivalent to 3, 10 and 30 times the minimum efficacious dose, or MED, which we defined as the lowest dose that elicited Treg cell expansion in other preclinical studies in humanized mice. We observed a dose-dependent increase in Treg cell numbers in response to increasing doses of PT101 in cynomolgus monkeys in vivo.

In addition to the preclinical studies described above, we conducted a 28-day good laboratory practice, or GLP, toxicology study of PT101 in cynomolgus monkeys. We administered PT101 weekly for four weeks, at three different dose levels and evaluated safety, tolerability and cellular responses (during dosing and the four-week recovery period) in six monkeys. The three different dose levels were selected to be approximately 10, 60 and 300 times the MED. Across all dose levels, we did not observe any adverse events, setting our no-observed-adverse-effect-level at a dose level equivalent to approximately 300 times the MED. We observed increases in Treg cells at each dose level without an increase in other immune cell types, including conventional T cells and NK cells, suggesting that administration of PT101 resulted in a high degree of selectivity for Treg cells, including at doses approximately 300 times higher than the MED.

We are currently conducting a six-month GLP toxicology study of PT101 in cynomolgus monkeys. In this study, we are administering PT101 weekly for six months at three different dose levels, which were selected to be approximately 10, 60 and 300 times the MED. Within the first three months of treatment in this ongoing study, we observed progressive skin rash in two of 14 monkeys in the mid-dose group and ten of 18 monkeys in the high-dose group. The skin findings were considered monitorable and reversible. We expect to complete this study in the second half of 2020.

Across our preclinical studies we have observed preferential selectivity of PT101 for activating and expanding Treg cells over other immune cell types such as conventional proinflammatory T cells and NK cells in vitro and in vivo, even at high doses. In dose response studies in vivo, we observed a predictable dose-responsive expansion of Treg cells, without loss of selectivity. We did not observe a loss of selectivity in in vitro or in vivo studies in cynomolgus monkeys with doses equivalent to approximately 300 times the MED.

Clinical Development of Systemically Delivered PT101

We filed a clinical trial application, or a CTA, with Health Canada in December 2019, and we commenced our Phase 1a clinical trial of PT101 in healthy volunteers in Canada in February 2020.

The Phase 1a clinical trial is a randomized, double-blind, placebo-controlled single dose escalation trial in at least 40 healthy adult subjects. The primary objective of the trial is to evaluate the safety and tolerability of PT101 following a single subcutaneous administration. The secondary objectives include evaluation of the drug-response (pharmacokinetic/pharmacodynamic) relationship, including the response of Treg cells as well as other types of immune cells, as an assessment of the selectivity of PT101 in order to establish proof of mechanism.

In the trial, healthy subjects are receiving PT101 or placebo using a single ascending dose trial design. Each cohort is enrolling eight subjects who are randomized 3:1 (six active subjects and two placebo subjects). Sentinel dosing (one subject to receive PT101 and one subject to receive placebo) is used in each cohort for an initial evaluation of safety and tolerability prior to administering PT101 to the remaining subjects in the cohort.

Prior to each dose escalation, there is a formal review by an independent, multi-disciplinary safety review committee, or SRC. The SRC is charged with reviewing in an unblinded manner the safety, tolerability, pharmacokinetic (PK) and pharmacodynamic (PD) study data, and making further dose recommendations for the trial. Adverse events reported to date have been reversible Grade 1 or 2 events. No serious adverse events have been reported. Furthermore, based on a blinded cohort by cohort review to date, PT101 has elicited what we believe to be its maximum total Treg cell response without eliciting a loss of selectivity as characterized by an observation that levels of conventional T cells and NK cells have not significantly increased. Accordingly, we and the SRC believe the Phase 1a trial has explored the full dose range of PT101. The SRC has recommended subsequent cohorts of this trial be used to evaluate the safety, tolerability, and PK/PD relationships within this dose range. We expect to report final data from this trial in the first half of 2021.

In June 2020, we received written pre-IND feedback from the FDA regarding the design of our planned Phase 1b/2a clinical trial of PT101 in patients with UC, which we plan to initiate following the completion of the ongoing Phase 1a trial and IND-enabling studies. We plan to submit an IND in the first half of 2021 that will include data from the Phase 1a clinical trial and IND-enabling studies as well as manufacturing data.

Assuming supporting results and subject to regulatory feedback, we expect to commence the Phase 1b/2a clinical trial of PT101 in adult patients with moderate-to-severe UC at multiple sites in the United States, Canada and Europe in 2021. The planned Phase 1b/2a trial design will incorporate key learnings from pivotal trials of drugs approved for the treatment of UC. The planned target patient population will include patients who have had an inadequate response or intolerance to prior therapies, including corticosteroids, biologics or JAK inhibitors. We anticipate that this trial will be a randomized, double-blind placebo-controlled trial to further evaluate the safety and pharmacodynamics of PT101, and to assess its preliminary clinical efficacy, characterized by an improvement in clinical, histologic, and endoscopic disease activity.

Tethered IL-2 Mutein

For autoimmune diseases where local drug effect may be desirable, we employed the modularity of our TALON platform to design PT101 to expand Treg cells in precise regions of target organs. We engineered a bifunctional molecule with a tissue-selective tether designed to guide delivery of the IL-2 mutein effector module to a specific tissue and to drive high local concentrations of the effector with prolonged residence times within the organ of interest.

To create a tethered IL-2 mutein, we set out to design a bifunctional molecule without altering the activity of the IL-2 mutein component, and to retain selectivity for expansion of Treg cells over conventional T cells and NK cells even at high local concentration.

PT002: MAdCAM-tethered-IL-2 mutein

PT002 is tethered bifunctional molecule that utilizes our IL-2 mutein effector module coupled with a MAdCAM-tether module. PT002 is designed to deliver the IL-2 mutein effector to the gastrointestinal tract where MAdCAM is expressed. MAdCAM is a protein that is expressed on specialized small blood vessels, known as high endothelial venules, or HEV, in the gastrointestinal tract. MAdCAM controls the selective migration of gut-homing immune cells from circulation into the underlying mucosal tissues of the gastrointestinal tract. MAdCAM expression is increased on the HEV in the gastrointestinal tract in response to inflammation. MAdCAM can also be induced under inflammatory conditions on the HEV in other organs, such as the liver and pancreas.

We designed PT002 to present a stimulatory signal for selective Treg cell expansion as these cells interact with MAdCAM to enter the wall of the gastrointestinal tract, or liver or pancreas. Published literature suggests immune cells must interact with MAdCAM for trafficking into the gut, and we believe that MAdCAM represents a compelling target to deliver a localized IL-2 mutein. We are currently conducting preclinical studies of PT002.

PD-1 Agonists

PD-1 is a protein natively expressed by activated T cells and serves as a checkpoint for the attenuation of immune activation. We have two research-stage PD-1 agonist programs: PT627 and PT001. PT627 is a systemic PD-1 agonist and PT001 is a PD-1 agonist effector module fused with a MAdCAM-selective tissue tether module to drive localization to the gastrointestinal tract.

Immune Checkpoints and Immune System Control with PD-1 Agonists

Immune cells patrolling the body can rapidly activate powerful cellular defense mechanisms in response to invading pathogens. Immune cell activity is controlled by many activating and inhibitory factors, including activating receptors and inhibitory receptors, or checkpoints, which are expressed at the surface of these cells. Checkpoint proteins function as important control nodes within the immune network and are critical for development of self-tolerance, in order to prevent the immune system from attacking a host’s own cells indiscriminately.

PD-1 is an inhibitory receptor that is naturally expressed by T cells following their activation. PD-1 responds to two primary ligands, PD-L1 and PD-L2. Stimulation of PD-1 on T cells suppresses the T cell receptor and costimulatory receptor signaling pathways, thereby promoting cellular exhaustion, functional inactivation, and programmed cell death.

Mutations and disruptions in the interactions between PD-1 and its ligands have been associated with numerous autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis and type 1 diabetes. In oncology, blocking the interaction between PD-1 and its ligands using checkpoint inhibitors has been associated with autoimmune adverse events in clinical trials. These data provide evidence that checkpoints such as PD-1 play a fundamental role in regulating normal immune responses. We believe that inducing signaling through these checkpoint receptors may switch off detrimental immune responses and drive the immune system back toward a state of tolerance after control has been lost in autoimmune disease. The stimulation of PD-1 may have the potential to benefit patients in a wide array of autoimmune and inflammatory diseases.

Systemic PD-1 Agonist: PT627

Based on the understood biology of PD-1, we believe agonism of PD-1 is an approach to intervene in ongoing activated T cell responses to prevent excessive and uncontrolled reactivity that can result in damage to host tissues. For a compound to act as a PD-1 agonist however, it must bind to, and be capable of delivering a signal through, the native PD-1 receptor. For most PD-1 agonists described to date, the delivery of that signal has required the agonist to be attached to a cell surface.

We are currently in preclinical development of PD-1 agonist antibody-based effectors that mimic the inhibitory effects of PD-1 without blocking the natural interaction between PD-1 and its ligands. Our efforts have generated PT627, a PD-1 agonist that does not require surface binding and retains its function when free floating in solution. Given the potential of PT627 to inhibit PD-1 within tissues as well as in the bloodstream, we believe it represents a markedly differentiated approach to PD-1 agonism.

We are currently conducting preclinical studies of PT627 and plan to begin IND-enabling studies in the first half of 2021.

Tethered PD-1 Agonists: PT001

Published evidence suggests that PD-1 action is a local phenomenon, that is within restricted regions of organs where an active immune process is ongoing. Consistently, there is evidence from published clinical trials that treatment with PD-1/PD-L1 checkpoint antagonists for oncology can induce organ-specific autoimmune injury, most prevalent in the intestine (autoimmune colitis), liver (an autoimmune-like hepatitis), skin (vitiligo and alopecia), and thyroid, and there is evidence that beta cell destruction may lead to type 1 diabetes.

Utilizing a PD-1 effector module fused to a tissue-tether module, we believe we can guide delivery of a PD-1 immune effector payload to the specific tissue location of immune attack for a given disease. PT001 is our bifunctional MAdCAM-tethered-PD-1 agonist utilizing the effector module of PT627. We designed the effector module to present both a systemic, as well as a concentrated local, PD-1 agonist signal. Specifically, we designed PT001 to concentrate its signal at the point of entry for inflammatory cells as these cells interact with MAdCAM as they migrate into the gastrointestinal tract wall, or liver or pancreas. Published literature suggests immune cells must interact with MAdCAM for trafficking into the gut, and we believe that MAdCAM represents a compelling target for localized PD-1 agonism presentation. We are currently conducting preclinical studies of PT001 and plan to begin IND-enabling studies in the first half of 2021.

Preclinical Studies of PT627 and PT001

In our preclinical studies we identified multiple PD-1 agonist antibodies that attenuate immune responses in vitro and in vivo. We conducted a series of in vitro functional screens to identify and prioritize antibodies with agonist, but not antagonist, activity for the PD-1 inhibitory receptor. In these discovery efforts, we prioritized antibodies that agonized PD-1 to attenuate immune activity without interfering with natural ligand binding.

We conducted three in vitro functional screening assays to prioritize our PD-1 antibodies. The first in vitro functional screen used a reporter cell line and was designed to identify, and then eliminate, any PD-1 antibodies that interfered with or blocked the natural ligand binding site. As shown in the left figure below, we used pembrolizumab, a checkpoint antagonist, as a positive control for identifying unwanted checkpoint antagonist activity. We screened a panel of PD-1 antibodies and selected only PD-1 antibodies, including PT627, that did not exhibit checkpoint antagonist activity when compared with pembrolizumab.

The second and third in vitro functional screens used the reporter cell line but were designed to identify, and then select for further study, PD-1 antibodies that could directly agonize PD-1. We screened our panel of PD-1 antibodies in a surface-bound assay format (middle figure below) and a soluble assay format (right figure below). We identified a number of PD-1 agonist antibodies, including PT627, that exhibited agonist activity when evaluated in this surface-bound assay format. However, we identified only one antibody, PT627, that additionally exhibited agonist activity in a soluble assay format. Each of the figures below shows the PD-1 signaling complex formation of the molecules being tested. The PD-1 signaling complex formation is measured using a light-based method in which a high value signals activity and a low value signals a lack of activity.

Collectively, we believe these observations suggest PT627 may have a differentiated profile because of its ability to induce PD-1 agonism in a soluble format without requiring surface binding. We believe that PT627 may be a differentiated antibody in which PD-1 agonism may be achieved without requiring cell binding.

We evaluated the immunomodulatory activity of PT627 in a humanized mouse xenogeneic graft-versus-host disease, or xeno-GvHD, model, an aggressive model of multi-organ autoimmune injury. In this model, human blood cells are grafted into immunodeficient mice. The grafted immune cells reacted to the host mouse tissues causing wide-spread, multi-organ inflammation, and a rapid loss of life. We dosed xeno-GvHD mice with PT627 at weekly intervals beginning ten days after engraftment and continued through day 72. As show in the figure below, we observed a delayed onset of disease in xeno-GvHD mice treated with PT627 compared with vehicle treated mice (n=15 mice/group). These observations suggest PT627 may attenuate or delay the broad in vivo inflammatory responses associated with the xeno-GvHD model.

We designed PT001 to guide and concentrate the PD-1 agonist component of the bifunctional molecule to the MAdCAM-expressing HEV in the gastrointestinal tract. We first evaluated the ability of PT001 to localize to the MAdCAM-expressing HEV in the gastrointestinal tract in vivo. We injected PT001, or the untethered-control test article, subcutaneously into mice with chemically induced intestinal inflammation. Seven days after dosing, we harvested the intestines and stained the tissues by immunohistochemistry. We detected PT001 as indicated by the brown staining in the image on the right below with the expected tissue distribution pattern in the gut, but we did not detect untethered control test article. These observations suggest that PT001, but not untethered-control molecules, is able to localize to the HEV in the gastrointestinal tract in vivo following subcutaneous dosing in mice.

We next evaluated the in vivo immunomodulatory activity of PT001 in the humanized mouse xeno-GvHD model. We dosed xeno-GvHD mice with PT001 at weekly intervals beginning at day 10 after engraftment and continuing through day 72. We observed a distinct survival advantage in xeno-GvHD mice treated with PT001 compared to vehicle or control treated mice or mice treated with PT627 (n=15 mice/group). We observed that the survival advantage in mice treated with PT001 extended a number of weeks beyond the end of the dosing period. These studies suggest that tethering a PD-1 agonist can have a beneficial immunomodulatory effect that is differentiated from the beneficial immunomodulatory effect observed with a soluble PD-1 agonist.

In summary, observations from our preclinical studies suggest PD-1 agonist antibodies can attenuate immune responses in vitro and in vivo. Although PT627 and PT001 exhibited different activity profiles, we observed promising immunomodulatory effects with both PD-1 agonists in the xeno-GvHD mouse model.

We believe that we can create a pipeline of molecules by mixing and matching our immunomodulatory immune effectors with different tissue-tether components from our library of tissue tethers to drive localization to different organs. By switching the MAdCAM tissue-tether component for a tissue-tether component that drives localization to a different organ, we believe that we have the ability to build a broad portfolio of tissue-tethered PD-1 agonists that can be deployed to deliver localized immunomodulatory therapy to different parts of the body for treating a wide array of other diseases.

The potential of our tissue-tethered PD-1 bifunctional molecules to localize to organs to contribute to the maintenance of normal immune homeostasis, contribute to the resolution of inflammation, and be associated with better disease prognosis affords us the opportunity to attenuate the local inflammatory response and restore tissue tolerance in a targeted manner while potentially sparing the systemic immune system.

Discovery Programs

CD39 Effector Module

Enriching the native immunomodulatory soluble mediators of the inflammatory microenvironment.

CD39 is an extracellular enzyme that is expressed on the surface of numerous immune cells. It is regarded as an immune checkpoint in that it functions to inhibit the immune system by degrading ATP into AMP. Extracellular ATP acts as a danger signal, binding to cell surface receptors and activating a wide range of innate and adaptive immune responses such as those observed during chronic inflammation. CD39 removes this key danger signal and thereby dampens the resultant multi-cellular immune response. A partner enzyme to CD39,

CD73, then degrades AMP into adenosine, which is an anti-inflammatory mediator. Together, CD39 and CD73 constitute a mechanism that the immune system uses to remove proinflammatory ATP and to generate anti-inflammatory adenosine.

Deficiencies in CD39 or CD73 can result in a diminished population of Treg cells and enhanced immune cell activity, leading to exacerbated inflammation in several preclinical mouse models of autoimmunity such as lupus, collagen-induced arthritis, and experimental autoimmune encephalopathy. Overexpression of CD39 has been shown to suppress disease in a model of type 1 diabetes. Third parties are currently evaluating approaches for overexpressing or delivering recombinant CD39 or CD73 in preclinical studies.

Skin-Tethered CD39

We created a mouse recombinant CD39 effector module that behaves similar to wild-type mouse CD39. Using our TALON platform, we coupled this CD39 effector module to a skin-tethered module designed to concentrate the CD39 payload at the dermal-epidermal interface. In order to test whether the concentration of CD39 at the skin barrier would have advantages over a systemically active CD39 molecule, we compared this skin-tethered-CD39 bifunctional module to CD39 on a systemically active backbone, as well as to a steroid positive control (dexamethasone) in a rodent model of contact hypersensitivity. In this model, the mouse is sensitized with antigen, and then a day after test article injection, the ear of the mouse is injected with that antigen, which induces a brisk contact hypersensitivity response characterized by ear swelling, which can be measured as ear thickness. Treating the animal with vehicle allowed the full response to manifest, evidence as marked ear thickening. Treating with the systemically active CD39 had no meaningful efficacy, however concentrating CD39 in the skin via the skin-tethered CD39 prototype abrogated the response to a degree akin to steroid (dexamethasone). The data observed in this study is shown in the figure below.

Both modules of this molecule, CD39 effector and skin-tether, are currently undergoing iterative stages of protein engineering to refine their biological properties.

New Tissue Tether Modules

We are actively building a library to tether modules to target our immune effectors to various organs where autoimmune attack is known to occur. Beyond MAdCAM for gastrointestinal and hepatic autoimmunity, and our skin tethers as noted above, we have active programs for renal and pancreatic tether discovery. We are also expanding our library of tethers to other organ systems where autoimmune disease may manifest.

Our pancreatic program is partnered with Astellas. Under this collaboration to develop locally acting immunomodulators for autoimmune diseases of the pancreas, we are responsible for the design and discovery of bifunctional product candidates based on our TALON platform, and Astellas will conduct preclinical, clinical and commercialization activities for any candidates developed in the collaboration. Our initial focus for our activities under this collaboration is on type 1 diabetes.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, expertise, scientific knowledge and intellectual property provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our product candidates that we develop for the treatment of autoimmune disease, if approved, are likely to be efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

We are aware of several other companies developing programs that utilize IL-2 for the selective expansion of regulatory T cells, including Amgen Inc., Nektar Therapeutics (in partnership with Eli Lilly & Company), Roche Holding AG, or Roche, and Celgene Corporation, or Celgene. We are also aware of other companies with research or preclinical-stage programs in this area, including Synthorx, Inc., Moderna, Inc. and Xencor, Inc. We are also aware of other companies with PD-1 agonist programs for the treatment of autoimmune diseases, including AnaptysBio, Inc., Celgene and Eli Lilly & Company.

If approved for the treatment of patients with moderate-to-severe UC who are nonresponsive or intolerant to corticosteroids, PT101 would compete with Entyvio, which is an a4b7 integrin antibody marketed by Takeda Pharmaceutical Company Ltd, Humira, which is a TNF antibody marketed by AbbVie, Stelara, which is an IL-12/IL-23 antibody marketed by Johnson & Johnson, Xeljanz, which is a JAK1 inhibitor marketed by Pfizer Inc., and Simponi, which is a TNF antibody marketed by Johnson & Johnson.

We are aware of several companies with product candidates for the treatment of patients with UC, including Rinvoq, which is a JAK1 inhibitor being developed in Phase 3 clinical trials by AbbVie, ozanimod, which is a S1P inhibitor being developed in Phase 3 clinical trials by Celgene, etrolizumab, which is a b7 integrin being developed in Phase 3 clinical trials by Roche, mirikizumab, which is an anti-IL-23 antibody being developed in Phase 3 clinical trials by Eli Lilly and filgotinib, a JAK1 inhibitor being developed in Phase 3 clinical trials by Gilead Sciences, Inc. We are also aware of additional product candidates in clinical trials by AbbVie, Abivax SA, Amgen Inc., Arena Pharmaceuticals, Inc. Boehringer Ingelheim, Bristol-Myers Squibb Company, Celgene, Gilead Sciences, Inc., GlaxoSmithKline plc, Gossamer Bio, Inc., Incyte Corp., Janssen Pharmaceutica N.V., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for both drug substance and finished drug product. We have engaged third-party manufacturers to supply the drug substances for our product candidates and a third-party manufacturer to develop and manufacture finished drug product for PT101 that we are using in our Phase 1 clinical trials. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

Our product candidates are manufactured using reliable processes from readily available starting materials. The approach is amenable to scale up and does not require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the composition of matter of our product candidates, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including certain aspects of our TALON platform.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology and pharmaceutical companies like ours are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protected or remain protectable by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

As of June 18, 2020, our solely owned patent estate included three issued U.S. patents, six pending U.S. non-provisional patent applications, three pending U.S. provisional applications, three international PCT applications pending, and over 35 pending foreign patent application.

PT101

With regard to our PT101 product candidate, we solely own one issued U.S. patent with composition of matter claims covering PT101, which is expected to expire in 2038, without taking potential patent term extensions into account. In addition, we also own three pending U.S. patent applications with composition of matter and method of use claims covering PT101 and its use, and over 14 foreign patent applications pending in jurisdictions such as Europe, Japan, Australia, Canada, China, and Korea, which, if issued, are expected to expire in 2038, without taking potential patent term extensions into account.

We are aware of certain European and other foreign patents and applications owned by a third party with claims that are broadly directed methods of using IL-2 muteins to treat certain autoimmune disease indications, including rheumatoid arthritis. The patents or patents issuing from these pending applications could be construed to cover PT101, as well as other products containing IL-2 muteins. We are not currently evaluating PT101 for treatment of rheumatoid arthritis.

PT627

With regard to our PT627 product candidate, we solely own one U.S. provisional patent application with claims directed to PD-1 antibodies, where patent applications claiming priority to this provisional application, if issued, would be expected to expire in 2040, without taking potential patent term extensions into account.

PT001

With regard to our PT001 product candidate, we solely own one U.S. provisional patent application with claims directed to PD-1 agonist molecules, where patent applications claiming priority to this provisional application, if issued, would be expected to expire in 2041, without taking potential patent term extensions into account. We also own a U.S. non-provisional application and ten foreign patent applications pending in jurisdictions such as such as Europe, Japan, Australia, Canada, China, and Korea, which, if issued, are expected to expire in 2038, without taking potential patent term extensions into account.

PT002

With regard to our PT002 patent candidate, we own one issued U.S. patent with composition of matter claims covering PT002, which is expected to expire in 2038, without taking potential patent term extensions into account. We also own seven pending U.S. non-provisional applications and over 35 foreign patent applications pending in jurisdictions such as Europe, Japan, Australia, Canada, China, and Korea, which, if issued, would be expected to expire from 2038 to 2040, without taking potential patent term extensions into account.

License and Collaboration Agreements

License and Collaboration Agreement with Astellas Pharma

In October 2019, we entered into a license and collaboration agreement with Astellas Pharma Inc. We refer to this agreement as the Astellas agreement. The Astellas agreement is a research and development collaboration to discover and develop novel compounds for autoimmune diseases of the pancreas, including type 1 diabetes. Under the Astellas agreement, we are responsible for design and discovery of drug candidates and Astellas will be responsible for conducting preclinical, clinical and commercialization activities for candidates developed during the collaboration.

Under the Astellas agreement, we and Astellas will conduct a research collaboration program to discover, identify, characterize and optimize bispecific antibodies or other biologics consisting of a tissue-selective tether and an effector, or Compounds. The Astellas agreement provides that the research term will end on the earlier of (a) the completion of the activities set forth in the research plan and (b) the fifth anniversary of the effective date of the Astellas agreement. We have estimated that our research and development commitments will be completed by the end of 2022. All research activities under the Astellas agreement are conducted according to a research plan. The initial research plan is focused on three tissue-selective tether targets in the pancreas. The primary indication for which we and Astellas will seek to develop Compounds is type 1 diabetes, including latent autoimmune diabetes in adults. Under the collaboration, we may also develop Compounds for the treatment of any human disease or condition, which we refer to as non-primary indications.

We are obligated to generate Compounds and to perform in vitro and in vivo characterization activities necessary or useful in support of the nomination of a Compound for consideration by the joint steering committee, or JSC, consisting of an equal number representatives from each party to coordinate, oversee and resolve disputes under the Astellas agreement. Either party may nominate a Compound to the JSC during the research term to be designated by the JSC as a Licensed Compound for development. Following the designation of a Licensed Compound, Astellas is solely responsible for, and has sole authority with respect to, at its own expense, all non-clinical and clinical development activities of the Licensed Compound, including all manufacturing. Astellas will also be solely responsible for, and have sole authority with respect to, at its own expense, all commercialization activities and all regulatory responsibilities, including preparing and filing INDs, marketing authorization applications and obtaining and maintaining regulatory approvals for any product that contains a Licensed Compound as an active ingredient, referred to as a Licensed Product. Astellas is required to reimburse certain of our research costs for activities under the research plan.

Astellas paid us an upfront payment of $10.0 million in the fourth quarter of 2019. We have the right to receive, on a Licensed Compound-by-Licensed Compound basis, potential research and development milestone payments up to an aggregate of $43.0 million for the first Licensed Compound and $38.0 million for subsequent Licensed Compounds and regulatory milestones up to an aggregate of $105.0 million. If any Astellas Licensed Products are successfully commercialized, we would be eligible to receive, on a Licensed Compound-by-Licensed Compound basis, up to $150.0 million in potential commercial milestone payments based on the worldwide net sales of all Licensed Products containing the same Licensed Compound.

We are also eligible to receive from Astellas, on a Licensed Product-by-Licensed Product basis, tiered royalties at rates ranging from mid- to high-single digit percentages based on worldwide net sales by Astellas, its affiliates and sublicensees, subject to specified reductions. Any royalty payments owed to us are subject to reduction when there is no valid claim covering such product and regulatory exclusivity does not apply to such Licensed Product in such country or where one or more biosimilar products becomes commercially available in such country. Royalty payments under the Astellas agreement are payable beginning on the first commercial sale of the product in the country until the later of the expiration of the last valid claim covering such product, expiration of regulatory exclusivity or eleven years after the first commercial sale of such product in such country, but the royalty payments generally may not fall below our royalty obligations to third parties plus a royalty of a low single-digit percentage.

During the term of the Astellas agreement, we are not permitted to use tethers targeted at certain proteins expressed on pancreatic cells that are identified in the research plan, or develop, manufacture or commercialize any product directed toward tether targets that are identified in the research plan, or, in either case, grant a license to a third party or sublicense to enable any third party to do so.

Any time after the first anniversary of the effective date of the Astellas agreement, Astellas may terminate the Astellas agreement for convenience upon advance prior written notice. Each party has the right to terminate the Astellas agreement due to the other party’s material breach if such breach remains uncured for a specified cure period or if the other party becomes bankrupt. We have the right to terminate the agreement under certain circumstances if Astellas or any of its sublicensees challenges the validity or enforceability of any of our patent rights. The Astellas agreement will automatically terminate if no Licensed Compound has been designated by the date that is six months after the expiration of the research period.

Agreements with Distributed Bio

In October 2017, we entered into an antibody library subscription agreement with Distributed Bio, Inc., or Distributed Bio. We refer to this agreement as the Distributed Bio library agreement. Pursuant to the Distributed Bio library agreement, we obtained a non-exclusive license to use an antibody library of Distributed Bio, or the Antibody Library, anti-PD-1 antibodies isolated from the Antibody Library by Distributed Bio, or the Anti-PD-1 Antibodies, and certain software to conduct research and development related to the discovery of antibodies against biological targets of interest to us. We refer to the Antibody Library, the Anti-PD-1 Antibodies and the software collectively as the Deliverables. Distributed Bio has also agreed to assign to us and we own all rights in the sequences of any Anti-PD-1 Antibody and antibody sequences that we identify by panning the Antibody Library, or the Panned Antibodies, including any derivative sequences and any molecules or products containing or any method of manufacture or use of any of the foregoing, which we refer to collectively as the Assigned Antibody Rights.

We are required to make milestone payments to Distributed Bio upon achievement of certain clinical and regulatory milestones with respect to any antibody that has a target recognition site derived from an Anti-PD-1 Antibody, a Panned Antibody or an antibody provided by Distributed Bio under any other agreement with us, and that is included in the Assigned Antibody Rights, which we refer to as an Antibody Product. We may be required to pay up to $4.25 million in clinical milestones and $12.0 million in regulatory milestones for each Antibody Product. Each such milestone payment will be paid only once with respect to any set of targets to which any Antibody Product is directed. The milestone payments may be offset by up to 50% of any amount paid by us to any third party for the achievement of the same or similar milestones with respect to any Antibody Product.

The Distributed Bio library agreement had an initial term, on a Deliverable-by-Deliverable basis, of one year from receipt of the applicable Deliverable and automatically renews for additional one-year terms. We have the right to terminate the Distributed Bio library agreement at any time, in whole or with respect to any Deliverable. The Distributed Bio library agreement may also be terminated by either party with respect to any Deliverable for material breach by the other party.

We also pay Distributed Bio for antibody discovery services under a master services agreement that we entered into with Distributed Bio concurrently with the Distributed Bio library agreement, which we refer to as the Distributed Bio MSA. Pursuant to the Distributed Bio MSA, we are identifying antibodies, other than the Anti-PD-1 Antibodies described above, including antibodies that relate to our MAdCAM-tethering program. We own all antibody sequences and other deliverables provided to us and inventions developed under the Distributed Bio MSA. We pay fees to Distributed Bio under the Distributed Bio MSA. We are also required to make the same milestone payments to Distributed Bio upon achievement of certain clinical and regulatory milestones as described in the Distributed Bio library agreement for any Antibody Product, but we will not owe milestone payments more than once for the same Antibody Product if such milestone is achieved under both of the Distributed Bio library agreement and the Distributed Bio MSA. The Distributed Bio MSA had an initial term of one year and automatically renews for additional one-year terms. Either party can terminate the Distributed Bio MSA at any time.

We paid an aggregate of approximately $1.7 million in subscription fees and other fees under the Distributed Bio library agreement and Distributed Bio MSA through March 31, 2020. Beginning in 2020, we ceased subscribing to the Distributed Bio antibody library, and as a result are no longer obligated to pay subscription fees under such agreement. We continue to engage Distributed Bio for antibody discovery services pursuant to the Distributed Bio MSA and we pay for such services on a service-by-service basis.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug and Cosmetic Act, or FDCA, and their implementing regulations and guidances. The failure to comply with the applicable U.S. requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process, or post-approval process, may subject an applicant to delays in the conduct of the study, regulatory review, and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension, or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations, and penalties brought by the FDA or the Department of Justice, or DOJ, and other governmental entities, including state agencies.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA’s GLP regulations;

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completion of the manufacture, under current Good Manufacturing Practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency, and purity of the product candidate for each proposed indication, in accordance with current Good Clinical Practices, or GCP;

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preparation and submission to the FDA of a biologics license application, or BLA, for a biologic product candidate requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product candidate in clinical development and proposed labeling;

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product candidate, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods, and controls are adequate to preserve the product candidate’s identity, strength, quality, and purity;

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satisfactory completion of any FDA audits of the preclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;

•	payment of user Prescription Drug User Free Act, or PDUFA, securing FDA approval of the BLA and licensure of the new biologic product; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies or other post-marketing commitments required by the FDA.

Preclinical Studies and Investigational New Drug Application

Before testing any biologic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate in animal studies the potential for efficacy and toxicity. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product candidate or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin or recommence.

As a result, submission of the IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND or clinical trial process, it may choose to impose a partial or complete clinical hold. Clinical holds may be imposed by the FDA when there is an important concern for patient safety and may be a result of new data, findings, or developments in clinical, preclinical, and/or chemistry, manufacturing, and controls. This order issued by the FDA would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing our planned clinical trial or future clinical trials in a timely manner.

Expanded Access to an Investigational Product for Treatment Use

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act, or Cures Act, passed in 2016, if a sponsor has a policy regarding how it responds to expanded access requests, it must make that policy publicly available. Although these requirements were rolled out over time, they have now come into full effect. This provision requires drug and biologic companies to make publicly available their policies for expanded access for individual patient access to products intended for serious diseases. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 trial; or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a

Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain regulatory requirements of the FDA in order to use the trial as support for an IND or application for marketing approval. Specifically, the FDA requires that such trials be conducted in accordance with GCP, including review and approval by an independent ethics committee and informed consent from participants. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for clinical trials in the United States.

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, or DSMB. This group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on certain available data from the trial to which only the DSMB has access. Finally, research activities involving infectious agents, hazardous chemicals, recombinant DNA, and genetically altered organisms and agents may be subject to review and approval of an Institutional Biosafety Committee, or IBC, in accordance with NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

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Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

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Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

In some cases, the FDA may approve a BLA for a product but require the sponsor to conduct additional clinical trials to further assess the product’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to confirm a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. The failure to exercise due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, FDA will meet early in the development process to discuss pediatric study plans with sponsors and FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than 90 days after FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act. Unless otherwise required by regulation or statute, the pediatric data requirements do not apply to products with orphan designation.

Information about applicable clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Compliance with cGMP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections generally follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Review and Approval of a BLA

The results of product candidate development, preclinical testing, and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most BLAs is subject to a substantial application user fee. The sponsor of a licensed BLA is also subject to an annual program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether it is sufficient to accept for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure, and potent, and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of preclinical and clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. The FDA will not approve an application until issues identified in the complete response letter have been addressed.

The FDA may also refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the FDA approves a new product, it may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy, Priority Review, and Regenerative Medicine Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, priority review designation, and regenerative medicine advanced therapy designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the agency believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner. This designation also holds the potential for priority review of the investigational product.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

With passage of the Cures Act in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative medicine advanced therapies, or RMATs. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. In a recent guidance on expedited programs for regenerative medicine therapies for serious conditions, FDA specified that its interpretation of the definition of regenerative medicine advanced therapy products includes gene therapies that lead to a sustained effect on cells or tissues, such as in vivo AAV vectors delivered to non-dividing cells. The benefits of a regenerative medicine advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review, and accelerated approval based on surrogate or intermediate endpoints.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and RMAT do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over available therapies based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Although healthcare providers may prescribe products for off-label uses in their professional judgment, drug manufacturers are prohibited from soliciting, encouraging or promoting unapproved uses of a product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

The FDA strictly regulates the marketing, labeling, advertising, and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Orphan Drug Designation

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the biologic for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product candidate with orphan drug designation must then go through the review and approval process like any other product.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same product for the same indication for seven years, except in certain limited circumstances. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity that cover the product are extended by six months.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an existing FDA-licensed “reference product.” The FDA has approved a number of biosimilar products for use in the United States. No interchangeable biosimilars, however, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. Since the passage of the BPCIA, many states have passed laws or amendments to laws, including laws governing pharmacy practices, which are state-regulated, to regulate the use of biosimilars.

Federal and State Data Privacy and Security Laws

Under the federal Health Insurance Portability and Accountability Act of 1966, or HIPAA, the U.S. Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information, or PHI, used or disclosed by covered entities including certain healthcare providers, health plans, and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes, and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their regulations, including the omnibus final rule published on January 25, 2013, also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to our business. In addition to possible federal civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. Accordingly, state attorneys general (along with private plaintiffs) have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA’s privacy and security rules. New laws and regulations governing privacy and security may be adopted in the future as well. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused.

Additionally, California recently enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA went into effect on January 1, 2020 and requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. In March 2020, the California State Attorney General proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General will commence enforcement actions against violators beginning July 1, 2020. The CCPA could impact our business activities depending on how it is interpreted and exemplifies the vulnerability of our business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our current or future business activities, including certain clinical research, sales, and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such privacy and data security laws. The heightening compliance environment and the need to build and maintain robust and secure systems to comply with different privacy compliance and/or reporting requirements in multiple jurisdictions could increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any of the privacy or data security laws or regulations described above that are applicable to us, or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil, and administrative penalties, damages, fines, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, and/or oversight if we become subject to a consent decree or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws.

Patent Term Restoration and Extension

In the United States, a patent claiming a new biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the investigational new drug application, or IND, involving human beings and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

FDA Approval of Companion Diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy, and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, but it has not yet become effective. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new legislation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. As of January 1, 2020, the website of the European Commission reported that the implementation of the new Clinical Trials Regulation was dependent on the development of a fully functional clinical trials portal and database, which would be confirmed by an independent audit, and that the new legislation would come into effect six months after the European Commission publishes a notice of this confirmation. The website indicated that the audit was expected to commence in December 2020.

Parties conducting certain clinical trials must, as in the United States, post clinical trial information in the European Union at the EudraCT website: https://eudract.ema.europa.eu.

PRIME Designation in the EU

In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority Medicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small-and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at the EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”), covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. Manufacturers must demonstrate the quality, safety, and efficacy of their products to the EMA, which provides an opinion regarding the MAA. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the EMA.

Specifically, the grant of marketing authorization in the European Union for products containing viable human tissues or cells such as gene therapy medicinal products is governed by Regulation 1394/2007/EC on advanced therapy medicinal products, read in combination with Directive 2001/83/EC of the European Parliament and of the Council, commonly known as the Community code on medicinal products. Regulation 1394/2007/EC lays down specific rules concerning the authorization, supervision, and pharmacovigilance of gene therapy medicinal products, somatic cell therapy medicinal products, and tissue engineered products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety, and efficacy of their products to EMA which provides an opinion regarding the application for marketing authorization. The European Commission grants or refuses marketing authorization in light of the opinion delivered by EMA.

Under the centralized procedure, the CHMP established at the EMA is responsible for conducting an initial assessment of a product. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Regulatory Data Protection in the European Union

In the European Union, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Patent Term Extensions in the European Union and Other Jurisdictions

The European Union also provides for patent term extension through Supplementary Protection Certificates, or SPCs. The rules and requirements for obtaining a SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of fifteen years of marketing exclusivity for a drug. In certain circumstances, these periods may be extended for six additional months if pediatric exclusivity is obtained, which is described in detail below. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities, and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Orphan Drug Designation and Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020, which is extendable up to two years. Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the UK will not accept high regulatory alignment with the European Union.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

Furthermore, while the Data Protection Act of 2018 in the United Kingdom that “implements” and complements the EU General Data Protection Regulation, or GDPR, has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the UK, including the GDPR, after which the GDPR will be converted into UK law. Beginning in 2021, the UK will be a “third country” under the GDPR. We may, however, incur liabilities, expenses, costs, and other operational losses under GDPR and applicable EU Member States and the United Kingdom privacy laws in connection with any measures we take to comply with them.

General Data Protection Regulation

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Coverage, Pricing, and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Even if any product candidates we may develop are approved, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, any companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to any companion diagnostics.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for any product candidates we may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; however, the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal civil monetary penalty and false statement laws and regulations relating to pricing and submission of pricing information for government programs, including penalties for knowingly and intentionally overcharging 340B eligible entities and the submission of false or fraudulent pricing information to government entities. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that perform services for them, that involve the use, or disclosure of, individually identifiable health information, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the Foreign Corrupt Practices Act, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care Education Reconciliation Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. In addition, certain state and local laws require drug manufacturers to register pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Among the provisions of the ACA of importance to our potential product candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018) point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 unless additional Congressional action is taken. These Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012, which was enacted in January 2013, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” The Congress may consider other legislation to replace elements of the ACA during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Another Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments.

In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the same judge issued an order staying the judgment pending appeal. The Trump Administration recently represented to the Court of Appeals considering this judgment that it does not oppose the lower court’s ruling. On July 10, 2019, the Court of Appeals for the Fifth Circuit heard oral argument in this case. On December 18, 2019, that court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. On March 3, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this “blueprint” for action, the Trump Administration indicated that the Department of Health and Human Services will take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ advertisements to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases. On March 10, 2020, the Trump Administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. In addition, on December 23, 2019, the Trump Administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

There have been, and likely will continue to be, additional legislative and regulatory proposals at the foreign, federal, and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Employees

As of May 31, 2020, we had 43 full-time employees, including 22 employees with M.D., Pharm.D. or Ph.D. degrees. Of these full-time employees, 36 are engaged in research and development activities and seven are engaged in general and administrative activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Properties and Facilities

We occupy approximately 21,225 square feet of office and laboratory space in Watertown, Massachusetts under a lease that expires in March 2026 with an option to renew for an additional three years. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of May 31, 2020 and position of each of our executive officers and directors.

Name	Age	Position
Executive Officers
Rahul Kakkar, M.D.	45	Chief Executive Officer, Director
Gregg Beloff	52	Interim Chief Financial Officer
Edward Freedman	51	Chief Operating Officer
Vikas Goyal	41	Senior Vice President, Business Development
John Sundy, M.D., Ph.D.	58	Chief Medical Officer
Jo Viney, Ph.D.	54	President and Chief Scientific Officer
Non-Employee Directors
Alan Crane	56	Chairman of the Board of Directors
Daniel Becker, M.D., Ph.D.(2)(3)	45	Director
Jill Carroll(3)	45	Director
Donald Frail, Ph.D.(1)(2)	61	Director
Christopher Fuglesang, Ph.D.(1)	52	Director
Mitchell Mutz, Ph.D.(1)	57	Director
Carlo Rizzuto, Ph.D.(2)(3)	50	Director
Nancy Stagliano, Ph.D.(3)	53	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Rahul Kakkar, M.D. has served as our chief executive officer since August 2019. Prior to joining us, Dr. Kakkar served as founder, chief medical officer and chief strategy officer at Corvidia Therapeutics from January 2016 until May 2019. Previously, he was director of emerging innovations at AstraZeneca from February 2012 to January 2016. He continues to practice medicine as associate physician at Brigham and Women’s Hospital and is a lecturer in medicine at Harvard Medical School. Dr. Kakkar is dual-trained via the American Board of Internal Medicine Fast Track program in molecular biology and clinical cardiology. He received his B.A. from Tufts University and M.D. from the Tufts University School of Medicine. He is a fellow of the American College of Cardiology. We believe that Dr. Kakkar’s leadership, experience in the life sciences industry and his extensive knowledge of our company based on his current role as our chief executive officer qualify him to serve on our board of directors.

Gregg Beloff has served as our interim chief financial officer since April 2018. Mr. Beloff is a founder and managing director at Danforth Advisors, LLC, a management consulting firm, where he has served since 2011. Mr. Beloff received a B.A. from Middlebury College, a J.D. from the University of Pittsburgh School of Law and an M.B.A. from Carnegie Mellon University.

Edward Freedman has served as our chief operating officer since October 2018. Mr. Freedman has served as the founder and principal of Freedman Advisors LLC since August 2018 through which he provides finance, legal and operational consulting services to a number of companies across multiple industries. He was previously head of business operations at Atlas Venture from February 2018 to August 2018. Prior to Atlas Venture, Mr. Freedman served as the chief financial officer of KSQ Therapeutics, Inc. from February 2016 to February 2018 and served as the chief financial officer of XTuit Pharmaceuticals, Inc. from September 2015 to February 2018. Prior to XTuit, he served as chief financial officer and general counsel of Oasys Water from February 2010 to February 2016. Mr. Freedman received a B.S.B.A. in accounting from Boston University and a J.D. from Boston College Law School.

Vikas Goyal has served as our senior vice president, business development since August 2019. Prior to joining us, Mr. Goyal served as a principal of S.R. One, Limited, or S.R. One, the corporate venture capital arm of GlaxoSmithKline, from 2011 to July 2019. Mr. Goyal was a member of our board of directors from January 2018 to July 2019. Mr. Goyal is a member of the board of directors of Morphic Holding, Inc., a publicly traded biopharmaceuticals company. Mr. Goyal received an M.B.A. in health care management from the Wharton School of the University of Pennsylvania and a B.A. in neurobiology from Harvard University.

John Sundy, M.D., Ph.D. has served as our chief medical officer since May 2020. Prior to joining us, Dr. Sundy served as senior vice president and inflammation therapeutic area head at Gilead Sciences from 2014 until April 2020. He was an associate professor of medicine at Duke University and the Duke-National University of Singapore Graduate Medical School from 2006 until 2014. Dr. Sundy received a B.S. in biology from Bucknell University and an M.D. and Ph.D. from Drexel University School of Medicine.

Jo Viney, Ph.D. is a co-founder of Pandion and has served as our chief scientific officer since April 2017 and our president since July 2019. Prior to joining Pandion, Dr. Viney was a senior vice president, drug discovery from 2015 to 2016 and vice president, immunology research from 2011 to 2015 at Biogen. Prior to Biogen, she worked at Amgen as executive director, inflammation research from 2003 to 2011, and as a director, inflammation research from 2002 to 2003. Dr. Viney has served on the board of directors of Harpoon Therapeutics, Inc., a clinical-stage immunotherapy company, since July 2020. Dr. Viney is a member of Society for Mucosal Immunology and American Society of Immunologists. Dr. Viney received a Ph.D. in immunology from the University of London (St. Bartholomew’s Hospital Medical School) and a BSc. in biophysical science from the University of East London.

Non-Employee Directors

Daniel Becker, M.D., Ph.D. has served on our board of directors since March 2020. Dr. Becker has been a biotechnology principal of Access Industries since August 2019. Dr. Becker served as a principal of New Leaf Ventures from January 2015 to May 2019. From August 2009 to January 2015, Dr. Becker was a principal at the Boston Consulting Group. From 2006 to 2009, Dr. Becker trained clinically in internal medicine and nephrology at Brigham and Women’s Hospital and Massachusetts General Hospital and was a research fellow at Harvard Medical School. Dr. Becker received a B.S. in physiology from the University of Illinois at Urbana-Champaign, a Ph.D. in cellular and molecular biology from the University of Michigan and an M.D. from the University of Michigan Medical School. Dr. Becker serves on the board of directors of Principia Biopharma, a late-stage biopharmaceutical company. We believe Dr. Becker’s experience as an investor and board member in the life sciences industry, as well as his experience practicing medicine, qualify him to serve on our board of directors.

Alan Crane founded Pandion and has served as the chairman of our board of directors since our founding in 2016. Mr. Crane is an entrepreneur partner at Polaris Partners where he has been a partner since 2002. He has served as founder and/or has played a significant role as chairman or chief executive officer at Momenta Pharmaceuticals, Cerulean Pharma, Visterra, Navitor Pharmaceuticals, XTuit Pharmaceuticals, Arsia Therapeutics and Dyno Therapeutics. Prior to Polaris, Mr. Crane was senior vice president of global corporate development at Millennium Pharmaceuticals. Mr. Crane also served as president and chief executive officer of Dyno Therapeutics. Mr. Crane has served on the boards of directors of the publicly traded companies Cerulean Pharma Inc., T2 Biosystems, Inc. and Vaccinex, Inc. within the last five years. Mr. Crane received a B.A. in biology, an M.A. in cellular and developmental biology and an M.B.A. from Harvard University. We believe that Mr. Crane’s experience as a venture capital investor in the life sciences industry, his service on the boards of directors of other life sciences companies and his extensive leadership experience qualify him to serve on our board of directors.

Jill Carroll has served on our board of directors since July 2019. Ms. Carroll has been a principal of S.R. One since September 2011. Ms. Carroll received a B.S. in chemistry from Duke University and an M.S. in biochemistry, cellular and molecular biology from Johns Hopkins University. We believe Ms. Carroll’s investment experience in the life sciences industry qualifies her to serve on our board of directors.

Donald Frail, Ph.D. has served on our board of directors since September 2019. Dr. Frail has been the senior vice president, head of research, external science and innovation at Abbvie (formerly known as Allergan) since 2014. Prior to Allergan, he served as the vice president, new opportunities at AstraZeneca and prior to AstraZeneca he was the chief scientific officer of the indications discovery unit at Pfizer. Dr. Frail received a B.S. from SUNY Stony Brook and a Ph.D. in biochemistry from McGill University. We believe Dr. Frail’s discovery, early development and business development experiences in the pharmaceutical industry qualify him to serve on our board of directors.

Christopher Fuglesang, Ph.D. has served on our board of directors since March 2020. Dr. Fuglesang joined Tavistock Group in 2005 as a vice president and was a co-founder of Boxer Capital, LLC where he has been a managing director since 2012. Prior to joining Boxer Capital, Dr. Fuglesang was vice president at Eidogen, a structural proteomics software company, and an attorney at Perkins Coie LLC. Dr. Fuglesang is a member of the board of directors of Civi Biopharma Holdings, Inc. Dr. Fuglesang received a B.S. in chemistry and physics from the University of California at Los Angeles, a Ph.D. in theoretical chemical physics from the University of California at Los Angeles, and a J.D. from Boston University. We believe Dr. Fuglesang’s experience as an investor in the life sciences industry qualifies him to serve on our board of directors.

Mitchell Mutz, Ph.D. has served on our board of directors since January 2018. Dr. Mutz has worked for Genentech, Inc., a subsidiary of Roche Holding Ltd, since 2017 and is currently the senior investment director of the Roche Venture Fund. Prior to joining Genentech, he was a venture partner at Codon Capital from July 2016 to January 2017 and was a co-founder, president, chief scientific officer, and board member of Amplyx Pharmaceuticals, Inc., a biotherapeutics company, from June 2007 to July 2016. From 2000-2007, Dr. Mutz was on the founding team and the principal scientist of Labcyte, Inc., a tools company, which is now part of Danaher Corporation. Dr. Mutz received a Ph.D. in chemistry from the University of Rochester, a diploma in orchestral studies from the University of London and a B.A. in chemistry from Oberlin College. We believe Dr. Mutz’s investment and operations experience in the life sciences industry qualifies him to serve on our board of directors.

Carlo Rizzuto, Ph.D. has served on our board of directors since January 2018. Dr. Rizzuto joined Versant Ventures in November 2012 as an operating principal, became a venture partner in 2015 and a partner in 2017. He was previously employed at Novartis Pharmaceuticals, where he was a global program team director from July 2010 to October 2012. Dr. Rizzuto received a Ph.D. in virology from Harvard University and a B.A. in biology from the University of Virginia. We believe Dr. Rizzuto’s experience as an investor in the life sciences industry qualifies him to serve on our board of directors.

Nancy Stagliano, Ph.D. has served on our board of directors since July 2018. Dr. Stagliano has served as chief executive officer of Neuron23, Inc. since November 2019. Prior to Neuron23, Inc., she was founder and chief executive officer of True North Therapeutics, Inc. from August 2013 until its acquisition by Bioverativ in June 2017 and was chief executive officer of iPierian, Inc. from September 2011 until its acquisition by Bristol Meyers Squibb in April 2014. Prior to iPierian, Dr. Stagliano was founder and chief executive officer of CytomX Therapeutics, Inc. Dr. Stagliano received a B.S. in electrical engineering and an M.S. is biomedical engineering from Drexel University and a Ph.D. in neuroscience from the University of Miami, Miller School of Medicine. We believe Dr. Stagliano’s extensive industry and management experience qualifies her to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of nine members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Alan Crane, Rahul Kakkar and Mitchell Mutz, and their term will expire at the annual meeting of stockholders to be held in 2021;

•	the class II directors will be Jill Carroll, Donald Frail and Carlo Rizzuto, and their term will expire at the annual meeting of stockholders to be held in 2022; and

•	the class III directors will be Daniel Becker, Christopher Fuglesang and Nancy Stagliano, and their term will expire at the annual meeting of stockholders to be held in 2023.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions.”

Director Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In June 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Dr. Kakkar and Mr. Crane, is an “independent director” as defined under applicable Nasdaq rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Kakkar is not an independent director under these rules because he is our chief executive officer, and Mr. Crane is not an independent director under these rules because he has received more than $120,000 in consulting fees from us during a 12-month period within the last three years.

There are no family relationships among any of our directors or executive officers.

Lead Independent Director

Our board of directors has appointed Dr. Stagliano to serve as our lead independent director. As lead independent director, Dr. Stagliano presides over periodic meetings of our independent directors, serves as a liaison between our chairman and the independent directors and performs such additional duties as our board of directors may otherwise delegate.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a charter that was adopted by our board. The composition of each committee will be effective as of the date of this prospectus.

Audit Committee

The members of our audit committee are Christopher Fuglesang, Donald Frail and Mitchell Mutz. Christopher Fuglesang is the chair of the audit committee. Effective at the time of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that we do not have an “audit committee financial expert” as defined by applicable SEC rules serving on our audit committee. Our board of directors believes that, given the size and stage of development of our company, an audit committee financial expert is not necessary at this time because the collective financial and business expertise of the members of the audit committee is sufficient to satisfy the functions of the audit committee under the terms of the audit committee charter.

Our board of directors has determined that each of the members of our audit committee possesses the financial sophistication required for audit committee members under Nasdaq rules. We believe that the composition of our audit committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Daniel Becker, Donald Frail and Carlo Rizzuto. Daniel Becker is the chair of the compensation committee. Effective at the time of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Nancy Stagliano, Daniel Becker, Jill Carroll and Carlo Rizzuto. Nancy Stagliano is the chair of the nominating and corporate governance committee. Effective at the time of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.pandiontx.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of Rahul Kakkar, M.D., our chief executive officer, Jo Viney, Ph.D., our president and chief scientific officer, Vikas Goyal, our senior vice president, business development, and Anthony Coyle, Ph.D., our former president and chief executive officer. Dr. Kakkar, Dr. Viney, Mr. Goyal and Dr. Coyle are collectively referred to in this prospectus as our named executive officers.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock awards (incentive shares) ($)(2)	All other compensation ($)		Total ($)
Rahul Kakkar, M.D.(3)	2019	167,942	80,612	492,624	—		741,178
Chief Executive Officer
Jo Viney, Ph.D.	2019	367,801	147,120	—	28,093	(4)	543,014
President and Chief Scientific Officer
Vikas Goyal(5)	2019	112,500	33,750	68,967	—		215,217
Senior Vice President, Business Development
Anthony Coyle, Ph.D.(6)	2019	249,740	—	—	430,097	(7)	679,837
Former President and Chief Executive Officer

(1)	Except where noted otherwise, the amounts reported in the “Bonus” column reflect discretionary annual cash bonuses paid to our executive officers for their performance.
(2)

The amounts reported in the “Stock awards” column reflect the aggregate fair value of incentive shares awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus regarding assumptions underlying the valuation of equity awards.

(3)	Dr. Kakkar joined us as our chief executive officer effective August 2019.
(4)	Consists of health and life insurance premiums and parking.
(5)

Mr. Goyal, a former member of our board of directors, joined us as our senior vice president, business development effective August 2019. He was not compensated for his service as a non-employee director during the year ended December 31, 2019 prior to his resignation as a director in July 2019.

(6)	Dr. Coyle served as our president and chief executive officer until July 2019.
(7)	Consists of $9,313 of health and life insurance premiums and $420,784 in severance.

Narrative to Summary Compensation Table

Base Salary. In 2019, we paid Dr. Kakkar an annualized base salary of $410,000. In March 2020, our board of directors set Dr. Kakkar’s 2020 annual base salary at $419,225. In 2019, we paid Dr. Viney an annualized base salary of $380,000. In January 2020, our board of directors set Dr. Viney’s 2020 annual base salary at $393,300. In 2019, we paid Mr. Goyal an annualized base salary of $270,000. In January 2020, our board of directors set Mr. Goyal’s 2020 annual base salary at $275,400. In 2019, we paid Dr. Coyle an annualized base salary of $420,784. Effective upon the effectiveness of the registration statement of which this prospectus forms a part, Dr. Kakkar’s, Dr. Viney’s and Mr. Goyal’s annual base salary will be $530,000, $425,000 and $325,000, respectively.

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Bonus. Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. Our employment agreements or offer letters, as applicable, with our named executive officers provide that they will be eligible for annual performance-based bonuses up to a specified percentage of their salary or target dollar amount, subject to approval by our board of directors. Performance-based bonuses, which are calculated as a percentage of base salary, are designed to motivate our employees to achieve annual goals based on our strategic, financial and operating performance objectives. From time to time, our board of directors has approved discretionary annual cash bonuses to our named executive officers with respect to their prior year performance.

With respect to 2019, our board of directors awarded bonuses of $80,612, $147,120 and $33,750 to Dr. Kakkar, Dr. Viney and Mr. Goyal, respectively. Dr. Kakkar’s bonus was paid in March 2020 and Dr. Viney’s and Mr. Goyal’s bonuses were paid in February 2020.

Equity Incentives. Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options.

During 2019, we granted 456,865 and 63,961 incentive shares to Dr. Kakkar and Mr. Goyal, respectively. These incentive shares will convert into shares of common stock upon the Conversion as described under “Effects of Conversion” below. In connection with the Conversion, and based on an assumed fair value of $17.00 per share, we expect to grant options to purchase 369,255, 121,634 and 29,887 shares of our common stock to Dr. Kakkar, Dr. Viney and Mr. Goyal, respectively, at an exercise price per share equal to the initial public offering price.

We typically grant incentive share awards at the start of employment to each executive and our other employees. To date, we have not maintained a practice of granting additional equity on an annual basis, but we have retained discretion to provide additional targeted grants in certain circumstances.

Following the closing of this offering, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to our 2020 Stock Incentive Plan, or the 2020 Plan.

Prior to this offering, awards of incentive shares to our executive officers have been made by our board of directors. None of our executive officers is currently party to an employment agreement that provides for the automatic award of restricted stock or stock options. We have granted incentive shares to our executive officers with time-based vesting. We award our incentive share grants on the date our board of directors approves the grant. Our incentive shares generally vest as to 25% of the underlying shares on the first anniversary of a specified vesting commencement date and in equal monthly installments over the following 36 months, subject to the holder’s continued service with us.

Outstanding Equity Awards at December 31, 2019

The following table sets forth information regarding outstanding unvested incentive shares held by our named executive officers as of December 31, 2019. The figures set forth below do not give effect to the Conversion. All of these incentive shares will be converted into shares of common stock upon the Conversion; see “Effects of Conversion” below for information on the conversion of these incentive shares to shares of common stock.

	Incentive Share Awards
Name	Number of incentive shares that have not vested (#)		Market value of incentive shares that have not vested ($)(1)
Rahul Kakkar	456,865	(2)	$7,277,448

Vikas Goyal	63,961	(3)	$1,018,841

(1)

The market value of the unvested incentive share awards is based on the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range per share set forth on the cover of this prospectus.

(2)

This grant of 456,865 incentive shares was granted on September 13, 2019. 25% of such shares are scheduled to vest on August 5, 2020, with the remainder scheduled to vest in equal monthly installments thereafter until August 5, 2023.

(3)

This grant of 63,961 incentive shares was granted on September 13, 2019. 25% of such shares are scheduled to vest on August 1, 2020, and the remainder are scheduled to vest in equal monthly installments thereafter until August 1, 2023.

Effects of Conversion

Upon the Conversion, all outstanding incentive shares of Pandion LLC will convert into shares of common stock. In accordance with the plan of conversion, each outstanding incentive share will convert into a number of shares of common stock based upon a conversion price to be determined by our board immediately prior to the Conversion. To the extent an incentive share award is subject to vesting, the common stock issued upon conversion will continue to be subject to the same vesting schedule. The table below shows the number of unrestricted and restricted shares of common stock that will be issued upon Conversion for the incentive shares held by each named executive officer.

Name	Total Incentive Shares Held as of December 31, 2019	Number of Shares of Common Stock to be Issued Upon Conversion(1)	Number of Shares of Restricted Common Stock to be Issued Upon Conversion(1)
Rahul Kakkar	456,865	—	428,085
Vikas Goyal	63,961	—	59,931

(1)

Common stock issued upon conversion of incentive shares is based on an assumed fair value of $17.00 per common share, which is the midpoint of the price range per share set forth on the cover of this prospectus. See “Corporate Conversion” for additional information on the Conversion.

Employee Agreements

We have entered into written employment agreements with each of Drs. Kakkar and Viney, which will become effective as of effectiveness of the registration statement of which this prospectus forms a part. We are party to an offer letter with Mr. Goyal dated July 1, 2019. We have entered into a letter agreement with Mr. Goyal, which will become effective as of effectiveness of the registration statement of which this prospectus forms a part and which amends his offer letter. We refer to Dr. Kakkar’s and Dr. Viney’s employment agreements and Mr. Goyal’s offer letter, as amended, collectively as the employee agreements. These agreements set forth the terms of the executive officer’s compensation, including base salary and annual performance bonus opportunity. In addition, the agreements provide that the executive officers may participate in any and all benefit programs that we establish and make available to our employees or executives from time to time, provided the executive officer is eligible under (and subject to all provisions of) the plan documents governing those programs. Each executive officer will also be eligible to receive equity awards at such times and on such terms and conditions as the board of directors may determine.

Pursuant to their respective employee agreements, each of Dr. Kakkar, Dr. Viney and Mr. Goyal is entitled to an annual base salary as follows: Dr. Kakkar will be entitled to receive an annual base salary of $530,000, Dr. Viney will be entitled to receive an annual base salary of $425,000 and Mr. Goyal will be entitled to receive an annual base salary of $325,000.

Under their respective employee agreements, each of Dr. Kakkar, Dr. Viney and Mr. Goyal is also eligible to earn an annual performance bonus, with a target bonus amount equal to a specified percentage of such executive officer’s annual base salary, based upon the board’s assessment of the executive officer’s performance and our attainment of targeted goals as set by the board of directors in its sole discretion, or as mutually agreed between the executive officer and the board of directors in the case of Dr. Kakkar. The bonus may be in the form of cash, equity or a combination of cash and equity. Dr. Kakkar will be eligible for an annual discretionary bonus of up to 50% of his base salary. Dr. Viney will be eligible for an annual discretionary bonus of up to 40% of her base salary. Mr. Goyal will be eligible for an annual discretionary bonus of up to 35% of his base salary.

Potential Payments upon Termination or Change in Control

The employee agreements and the employment of each of Dr. Kakkar and Dr. Viney may be terminated as follows: (1) upon the death or “disability” (as disability is defined in the applicable employee agreement) of such executive officer; (2) at our election, with or without “cause” (as cause is defined in the applicable employee agreement); and (3) at such executive officer’s election, with or without “good reason” (as good reason is defined in the applicable employee agreement).

In the event of the termination of Dr. Kakkar’s employment by us without cause, or by him for good reason, prior to or more than 12 months following a “change in control” (as change in control is defined in his employment agreement), Dr. Kakkar is entitled to his base salary that has accrued and to which he is entitled as of the termination date, any unpaid annual bonus for the preceding calendar year that our board of directors has approved but has not yet been paid and other accrued benefits, collectively, the accrued obligations. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his non-competition, non-solicitation, invention and non-disclosure agreements and any similar agreement with us, he is entitled to (1) continued payment of his base salary, in accordance with our regular payroll procedures, for a period of 12 months and (2) provided he is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to 12 months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination.

In the event of the termination of Dr. Kakkar’s employment by us without cause, or by him for good reason, within 12 months following a change in control, Dr. Kakkar is entitled to the accrued obligations. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his non-competition, non-solicitation, confidential information and assignment of inventions agreement and any similar agreement with us, Dr. Kakkar is entitled to (1) continued payment of his then-current base salary, in accordance with our regular payroll procedures, for a period of 18 months, (2) provided he is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to 18 months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination, (3) a lump sum payment equal to 100% of his target bonus for the year in which his employment is terminated and (4) full vesting acceleration of his then-unvested equity awards that vest solely based on the passage of time, such that his time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

If Dr. Kakkar’s employment is terminated for any other reason, including as a result of his death or disability, for cause, or voluntarily by Dr. Kakkar without good reason, our obligations under his employment agreement cease immediately, and Dr. Kakkar is only entitled to the accrued obligations.

In the event of the termination of Dr. Viney’s employment by us without cause, or by her for good reason, prior to or more than 12 months following a “change in control” (as change in control is defined in her employment agreement), Dr. Viney is entitled to the accrued obligations. In addition, subject to her execution and nonrevocation of a release of claims in our favor and her continued compliance with her non-competition, non-solicitation, invention and non-disclosure agreements and any similar agreement with us, she is entitled to (1) continued payment of her base salary, in accordance with our regular payroll procedures, for a period of nine months and (2) provided she is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to nine months following her termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of her termination.

In the event of the termination of Dr. Viney’s employment by us without cause, or by her for good reason, within 12 months following a change in control, Dr. Viney is entitled to the accrued obligations. In addition, subject to her execution and nonrevocation of a release of claims in our favor and her continued compliance with her non-competition, non-solicitation, confidential information and assignment of inventions agreement and any similar agreement with us, she is entitled to (1) continued payment of her then-current base salary, in accordance with our regular payroll procedures, for a period of 12 months, (2) provided she is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to 12 months following her termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of her termination, (3) a lump sum payment equal to 100% of her target bonus for the year in which her employment is terminated and (4) full vesting acceleration of her then-unvested equity awards that vest solely based on the passage of time, such that her time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

If Dr. Viney’s employment is terminated for any other reason, including as a result of her death or disability, for cause, or voluntarily by Dr. Viney without good reason, our obligations under her employment agreement cease immediately, and Dr. Viney is only entitled to the accrued obligations.

In the event of the termination of Mr. Goyal’s employment by us without cause, or by him for good reason, prior to or more than 12 months following a “change in control” (as change in control is defined in his offer letter, as amended), Mr. Goyal is entitled to the accrued obligations. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his non-competition, non-solicitation, invention and non-disclosure agreements and any similar agreement with us, he is entitled to (1) continued payment of his base salary, in accordance with our regular payroll procedures, for a period of six months and (2) provided he is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to six months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination.

In the event of the termination of Mr. Goyal’s employment by us without cause, or by him for good reason, within 12 months following a change in control, Mr. Goyal is entitled to the accrued obligations. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his non-competition, non-solicitation, confidential information and assignment of inventions agreement and any similar agreement with us, he is entitled to (1) continued payment of her then-current base salary, in accordance with our regular payroll procedures, for a period of nine months, (2) provided he is eligible for and timely elects to continue receiving group medical insurance under COBRA and the payments would not violate the nondiscrimination requirements of applicable law, payment by us for up to nine months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination, (3) a lump sum payment equal to 100% of his target bonus for the year in which his employment is terminated and (4) full vesting acceleration of his then-unvested equity awards that vest solely based on the passage of time, such that his time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

If Mr. Goyal’s employment is terminated for any other reason, including as a result of his death or disability, for cause, or voluntarily by him without good reason, our obligations under his offer letter, as amended, cease immediately, and Mr. Goyal is only entitled to the accrued obligations.

Severance Agreement with Anthony Coyle

On July 10, 2019, we entered into a letter agreement with Anthony Coyle, which we amended on July 18, 2019, in connection with Dr. Coyle’s resignation as an officer of us and our subsidiaries. We agreed to pay Dr. Coyle $420,784 as severance pay, which was equal to 12 months of his base salary, and to pay our share of premiums for COBRA continuation coverage for 12 months so long as Dr. Coyle was eligible for COBRA continuation.

Employee Non-Competition, Non-Solicitation, Invention and Non-Disclosure Agreements

Each of our named executive officers has entered into standard form agreements with respect to non-competition, non-solicitation, invention and non-disclosure. Under these agreements, each of our named executive officers has agreed not to compete with us during his or her employment and for a period of one year after the termination of his or her employment, not to solicit our employees, consultants, customers, business or prospective customers during his or her employment and for a period of one year after the termination of his or her employment, and to protect our confidential and proprietary information indefinitely. In addition, under these agreements, each named executive officer has agreed that we own all inventions that are developed by such executive officer during his or her employment with us that (i) are related to our business or our customers or suppliers or any of our products or services being researched, developed, manufactured or sold by us or which may be used with such products or services, (ii) result from tasks assigned to the executive officer by us or (iii) result from the use of our premises or personal property (whether tangible or intangible) owned, leased or contracted for by us.

Incentive Shares and Stock Option and Other Compensation Plans

In this section we describe our 2017 Stock Incentive Plan, or the 2017 Plan, our incentive shares, our 2020 Plan and our 2020 Employee Stock Purchase Plan, or the 2020 ESPP. Prior to the 2019 Restructuring (described below), we granted awards to eligible participants under the 2017 Plan. Since the 2019 Restructuring, we have granted incentive shares to eligible service recipients in accordance with the terms of the limited liability company agreement of Pandion LLC, or the LLC Agreement. Following the Conversion and the effectiveness of the 2020 Plan, we expect to grant awards to eligible participants from time to time under the 2020 Plan.

2017 Stock Incentive Plan and Incentive Shares

The 2017 Plan was initially approved by the board of directors and stockholders of Pandion Therapeutics, Inc. in 2017. The 2017 Plan provided for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards. The maximum number of shares of common stock authorized for issuance under the 2017 Plan was 750,000 shares.

On January 1, 2019, we completed a series of transactions in which Pandion Therapeutics, Inc. became a direct wholly owned subsidiary of Pandion LLC and all outstanding equity securities of Pandion Therapeutics, Inc. were canceled and converted on a one-for-one basis into equity securities of Pandion LLC, which we refer to as the 2019 Restructuring.

Our board of directors determined that the 2019 Restructuring constituted a “reorganization event” under the 2017 Plan. All awards granted under the 2017 Plan were substituted with incentive shares in Pandion LLC that had terms and conditions substantially equivalent to the awards granted under the 2017 Plan. As a result, 195,630 options to purchase shares of common stock and 14,031 warrants to purchase common stock were canceled and substituted for 209,661 incentive shares. The 2017 Plan terminated in connection with the 2019 Restructuring.

Incentive shares are governed by the LLC Agreement, and are intended to qualify as “profits interests” within the meaning of I.R.S. Revenue Procedure 93-27 as clarified by I.R.S. Revenue Procedures 2001-43. Our board of directors determines the number of incentive shares covered by grants, the vesting schedules of incentive share grants and the floor amounts of incentive shares. The incentive shares represent profits interest in the increase in the value of the entity over a floor amount, or Floor Amount, as determined at the time of grant. The Floor Amount is established for tax compliance purposes related to IRS Revenue Procedures 93-27 and 2001-43 where we allocate equity value to our share classes in a hypothetical liquidation transaction as of the date of grant.

As of June 30, 2020, 2,364,595 incentive shares were issued and outstanding and an additional 10,818,083 incentive shares were authorized for future issuance under the LLC Agreement. Upon the Conversion, the outstanding incentive shares will convert into shares of our common stock, which conversion will be based on a conversion price to be determined by our board of directors immediately prior to the Conversion. To the extent an incentive share is subject to vesting, the common stock issued upon conversion will continue to be subject to the same vesting schedule. Upon the consummation of this offering, there will be 1,454,025 shares of common stock outstanding in respect of incentive shares that have converted into common stock based on an assumed fair value of $17.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus.

2020 Stock Incentive Plan

We expect our board of directors to adopt and our stockholders to approve the 2020 Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2020 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards. Upon effectiveness of the 2020 Plan, the number of shares of our common stock that will be reserved for issuance under the 2020 Plan will be the sum of: (1) 2,519,375; plus (2) the number of shares (up to 1,504,613) equal to the number of shares of common stock issued in respect of restricted common shares and incentive shares of Pandion LLC that are subject to vesting immediately prior to the effectiveness of the registration statement of which this prospectus forms a part that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of (i) 6,000,000 shares of our common stock, (ii) 4% of the number of shares of our common stock outstanding on such date and (iii) an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2020 Plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2020 Plan, our board of directors (or a committee delegated by our board of directors) will administer the 2020 Plan and, subject to any limitations set forth in the 2020 Plan, will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant;

•	the methods of payment of the exercise price of options; and

•

the number of shares of our common stock subject to and the terms and conditions of any stock appreciation rights, awards of restricted stock, restricted stock units or other stock-based awards, including conditions for repurchase, measurement price, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years) and any performance conditions.

If our board of directors delegates authority to one or more of our officers to grant awards under the 2020 Plan, the officers will have the power to make awards to all of our employees, except officers and executive officers (as such terms are defined in the 2020 Plan). Our board of directors will fix the terms of the awards to be granted by any such officer, the maximum number of shares subject to awards that any such officer may grant, and the time period in which such awards may be granted.

The 2020 Plan contains limits on awards that may be made under the 2020 Plan to our non-employee directors. The maximum aggregate amount of cash and value (calculated based on grant date fair value for financial reporting purposes) of awards granted in any calendar year to any individual non-employee director in his or her capacity as a non-employee director may not exceed $900,000, or $1,300,000 in the case of a non-employee director during his or her first year of service. Fees paid by us on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to a non-employee director as reimbursement of an expense will not count against this limit. Our board of directors may make additional exceptions to this limit for individual non-employee directors in extraordinary circumstances, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. The limitation does not apply to cash or awards granted to a non-employee director in his or her capacity as a consultant or advisor to us.

Effect of Certain Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2020 Plan to make equitable adjustments (or make substitute awards, if applicable), in the manner determined by our board of directors, to:

•	the number and class of securities available under the 2020 Plan;

•	the share counting rules under the 2020 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding award of restricted stock; and

•	the share and per-share related provisions and purchase price, if any, of each outstanding restricted stock unit award and each other stock-based award.

Effect of Certain Corporate Transactions

Upon the occurrence of a merger or other reorganization event (as defined in the 2020 Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2020 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•

provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

•

upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited immediately prior to the consummation of the reorganization event and/or that all of the participant’s vested but unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised, to the extent exercisable, by the participant within a specified period following the date of such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•

in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated by the 2020 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, our repurchase and other rights with respect to each outstanding award of restricted stock will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock is converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, our board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between the participant and us, either initially or by amendment. Upon the occurrence of a reorganization event involving our liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or in any other agreement between the participant and us.

Our board of directors may, at any time, provide that any award under the 2020 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Except with respect to certain actions requiring stockholder approval under the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, or Nasdaq Stock Market rules, our board of directors may amend, modify or terminate any outstanding award under the 2020 Plan, including but not limited to, substituting for the award another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option, subject to certain participant consent requirements. However, unless our stockholders approve such action, the 2020 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•

amend any outstanding stock option or stock appreciation right granted under the 2020 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•

cancel any outstanding stock option or stock appreciation right (whether or not granted under the 2020 Plan) and grant a new award under the 2020 Plan in substitution for the canceled award (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of our common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the canceled award;

•

cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of our common stock (valued in the manner determined by (or in the manner approved by) our board of directors); or

•	take any other action that constitutes a “repricing” within the meaning of Nasdaq rules or the rules of any other exchange or marketplace on which our common stock is listed or traded.

No award may be granted under the 2020 Plan on or after the date that is ten years from the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors may amend, suspend or terminate the 2020 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

2020 Employee Stock Purchase Plan

We expect our board of directors to adopt and our stockholders to approve the 2020 ESPP, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2020 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2020 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 209,948 shares of our common stock. The number of shares of our common stock reserved for issuance under the 2020 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2021 and continuing for each fiscal year until, and including, the fiscal year commencing on January 1, 2031, in an amount equal to the lowest of (1) 1,500,000 shares of our common stock, (2) 1% of the number of shares of our common stock outstanding on the first day of such fiscal year and (3) an amount determined by our board of directors.

All of our employees and employees of any designated subsidiary, as defined in the 2020 ESPP, are eligible to participate in the 2020 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2020 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2020 ESPP.

We retain the discretion to determine which eligible employees may participate in an offering under applicable regulations.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2020 ESPP beginning at such time and on such dates as our board of directors may determine, or on the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors or a committee designated by the board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On each offering commencement date, each participant will be granted the right to purchase, on the last business day of the offering period, up to a number of shares of our common stock determined by multiplying

$2,083 by the number of full months in the offering period and dividing that product by the closing price of our common stock on the first day of the offering period. No employee may be granted an option under the 2020 ESPP that permits the employee’s rights to purchase shares under the 2020 ESPP and any other employee stock purchase plan of ours or of any of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of our common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of our common stock under the 2020 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2020 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2020 ESPP, the purchase price will be determined by our board of directors or the committee for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may at any time prior to the close of business on the fifteenth business day (or such other number of days as is determined by us) prior to the end of an offering period, and for any reason, permanently withdraw from participating in an offering prior to the end of an offering period and permanently withdraw the balance accumulated in the employee’s account. Partial withdrawals are not permitted. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the extent determined by our board of directors or a committee thereof to the number and class of securities available under the 2020 ESPP, the share limitations under the 2020 ESPP, and the purchase price for an offering period under the 2020 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event, as defined in the 2020 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2020 ESPP on such terms as our board of directors or committee thereof determines:

•	provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by board of directors or committee thereof in such notice, which date will not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be canceled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganization event is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2020 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options will convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2020 ESPP or any portion of the 2020 ESPP. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, our board of directors may not make any amendment that would cause the 2020 ESPP to fail to comply with Section 423 of the Code. The 2020 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our discretionary match. Employee contributions are held and invested by the plan’s trustee as directed by participants. The 401(k) plan provides us with the discretion to match employee contributions, but to date we have not provided any employer matching contributions.

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with all of our executive officers and directors. These indemnification agreements require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

The table below shows all compensation to our non-employee directors during the year ended December 31, 2019. Mr. Goyal, one of our named executive officers, was not compensated for his service as a non-employee director during the year ended December 31, 2019 prior to his resignation as a director in July 2019 and his compensation received as an executive officer is discussed above under “—Summary Compensation Table” and “—Narrative to Summary Compensation Table.”

Name	Fees earned or paid in cash ($)	Incentive Shares ($)(1)(2)	All Other Compensation ($)		Total ($)
Alan Crane	—	—	162,500	(3)	162,500
Jill Carroll	—	—	—		—
Donald Frail, Ph.D.	5,027	39,249	—		44,276
Mitchell Mutz, Ph.D.	—	—	—		—
Carlo Rizzuto, Ph.D.	—	—	—		—
Nancy Stagliano, Ph.D.	—	41,915	—		41,915

(1)

The amounts reported in the “Incentive Shares” column reflect the aggregate fair value of incentive shares awarded during the year computed in accordance with the provisions of FASB ASC Topic 718. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus regarding assumptions underlying the valuation of equity awards.

(2)	As of December 31, 2019, the aggregate number of incentive shares held by non-employee directors was as follows:

Director	Aggregate Number of Incentive Shares
Alan Crane	—
Jill Carroll	—
Donald Frail, Ph.D.	44,122
Mitchell Mutz, Ph.D.	—
Carlo Rizzuto, Ph.D.	—
Nancy Stagliano, Ph.D.	61,737

(3)

Represents consulting fees paid to Mr. Crane in connection with his consulting arrangement. For further information about our consulting arrangement with Mr. Crane, see “Transactions with Related Persons.”

Prior to this offering, we paid cash fees and granted equity awards to certain of our non-employee directors for their service on our board of directors pursuant to a non-employee and non-affiliate director compensation policy. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Dr. Kakkar, one of our directors who also serves as our chief executive officer, does not receive any additional compensation for his service as a director. Dr. Kakkar is one of our named executive officers and, accordingly, the compensation that we pay to Dr. Kakkar is discussed above under “—Summary Compensation Table” and “—Narrative to Summary Compensation Table.”

In June 2020, our board of directors approved a director compensation program that will become effective on the effective date of the registration statement of which this prospectus forms a part. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board, lead independent director and chairman of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee will be payable in respect of any period prior to the completion of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$35,000	$150,000
Audit Committee	$7,500	$15,000
Compensation Committee	$5,000	$10,000
Nominating and Corporate Governance Committee	$4,000	$8,000

In addition, the lead independent director, if one is appointed, will receive an additional annual fee of $30,000.

We also will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

In addition, under our director compensation program to be effective on the effective date of the registration statement of which this prospectus forms a part, each non-employee director will receive, upon his or her initial election or appointment to our board of directors, an option to purchase 26,495 shares of our common stock under the 2020 Plan. Each of these options will vest as to 2.7778% of the shares of our common stock underlying such option at the end of each successive one month period following the grant date until the third anniversary of the grant date, subject to the non-employee director’s continued service as a director. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director that has served on our board of directors for at least six months will receive, under the 2020 Plan, an option to purchase 13,247 shares of our common stock under the 2020 Plan. Each of these options will vest with respect to all of the shares underlying such option on the first anniversary of the grant date or, if earlier, immediately prior to the first annual meeting of stockholders occurring after the grant date, subject to the non-employee director’s continued service as a director. All options issued to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common stock on the date of grant and will become exercisable in full upon specified change in control events.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2017, we have engaged in the following transactions in which the amounts involved exceeded $120,000 and any of our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Convertible Promissory Notes

On March 28, 2017, we issued and sold a convertible promissory note to Polaris Partners VIII, L.P. in the aggregate principal amount of $1,500,000. On October 2, 2017, we issued and sold a convertible promissory note to Polaris Partners VIII, L.P. in the aggregate principal amount of $1,000,000. Alan Crane, the chairman of our board of directors, is a partner of Polaris Partners. Each note accrued interest at a rate of 7% per annum. All principal and interest under the notes was converted into shares of Series A preferred stock in connection with our initial closing of our Series A preferred stock financing in January 2018.

Series A Preferred Stock Financing

In January 2018, we issued and sold an aggregate of 19,802,483 shares of our Series A preferred stock, consisting of (i) 16,564,949 shares sold at a price per share of $1.147 in cash, for an aggregate purchase price of $19.0 million in cash and (ii) 3,237,534 shares of Series A preferred stock issued upon conversion of $2.6 million in outstanding principal and accrued and unpaid interest under the notes issued on March 28, 2017 and October 2, 2017, at a price per share of $0.803. The following table sets forth the aggregate numbers of shares of our Series A preferred stock that we issued and sold to our 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:

Purchaser(1)	Series A Preferred Stock Sold for Cash	Cash Purchase Price	Series A Preferred Stock Received upon Conversion of Promissory Note	Purchase Price Funded by Conversion of Promissory Notes
Polaris Partners VIII, L.P.(2)	2,615,518	$2,999,999	3,237,534	$2,599,630
Versant Venture Capital VI, L.P.(3)	5,754,141	6,600,000
Roche Finance Ltd(4)	5,231,037	5,999,999
S.R. One, Limited(5)	2,615,518	2,999,999

(1)	See “Principal Stockholders” for additional information about shares held by these entities.
(2)	Alan Crane, the chairman of our board of directors, is a partner of Polaris Partners.
(3)	Carlo Rizzuto, a member of our board of directors, is a partner of Versant Venture Capital.
(4)	Mitchell Mutz, a member of our board of directors, is a senior investment director at Roche Finance Ltd.
(5)	Jill Carroll, a member of our board of directors, is a principal of S.R. One, Limited.

Series A Preferred Share Financing

In January 2019, we issued and sold an aggregate of 15,693,109 Series A preferred shares at a price per share of $1.147 in cash, for an aggregate purchase price of $18.0 million. In February 2020, we issued and sold an aggregate of 15,693,109 Series A preferred shares at a price per share of $1.147 in cash, for an aggregate purchase price of $18.0 million. The following table sets forth the aggregate numbers of Series A preferred shares that we issued and sold to our 5% stockholders and their affiliates in these transactions and the aggregate amount of consideration for such shares:

Purchaser(1)	Series A Preferred Shares at 2019 Closing	Cash Purchase Price	Series A Preferred Shares at 2020 Closing	Cash Purchase Price
Polaris Partners VIII, L.P.(2)	4,425,595	$5,076,147	4,425,595	$5,076,147
Versant Venture Capital VI, L.P.(3)	4,349,327	4,988,678	4,349,327	4,988,678
Roche Finance Ltd(4)	3,953,934	4,535,162	3,953,934	4,535,162
S.R. One, Limited(5)	2,615,518	2,999,999	2,615,518	2,999,999

(1)	See “Principal Stockholders” for additional information about shares held by these entities.
(2)	Alan Crane, the chairman of our board of directors, is a partner of Polaris Partners.
(3)	Carlo Rizzuto, a member of our board of directors, is a partner of Versant Venture Capital.
(4)	Mitchell Mutz, a member of our board of directors, is a senior investment director at Roche Finance Ltd.
(5)	Jill Carroll, a member of our board of directors, is a principal of S.R. One, Limited.

Series B Preferred Share Financing

In March 2020, we issued and sold an aggregate of 19,158,922 Series B preferred shares at a price per share of $2.0878 in cash, for an aggregate purchase price of $40.0 million. In June 2020, we issued and sold an aggregate of 19,158,922 Series B preferred shares in an additional closing of our Series B preferred shares at the same price per share as at the first closing for an aggregate purchase price of $40.0 million. The following table sets forth the aggregate numbers of our Series B preferred shares that we sold to our 5% stockholders and their affiliates in the first and second closings and the aggregate amount of consideration for such shares:

Purchaser(1)	Number of Series B Preferred Shares Issued in First Closing	Cash Purchase Price	Number of Series B Preferred Shares Issued in Second Closing	Cash Purchase Price
AI Pan LLC(2)	4,789,731	$10,000,000	4,789,731	$10,000,000
Entities affiliated with Boxer Capital(3)	3,592,298	7,500,000	3,592,298	7,500,000
Entities affiliated with Versant Venture Capital(4)	1,495,394	3,122,084	1,495,394	3,122,084
Roche Finance Ltd(5)	1,207,049	2,520,077	1,207,049	2,520,077
S.R. One, Limited(6)	888,490	1,854,989	888,490	1,854,989
Entities affiliated with Polaris Partners(7)	718,460	1,500,001	718,460	1,500,001

(1)	See “Principal Stockholders” for additional information about shares held by these entities.
(2)	Daniel Becker, a member of our board of directors, is a biotechnology principal of Access Industries.
(3)	Christopher Fuglesang, a member of our board of directors, is a managing director of Boxer Capital, LLC.
(4)	Carlo Rizzuto, a member of our board of directors, is a partner of Versant Venture Capital.
(5)	Mitchell Mutz, a member of our board of directors, is a senior investment director at Roche Finance Ltd.
(6)	Jill Carroll, a member of our board of directors, is a principal of S.R. One, Limited.
(7)	Alan Crane, the chairman of our board of directors, is a partner of Polaris Partners.

The following table sets forth the aggregate numbers of our Series B preferred shares that we sold to our executive officers in excess of $120,000 in the first and second closings and the aggregate amount of consideration for such shares:

Purchaser	Number of Series B Preferred Shares Issued in First Closing	Cash Purchase Price	Number of Series B Preferred Shares Issued in Second Closing	Cash Purchase Price
Rahul Kakkar	53,884	$112,499	53,884	$112,499
Jo Viney	53,884	112,499	53,884	112,499

The following table sets forth the aggregate numbers of our Series B preferred shares that we sold to our non-employee directors in excess of $120,000 in the first and second closings and the aggregate amount of consideration for such shares:

Purchaser	Number of Series B Preferred Shares Issued in First Closing	Cash Purchase Price	Number of Series B Preferred Shares Issued in Second Closing	Cash Purchase Price
Alan Crane	53,884	$112,499	53,884	$112,499
Donald Frail	29,936	62,500	29,936	62,500

Simple Agreement for Future Equity

In June 2020, we entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P., or Versant, which is affiliated with Versant Venture Capital, pursuant to which we issued rights to Versant to receive shares of our capital stock for an aggregate purchase price of $6,000,000, or the Purchase Amount. The SAFE provides that, upon the closing of this offering, the rights will convert into a number of shares of our common stock equal to the Purchase Amount divided by the initial public offering price per share of common stock sold in this offering. Based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the rights under the SAFE will convert into 352,941 shares of our common stock upon the closing of this offering.

Danforth Advisors, LLC

In April 2018, we engaged Danforth Advisors, LLC, or Danforth, a consulting firm specializing in providing financial and strategic support to life sciences companies and a controlled affiliate of Gregg Beloff, our interim chief financial officer. Pursuant to a consulting agreement, as amended, effective April 2018, we paid professional fees to Danforth of $131,000 and $417,000 in 2018 and 2019, respectively. Danforth has been granted incentive shares with an aggregate grant date fair value of $4,127, as computed in accordance with ASC Topic 718.

Consulting Arrangement with Alan Crane

We are party to an arrangement with Alan Crane, one of our co-founders and the chairman of our board of directors, pursuant to which we compensate him for consulting services. In March 2017, we entered into a consulting agreement with Mr. Crane for the provision of consulting, advisory and related services. Pursuant to this arrangement, we paid Mr. Crane $116,667, $150,000 and $162,500 in 2017, 2018 and 2019, respectively. The consulting agreement also provided that Mr. Crane was entitled to the grant of a restricted stock award to purchase 390,238 shares of common stock at a purchase price of $0.0001 per share, which shares of restricted stock were granted in April 2017. In connection with our January 2019 reorganization into a limited liability company structure, these shares were exchanged for 390,238 restricted common shares of Pandion LLC.

LLC Operating Agreement

In conjunction with our January 2019 reorganization into a limited liability company structure, the members of Pandion LLC entered into a limited liability company agreement, or the LLC Agreement, which governed our operations prior to the consummation of the Conversion. The LLC Agreement set forth the authorized classes of Pandion LLC equity securities, the allocation of profits and losses among the classes and the preferences of the preferred classes. The LLC Agreement also set forth the rights of and restrictions on members, including rights with respect to the election of directors, management and certain transfer restrictions on the holders of shares. The LLC Agreement also provided for registration rights, preemptive rights and transfer restrictions in respect of securities held by certain holders of our capital stock, as well as rights of first refusal and co-sale rights in respect of sales of securities by certain holders of our capital stock. The preemptive rights, transfer restrictions, rights of first refusal and co-sale rights under the LLC Agreement do not apply to this offering. The LLC Agreement included indemnification and exculpation provisions applicable to the directors, officers, members, employees and agents of Pandion LLC. Concurrent with the consummation of the Conversion, the LLC Agreement will terminate.

Registration Rights

We are a party to an investor rights agreement with the holders of our preferred stock, including our 5% stockholders and their affiliates and entities affiliated with some of our directors. This investor rights agreement provides these holders the right, subject to certain conditions, beginning six months following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, have entered into indemnification agreements with all of our directors and executive officers. These indemnification agreements require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Corporate Conversion

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company to a Delaware corporation, which we refer to as the Conversion. See the “Corporate Conversion” section of this prospectus for a further discussion of the Conversion.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief executive officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose, and the potential benefits to us, of the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of such entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2020 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 20,994,794 shares of our common stock outstanding as of June 30, 2020, including 1,367,643 shares of unvested restricted stock and assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 17,950,189 shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 26,494,794 shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or warrants. The table also assumes the automatic conversion of outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Pandion Therapeutics, Inc., 134 Coolidge Avenue, Watertown, MA 02472.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering (%)	After Offering (%)
5% Stockholders
Entities affiliated with Versant Venture Capital(1)	3,773,660	18.0	14.2
Entities affiliated with Polaris Partners(2)	3,165,311	15.1	11.9
Roche Finance Ltd(3)	3,049,973	14.5	11.5
S.R. One, Limited(4)	1,887,193	9.0	7.1
AI Pan LLC(5)	1,878,551	8.9	7.1
Entities affiliated with Boxer Capital(6)	1,408,913	6.7	5.3

Directors and Named Executive Officers
Rahul Kakkar, M.D.(7)	682,001	3.2	2.6
Jo Viney, Ph.D.(8)	496,496	2.4	1.9
Vikas Goyal(9)	84,654	*	*
Anthony Coyle, Ph.D.(10)	187,929	*	*
Alan Crane(11)	3,571,783	17.0	13.5
Daniel Becker, M.D., Ph.D.(5)	1,878,551	8.9	7.1
Jill Carroll(4)	1,887,193	9.0	7.1
Donald Frail, Ph.D.(12)	50,833	*	*
Christopher Fuglesang, Ph.D.(6)	1,408,913	6.7	5.3
Mitchell Mutz, Ph.D.(3)	3,049,973	14.5	11.5
Carlo Rizzuto, Ph.D.(1)	3,773,660	18.0	14.2
Nancy Stagliano, Ph.D.(13)	72,852	*	*
All current executive officers and directors as a group (14 persons)(14)	17,126,501	81.6	64.6

*	Less than one percent
(1)

Consists of (i) 3,176,508 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Versant Venture Capital VI, L.P. (“Versant VI”), (ii) 352,941 shares of common stock to be issued pursuant to the SAFE held by Versant Vantage I, L.P. (“Versant Vantage”) based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (iii) 244,211 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Versant Vantage. Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”) is the general partner of Versant VI, and Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”) is the general partner of Versant Ventures VI GP. Each of Bradley J. Bolzon, Jerel C. Davis, Kirk G. Nielsen, Clare Ozawa, Robin L. Praeger and Thomas F. Woiwode, as managing members of Versant Ventures VI GP-GP, may be deemed to share voting and dispositive power over the shares held by Versant VI. Versant Vantage I GP, L.P. (“Versant Vantage I GP”) is the general partner of Versant Vantage, and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP”) is the general partner of Versant Vantage I GP. Each of Bradley J. Bolzon, Jerel C. Davis, Clare Ozawa, Robin L. Praeger and Thomas F. Woiwode, as managing members of Versant Vantage I GP-GP, may be deemed to share voting and dispositive power over the shares held by Versant Vantage. Carlo Rizzuto, Ph.D., a member of our board of directors, is a partner at Versant Ventures and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. The address of Versant VI and Versant Vantage is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(2)

Consists of (i) 3,060,806 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Polaris Partners VIII, L.P. (“PP VIII”) and (ii) 104,505 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Polaris Partners Entrepreneurs’ Fund VIII, L.P. (“PEF VIII,” and, together with PP VIII, the “PP VIII Entities”). Polaris Partners GP VIII, L.L.C. (“PPG VIII”) is the general partner of each of the PP VIII Entities. PPG VIII may be deemed to have sole voting and dispositive power with respect to the shares owned by each of the PP VIII Entities. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPG VIII (collectively, the “Managing Members”) and Alan Crane, the chairman of our board of directors, holds an interest in PPG VIII. Each of the Managing Members and Mr. Crane, in their respective capacities with respect to PPG VIII, may be deemed to share voting and dispositive power with respect to the shares held by each of the PP VIII Entities. The address of each of the PP VIII Entities and PPG VIII is One Marina Park Drive, 10th Floor, Boston, Massachusetts 02210.

(3)

Consists of 3,049,973 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Roche Finance Ltd. Roche Finance Ltd is a wholly owned subsidiary of Roche Holding Ltd, a Swiss publicly held corporation. Mitchell Mutz, Ph.D., a member of our board of directors, is a senior investment director of Roche Finance Ltd and disclaims beneficial ownership of the shares held by Roche Finance Ltd. The address of Roche Finance Ltd is Grenzacherstrasse 122, 4070 Basel, Switzerland.

(4)

Consists of 1,887,193 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by S.R. One, Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc. Jill Carroll, a member of our board of directors, is a principal of S.R. One, Limited and disclaims beneficial ownership of the shares held by S.R. One, Limited, except to the extent of her pecuniary interest therein. The address of S.R. One, Limited is 161 Washington Street, Suite 500, Conshohocken, PA 19428-2077.

(5)

Consists of 1,878,551 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by AI Pan LLC. Access Industries Management, LLC (“Access LLC”) is AI Pan LLC’s manager. Len Blavatnik is the manager of Access LLC, and may be deemed to have sole voting and dispositive power over the shares held by AI Pan LLC. Daniel Becker, M.D., Ph.D., a member of our board of directors, is a biotechnology principal of Access Industries, does not have voting or dispositive power over the shares held by AI Pan LLC and disclaims beneficial ownership of the shares held by AI Pan LLC. The address of AI Pan LLC is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
(6)

Consists of (i) 1,385,291 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by Boxer Capital, LLC (“Boxer Capital”), for which Boxer Capital, Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis hold shared voting power and shared dispositive power, and (ii) 23,622 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering held by MVA Investors, LLC (“MVA Investors”), for which MVA Investors and Aaron Davis hold shared voting power and shared dispositive power. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital. Aaron Davis is a member of and has voting and dispositive power over securities held by MVA Investors. Christopher Fuglesang, Ph.D., a member of our board of directors, is a managing director at Boxer Capital and disclaims beneficial ownership of the shares held by Boxer Capital and MVA Investors except to the extent of his pecuniary interest therein. The address of Boxer Capital, MVA Investors and Aaron Davis is 11682 El Camino Real, Suite 320, San Diego, CA 92130. The address of Boxer Management and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

(7)

Consists of (i) 21,133 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, and (ii) 660,868 restricted shares of common stock issued upon conversion of incentive shares. These shares are held by Shah-Kakkar Holdings, LLC, a holding company for trusts for which Dr. Kakkar and family members of Dr. Kakkar are beneficiaries. Dr. Kakkar is the manager of Shah-Kakkar Holdings, LLC.

(8)

Consists of (i) 392,203 shares of common stock, (ii) 21,133 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering and (iii) 83,160 restricted shares of common stock issued upon conversion of incentive shares.

(9)

Consists of (i) 7,044 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering and (ii) 77,610 restricted shares of common stock issued upon conversion of incentive shares.

(10)	Consists of 187,929 shares of common stock.
(11)

Consists of (i) the shares described in note (2) above, (ii) 49,025 shares of common stock held by Mr. Crane, (iii) 336,314 shares of common stock held by The Crane Family Irrevocable Trust – 2002, for which family members of Mr. Crane are beneficiaries, and (iv) 21,133 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering.

(12)

Consists of (i) 11,741 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering and (ii) 39,092 restricted shares of common stock issued upon conversion of incentive shares.

(13)

Consists of (i) 15,005 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, (ii) 28,923 shares of common stock issued upon conversion of incentive shares and (iii) 28,924 restricted shares of common stock issued upon conversion of incentive shares. These shares are held by The Nancy E. Stagliano Trust, a trust for which family members of Dr. Stagliano are beneficiaries. Dr. Stagliano is the trustee of The Nancy E. Stagliano Trust.

(14)

Consists of (i) 777,542 shares of common stock, (ii) 14,910,197 shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon the closing of this offering, (iii) 35,497 shares of common stock issued upon conversion of incentive shares, (iv) 1,050,324 restricted shares of common stock issued upon conversion of incentive shares and (v) 352,941 shares of common stock to be issued pursuant to the SAFE based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of our common stock, par value $0.001 per share, and 5,000,000 shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of June 30, 2020, prior to giving effect to the Conversion, we had issued and outstanding:

•	1,237,639 common shares held by 15 holders of record, of which 49,312 were unvested restricted shares;

•	2,364,595 incentive shares held by 51 holders of record, of which 2,221,992 were unvested incentive shares;

•	51,217,321 Series A preferred shares held by seven holders of record that are convertible into 10,043,814 common shares;

•	948,225 Series A prime preferred shares held by one holder of record that are convertible into 204,314 common shares; and

•	39,275,790 Series B preferred shares held by 24 holders of record that are convertible into 7,702,061 common shares.

As of June 30, 2020, giving effect to the Conversion, we had issued and outstanding:

•	2,691,664 shares of common stock held by approximately 66 stockholders of record, of which 1,367,643 were shares of unvested restricted stock;

•	51,217,321 shares of Series A preferred stock held by seven stockholders of record, convertible into 10,043,814 shares of common stock;

•	948,225 shares of Series A prime preferred stock held by one stockholder of record, convertible into 204,314 shares of common stock; and

•	39,275,790 shares of Series B preferred stock held by 24 stockholders of record, convertible into 7,702,061 shares of common stock.

As of June 30, 2020, after giving effect to the Conversion, the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and the issuance of 352,941 shares of common stock to be issued pursuant to the simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, we had outstanding 20,994,794 shares of common stock, which were held of record by approximately 82 stockholders, of which 1,367,643 were shares of unvested restricted stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Following the Conversion and upon the closing of this offering, our Series A preferred stock and Series B preferred stock will be automatically convertible into shares of our common stock on a 0.1961-to-one basis

(when rounded to the nearest ten-thousandth), and our Series A prime preferred stock will be automatically convertible into shares of our common stock on a 0.2155-to-one basis (when rounded to the nearest ten-thousandth). Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 17,950,189 shares of our common stock.

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

In November 2019, we issued a warrant to purchase 55,976 Series A preferred shares to Silicon Valley Bank in connection with entering into a term loan facility with Silicon Valley Bank. The warrants are exercisable at an exercise price of $1.147 per share. The warrant has a ten-year term and provide for adjustments in the event of specified reclassifications, stock dividends, stock splits or other changes in our corporate structure. Upon the closing of this offering, the warrant will automatically become a warrant to purchase shares of our common stock.

As of June 30, 2020, the warrant was exercisable for 55,976 Series A preferred shares.

Simple Agreement for Future Equity

In June 2020, we entered into a SAFE with Versant Vantage I, L.P., or Versant, pursuant to which we issued rights to Versant to receive shares of our capital stock for an aggregate purchase price of $6,000,000, or the Purchase Amount. The SAFE provides that, upon the closing of this offering, the rights will convert into a number of shares of our common stock equal to the Purchase Amount divided by the initial public offering price per share of common stock sold in this offering. Based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the rights under the SAFE will convert into 352,941 shares of our common stock upon closing of this offering.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and our bylaws to be effective upon the closing of this offering, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation to be effective upon the closing of this offering provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws to be effective upon the closing of this offering also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors. In addition, our bylaws to be effective upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws to be effective upon the closing of this offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Exclusive Forum Selection

Our certificate of incorporation to be effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This exclusive forum provision will not apply to actions arising under the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction.

Our certificate of incorporation to be effective upon the closing of this offering further provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Registration Rights

We have entered into an amended and restated investors’ rights agreement dated as of March 23, 2020, or the investor rights agreement, with holders of our preferred shares. Beginning 180 days after this offering, holders of a total of 19,711,760 shares of our common stock will have the right to require us to register these shares under the Securities Act upon demand and in connection with any registration statement that we plan to file, as described below under “—Demand Registration Rights” and “—Incidental Registration Rights.” We refer to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement of which this prospectus is a part, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of outstanding registrable securities may demand that we register at least 40% of the registrable securities then outstanding under the Securities Act for purposes of a public offering. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 25% of the then outstanding registrable securities may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public of at least $4.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our commercially reasonable efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our investor rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form and use our reasonable best efforts to facilitate such offering.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions, stock transfer taxes applicable to the sale any registrable securities and the fees and expenses of the selling stockholders’ own counsel (other than the counsel selected to represent all selling stockholders). If a registration is withdrawn at the request of the stockholders initiating the registration, then the stockholders will bear the expenses of the registration.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company N.A.

Nasdaq Global Market

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “PAND.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding 26,494,794 shares of our common stock, based on the shares of our common stock that were outstanding on June 30, 2020 and after giving effect to (i) the issuance of 5,500,000 shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares, (ii) the Conversion, (iii) the conversion of all outstanding shares of our preferred stock into an aggregate of 17,950,189 shares of our common stock upon the closing of this offering and (iv) the automatic conversion of the rights issued under our simple agreement for future equity into 352,941 shares of our common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering. All shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 20,994,794 shares of our common stock will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market upon release or waiver of any applicable lock-up agreements and only if registered or pursuant to an exemption from registration, such as Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 264,948 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon waiver or expiration of the 180-day lock-up period described below, approximately 20,994,794 shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Substantially all Rule 701 shares are subject to the 180-day lock-up period described below and will be eligible for sale in accordance with Rule 701 upon expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, and each of our executive officers and directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SVB Leerink LLC, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any other securities so owned convertible into or exercisable or exchangeable for common stock, or make any public announcement of an intention to do any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled “Underwriting.”

Registration Rights

Beginning 180 days after this offering, the holders of an aggregate of 19,711,760 shares of our common stock, which includes (i) 17,950,189 shares of common stock to be issued upon the automatic conversion of all outstanding shares of our preferred stock upon closing of this offering and (ii) 352,941 shares of common stock to be issued pursuant to the simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options and Form S-8 Registration Statement

We do not have any outstanding stock options. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of our outstanding incentive shares, which will become shares of common stock upon the Conversion, and shares of our common stock subject reserved for future issuance under the 2020 Plan and the 2020 ESPP. See “Executive Compensation—Stock Option and Other Compensation Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other entity or arrangement treated as a pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this prospectus.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address the alternative minimum tax, the Medicare tax on net investment income or any aspects of U.S. state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her, or its own tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock through a partnership or other pass-through entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income is taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code), and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA.

Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under proposed U.S. Treasury Regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for prospective investors’ information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SVB Leerink LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
SVB Leerink LLC
BMO Capital Markets Corp.

Total	5,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated

The underwriters have an option to buy up to an additional            shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to            additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, for the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or the restricted period, except with the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SVB Leerink LLC, not to:

•

offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any other securities so owned convertible into or exercisable or exchangeable for common stock, or make any public announcement of an intention to do any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

In addition, we and each such holder of our common stock agrees that, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SVB Leerink LLC, on behalf of the underwriters, we or such other holder will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions or transactions, including:

(i)

as a bona fide gift or gifts or to a charitable organization or educational institution for no value, provided that the donee or donees thereof agree to be bound in writing by these restrictions, and provided further that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(ii)

to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the trustee of the trust agrees to be bound in writing by these restrictions, provided further that any such transfer shall not involve a disposition for value, and provided further that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(iii)	by will or other testamentary document or by intestacy, provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(iv)

pursuant to a court order or settlement or other domestic order related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(v)

to general or limited partners, members, stockholders, other equity holders or trust beneficiaries of the holder or to any investment fund or other entity that controls or manages, or is under common control with the holder, provided that any such transferee agrees to be bound in writing by the restrictions set forth herein, provided that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(vi)

acquired in this offering (other than any issuer-directed shares of common stock purchased in this offering by an officer or director) or acquired in open market transactions after the completion of this offering, provided that no filing under Section 13 or Section 16 of the Exchange Act nor any other public filing or disclosure of such transfer by or on behalf of the holder shall be required or voluntarily made during the restricted period;

(vii)	prior to the first public filing of a prospectus for this offering, provided that the transferee agrees to be bound in writing by these restrictions;

(viii)

by surrender or forfeiture of shares of our common stock or other securities to us to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of share options, equity awards, warrants or other right to acquire common stock provided that any filing made under Section 16 of the Exchange Act shall include a footnote noting the circumstances described in this clause;

(ix)

pursuant to a bona fide third-party tender offer, merger, consolidation, business combination, stock purchase or other similar transaction or series of related transactions approved by our board of directors and made to all holders of our capital stock involving a change of control, provided that in the event that such tender offer, merger, consolidation, business combination, stock purchase or transaction or series of related transactions is not completed, the holder’s common stock shall remain subject to these restrictions;

(x)

pursuant to the transfer of membership interests in Pandion Therapeutics Holdco, LLC for equity interests in Pandion Therapeutics, Inc. in connection with the consummation of this offering and disclosed herein, it being understood that any such common stock received by the holder upon such transfer shall be subject to these restrictions;

(xi)	the conversion of our outstanding preferred shares into common stock as described herein, provided that the common stock received upon conversion shall be subject to these restrictions;

(xii)

if the holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation, provided that, in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to these restrictions and there shall be no further transfer of such capital stock except in accordance with these restrictions, provided further that any such transfer shall not involve a disposition for value, and provided further that no filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made;

(xiii)

the repurchase of common stock by us pursuant to any contractual arrangement in effect and disclosed herein that provides for the repurchase of the holder’s common stock or in connection with the termination of the holder’s employment or other service with us; or

(xiv)

the holder may enter into any plan designed to satisfy the requirements of Rule 10b5-1 under the Exchange Act, or a 10b5-1 Plan, other than the entry into such a plan in such a manner as to allow the sale of common stock, in each case, within the restricted period, provided, that no sale of common stock may be made under such 10b5-1 Plan during the restricted period, and provided further that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of the holder’s common stock may be made under such plan during the restricted period.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “PAND.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.2 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, from time to time, certain of the underwriters and their respective affiliates may effect transactions for their own account or for the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Silicon Valley Bank, the lender under our loan and security agreement, is an affiliate of SVB Leerink LLC, one of the underwriters in this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares of our common stock may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Goodwin Procter LLP, Boston, Massachusetts, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

The SEC maintains a website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus forms a part at the SEC’s website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We plan to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. Our website address is www.pandiontx.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

PANDION THERAPEUTICS HOLDCO LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pandion Therapeutics Holdco LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pandion Therapeutics Holdco LLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, redeemable convertible preferred shares and members’ deficit/stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 22, 2020 (July 13, 2020, as to the effects of the reverse share split described in Note 17)

We have served as the Company’s auditor since 2019.

PANDION THERAPEUTICS HOLDCO LLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	2019	2018
Assets
Current assets
Cash and cash equivalents	$15,970	$10,172
Accounts receivable	1,035	—
Prepaid expenses and other current assets	2,960	1,287

Total current assets	19,965	11,459
Property and equipment, net	1,054	765

Total assets	$21,019	$12,224

Liabilities and members’/stockholders’ deficit
Current liabilities:
Accounts payable	$1,207	$951
Accrued expenses and other current liabilities	1,455	1,343
Current portion of deferred revenue	4,365	—

Total current liabilities	7,027	2,294
Deferred revenue, net of current portion	6,053	—
Long-term debt, net of issuance costs	3,676	2,010
Other long-term liabilities	85	—

Total liabilities	16,841	4,304

Commitments and contingencies (Note 8)
Series A redeemable convertible preferred stock, $0.0001 par value; no shares authorized, issued or outstanding at December 31, 2019; 51,217,321 shares authorized and 19,831,103 shares issued and outstanding at December 31, 2018	—	24,977
Series A redeemable convertible preferred shares, no par value; 51,217,321 shares authorized at December 31, 2019; 35,524,212 shares issued and outstanding at December 31, 2019; no shares authorized, issued or outstanding at December 31, 2018; liquidation value of $46,967 at December 31, 2019	46,967	—
Members’/stockholders’ deficit
Common stock, $0.0001 par value; no shares authorized, issued or outstanding at December 31, 2019; 61,000,000 shares authorized, 1,441,913 shares issued and 940,713 shares outstanding at December 31, 2018	—	—
Common shares, no par value; 62,000,000 shares authorized at December 31, 2019; 1,237,639 and 1,110,767 shares issued and outstanding, respectively, at December 31, 2019; no shares authorized, issued or outstanding at December 31, 2018	—	—
Incentive shares, no par value; 7,717,678 shares authorized at December 31, 2019; 946,751 shares issued and outstanding at December 31, 2019; no shares authorized, issued or outstanding at December 31, 2018	172	—
Additional paid-in capital	—	52
Accumulated deficit	(42,961)	(17,109)

Total members’/stockholders’ deficit	(42,789)	(17,057)

Total liabilities, redeemable convertible preferred stock/shares and members’/stockholders’ deficit	$21,019	$12,224

See accompanying notes to the consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	2019	2018
Revenue	$967	$—

Operating expenses
Research and development	18,176	8,387
General and administrative	5,010	2,662

Total operating expenses	23,186	11,049

Loss from operations	(22,219)	(11,049)
Interest income	258	175
Interest expense	(26)	(13)
Fair value adjustments to convertible note	110	—

Net loss	$(21,877)	$(10,887)
Change in redemption value of redeemable convertible preferred shares	(3,975)	(2,329)

Net loss attributable to common shareholders	$(25,852)	$(13,216)

Net loss per common share, basic and diluted	$(25.00)	$(17.00)

Weighted-average number of shares used in computing net loss per common share, basic and diluted	1,034,261	777,364

Unaudited pro forma net loss per share, basic and diluted	$(2.76)

Unaudited pro forma weighted-average number of shares used in computing net loss per share, basic and diluted	7,925,420

See accompanying notes to the consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Consolidated Statements of Redeemable Convertible Preferred Shares and Members’/Stockholders’ Deficit

(in thousands, except share amounts)

	Series A Redeemable		Series A Redeemable

	Convertible Preferred Stock		Convertible Preferred Shares		Common Stock		Common Shares		Incentive Shares		Additional Paid-In Capital	Accumulated Deficit	Total Members’/ Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2018	—	$—	—	$—	611,570	$—	—	$—	—	$—	$—	$(3,893)	$(3,893)
Exchange of convertible notes to Series A redeemable convertible preferred stock	3,237,534	3,714											—
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $100	16,593,569	18,934											—
Change in redemption value of redeemable convertible preferred stock		2,329										(2,329)	(2,329)
Exercise of stock options					12,011	—		—		—	13		13
Vesting of restricted stock					317,132	—		—		—			—
Equity-based compensation expense											39		39
Net loss												(10,887)	(10,887)

Balance, December 31, 2018	19,831,103	24,977	—	—	940,713	—	—	—	—	—	52	(17,109)	(17,057)
Restructuring	(19,831,103)	(24,977)	19,831,103	24,977	(940,713)	—	940,713	—		52	(52)		—
Issuance of Series A redeemable convertible preferred shares, net of issuance costs of $34			15,693,109	17,966									—
Change in redemption value of redeemable convertible preferred shares				3,975								(3,975)	(3,975)
Issuance of incentive shares									946,751	120			120
Issuance of common share warrant to lender				49									—
Vesting of restricted common shares							170,054	—					—
Net loss												(21,877)	(21,877)

Balance, December 31, 2019	—	$—	35,524,212	$46,967	—	$—	1,110,767	$—	946,751	$172	$—	$(42,961)	$(42,789)

See accompanying notes to the consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Consolidated Statements of Cash Flows

(in thousands)

	2019	2018
Cash flows from operating activities
Net loss	$(21,877)	$(10,887)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	242	94
Equity-based compensation expense	120	39
Fair value adjustments on convertible notes	(110)	—
Noncash interest expense	14	13
Loss on disposal of property and equipment	3	—
Changes in operating assets and liabilities:
Accounts receivable	(1,035)	—
Prepaid expenses and other current assets	(1,674)	(1,097)
Accounts payable	358	548
Accrued expenses and other current liabilities	112	685
Deferred revenue	10,418	—

Net cash used in operating activities	(13,429)	(10,605)

Cash flows from investing activities
Purchases of property and equipment	(635)	(637)

Net cash used in investing activities	(635)	(637)

Cash flows from financing activities
Proceeds from issuance of Series A redeemable convertible preferred shares	18,000	19,033
Redeemable convertible preferred shares issuance costs	(34)	(100)
Proceeds from issuance of long-term debt	2,000	2,000
Debt issuance costs	(104)	—
Proceeds from exercise of stock options	—	13

Net cash provided by financing activities	19,862	20,946

Net increase in cash and cash equivalents	5,798	9,704
Cash and cash equivalents, beginning of year	10,172	468

Cash and cash equivalents, end of year	$15,970	$10,172

Supplemental cash flow disclosure
Cash paid for interest	$4	$—
Supplemental disclosures of noncash activities
Exchange of 2017 Notes and accrued interest for Series A redeemable convertible preferred shares	$—	$3,813
Purchases of property and equipment included in accounts payable	78	180
Fair value of warrants to purchase Series A redeemable convertible preferred shares issued to lender	49	—

See accompanying notes to the consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS, ORGANIZATION AND LIQUIDITY

Business

Pandion Therapeutics Holdco LLC is a clinical stage biopharmaceutical company developing novel therapeutics designed to address the unmet needs of patients suffering from autoimmune diseases. We have combined a network-based conceptualization of the immune system with expertise in advanced protein engineering to develop our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform.

As used in these financial statements, unless the context otherwise requires, references to the “company”, “we,” “us,” and “our” refer to Pandion Therapeutics Holdco LLC, its wholly owned subsidiaries Pandion Therapeutics, Inc. and Pandion ProgramCo1, Inc., and Pandion Securities Corp., a subsidiary of Pandion Therapeutics, Inc.

Pandion Therapeutics, Inc. was incorporated on September 19, 2016 as a Delaware corporation. We began operations in January 2017. Our principal offices are located in Watertown, Massachusetts. On December 31, 2018, Pandion Therapeutics Holdco LLC was formed in the state of Delaware in connection with the corporate restructuring that occurred on January 1, 2019, or the Restructuring. In accordance with the terms of the operating agreement of Pandion Therapeutics Holdco LLC, or the LLC Operating Agreement, and on the effective date of the Restructuring;

•

each share of Pandion Therapeutics, Inc. common stock issued and outstanding immediately prior to the effective date of the Restructuring was converted into one common share of Pandion Therapeutics Holdco LLC;

•

each share of Pandion Therapeutics, Inc. Series A redeemable convertible preferred stock issued and outstanding immediately prior to the effective date of the Restructuring was converted into one Series A redeemable convertible preferred share of Pandion Therapeutics Holdco LLC;

•	all outstanding stock options to purchase shares of Pandion Therapeutics, Inc. common stock were cancelled and replaced with the same number of incentive shares in Pandion Therapeutics Holdco LLC;

•

each warrant issued by Pandion Therapeutics, Inc. that was outstanding immediately prior to the effective date of the Restructuring was cancelled and an equivalent number of incentive shares of Pandion Therapeutics Holdco LLC were issued; and

•	Pandion Therapeutics, Inc. became a wholly owned subsidiary of Pandion Therapeutics Holdco LLC.

We determined that the Restructuring lacked economic substance and was therefore accounted for in a manner consistent with a common control transaction. Similarly, as there was no change in fair value between shareholders, individually or as a class, we determined that the exchange of shares occurring in the Restructuring should be accounted for as a modification of the equity securities and presented as a reclassification of the components of equity.

Liquidity

Since inception, we have devoted substantially all our efforts to business planning, research and development, recruiting management and technical staff, and raising capital and have financed our operations primarily through the issuance of redeemable convertible preferred shares, debt financings and a collaboration.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

We are subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if our product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.

We have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date the consolidated financial statements are issued. As of December 31, 2019, we had an accumulated deficit of $43.0 million. We have incurred losses and negative cash flows from operations since inception, including net losses of $21.9 million and $10.9 million for the years ended December 31, 2019 and 2018, respectively. We expect that our operating losses and negative cash flows will continue for the foreseeable future as we continue to develop our product candidates. We currently expect that our cash and cash equivalents of $16.0 million as of December 31, 2019 together with the third closing of the Series A redeemable convertible preferred shares for gross proceeds of $18.0 million in February 2020 and the closing of the Series B redeemable convertible preferred shares for gross proceeds of $40.0 million in March 2020 will be sufficient to fund our operating expenses and capital requirement for more than 12 months from the date the consolidated financial statements are issued. However, additional funding will be necessary to fund future clinical and pre-clinical activities. We will seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all, and we may not be able to enter into collaborations or other arrangements. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, even our ability to continue operations.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. Our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition and operations, including ongoing and planned clinical trials. The impact of the COVID-19 coronavirus outbreak on our financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results may be materially adversely affected.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act, or CARES Act. The Cares Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, increasing the ability to deduct interest expense, and deferring social security payments, as well as amending certain provisions of the

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

previously enacted Tax Cuts and Jobs Act. We do not believe the CARES Act will have a material impact on our financial position and results of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Updates, or ASU, of the Financial Accounting Standards Board, or FASB.

Use of estimates

The preparation of financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to accrued research and development expenses, other long-lived assets, the fair value of our common and incentive shares, fair value of convertible notes, equity-based compensation and the valuation of deferred tax assets. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources and adjusts those estimates and assumptions when facts and circumstances dictate.

We utilize estimates and assumptions in determining the fair value of our common shares, including equity-based awards. We have granted stock options at exercise prices that represented the fair value of our common stock on grant date, as well as incentive shares. We utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common shares. Each valuation methodology includes estimates and assumptions that require our judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which we sold redeemable convertible preferred shares, the superior rights and preferences of the redeemable convertible preferred shares senior to our common shares at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the company, under differing scenarios. Changes to the key assumptions used in the valuations could result in different fair values of common shares at each valuation date.

Principles of consolidation

These consolidated financial statements include the accounts of the Pandion Therapeutics Holdco LLC, its wholly owned subsidiaries Pandion Therapeutics, Inc. and Pandion ProgramCo1, Inc. and Pandion Securities Corp., a wholly owned subsidiary of Pandion Therapeutics, Inc. All intercompany amounts have been eliminated in consolidation.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2019 and 2018, cash equivalents were comprised primarily of money market funds.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Concentrations of credit risk and off-balance sheet risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents.

Our investment policy includes guidelines regarding the quality of the financial institutions and financial instruments and defines allowable investments that we believe minimizes the exposure to concentration of credit risk. We may invest in money market funds, U.S. Treasury securities, corporate debt, U.S. government-related agency securities, commercial paper and certificates of deposit. These deposits may exceed federally insured limits. We have not experienced any losses historically in these accounts and believe that we are not exposed to significant credit risk as our deposits are held at financial institutions that management believes to be of high credit quality. We have no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

Our revenue for the year ended December 31, 2019 and related accounts receivable balance at December 31, 2019 derives entirely from Astellas Pharma Inc., or Astellas (Note 12).

Fair value of financial instruments

Fair value is defined as the price we would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3.

We monitor the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, our policy is to recognize significant transfers between levels at the end of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Deferred offering costs

We capitalize certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in members’ deficit as a reduction of the proceeds generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations.

Property and equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in the determination of net income or loss. Fixed assets acquired for research and development purposes are assessed for alternative future use. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

Our fixed assets consist solely of laboratory equipment with an estimated useful life of five years.

Impairment of long-lived assets

We evaluate our long-lived assets, which consist of laboratory equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have been recognized in our consolidated financial statements.

Research and development expenses

We expense research and development costs as incurred. Our research and development expenses consist primarily of costs incurred for the discovery and development of our systemic and tissue targeted immune modulators, and related product candidates and include consultants to conduct preclinical and non-clinical studies, costs to acquire, develop and manufacture supplies for clinical trials and other studies, expenses incurred under agreements with contract manufacturing organizations, or CMOs, contract research organizations, or CROs, investigative sites, consultants to conduct clinical trials and salaries and related costs, including equity-based compensation, depreciation and other allocated facility-related and overhead expenses.

Accrued research and development costs

We record accruals for estimated costs of preclinical and clinical studies and manufacturing development. A portion of our clinical and manufacturing development activities are conducted by third-party service providers, including CROs and CMOs. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. We accrue the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In the event we make advance payments for

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized. If we do not identify costs that have begun to be incurred or if we underestimate or overestimate the level of services performed or the costs of these services, actual expenses could differ from our estimates. To date, we have not experienced significant changes in its estimates of preclinical studies, clinical trial and contract manufacturing accruals.

Redeemable convertible preferred shares

We classify redeemable convertible preferred shares as temporary equity outside of members’ deficit on our accompanying consolidated balance sheets due to certain redemption events that are not within our control. In the event of a deemed liquidation event, the proceeds from the event are distributed in accordance with liquidation preferences (Note 9). As a result of becoming redeemable due to the passage of time, we record changes in the redemption value and accrete the redeemable convertible preferred shares immediately to redemption value as they occur using the current redemption method. These increases are effected through charges against retained earnings, if any. In the absence of retained earnings, the accretion is charged to the accumulated deficit. The accretion is added to net loss to arrive at the net loss attributable to common shareholders in the calculation of loss per common share.

Revenue recognition

As of December 31, 2019, all of our revenue is generated from our October 2019 license and collaboration agreement with Astellas directed toward the research, development and commercialization of locally acting immunomodulators for autoimmune diseases of the pancreas, or the Astellas Agreement. The Astellas Agreement is within the scope of ASC 606, Revenue from Contract with Customers.

Under ASC 606, an entity recognizes revenue when or as its customer obtains control of distinct promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect consideration we are entitled to in exchange for the goods or services it transfers to the customer.

Our customer arrangements primarily consist of a license, or an option to license, rights to our intellectual property and research and developments services. Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.

We estimate the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of potential payments and the likelihood that the payments will be received. We utilize either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

Development and regulatory milestone payments are assessed under the most likely amount method and not constrained if it is probable that a significant revenue reversal will not occur. Milestone payments that are not within our control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, we re-evaluate the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue in the period of adjustment. To date, we have not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the Astellas Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any consideration related to sales-based royalty revenue resulting from the Astellas Agreement.

We allocate the transaction price based on the estimated stand-alone selling price of each of the performance obligations. We must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. We utilize key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the standalone selling price for material rights, we may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts we would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. We evaluate the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

To the extent we receive payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until we perform our obligations under these arrangements. Amounts are recorded as accounts receivable when our right to consideration is unconditional.

Incentive shares

We periodically grant incentive shares to employees and non-employees, which generally vest over a four-year period. The incentive shares represent a separate substantive class of equity with defined rights

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

within the LLC Operating Agreement. The incentive shares represent profits interests in us, which is an interest in the increase in the value of us over the Floor Amount, as defined in the LLC Operating Agreement and as determined at the time of grant. The holder, therefore, has the right to participate in distributions of profits only in excess of the Floor Amount. The Floor Amount is based on the valuation of our common shares on or around the grant date.

We account for incentive shares granted in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation expense is measured at the estimated fair value of the incentive shares and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.

Equity-based compensation

We measure all incentive shares and other share-based awards granted based on the fair value on the date of the grant and recognize compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue incentive shares and restricted common share awards with only service-based vesting conditions and record the expense for these awards using the straight-line method. We recognize forfeitures related to equity-based compensation awards as they occur and reverse any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

We classify equity-based compensation expense in our consolidated statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each incentive share grant is estimated on the date of grant using the Black-Scholes option-pricing model, or Black-Scholes. The following summarizes the inputs used:

Expected volatility—We are a private company and lacks company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our own traded stock price.

Expected term— The expected term of our incentive shares has been determined based on the expected time to liquidity. Prior to January 1, 2019, the expected term of our stock options was determined utilizing the simplified method for awards that qualified as plain-vanilla options.

Risk-free interest rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Dividends—Expected dividend yield is zero because we do not pay cash dividends on common shares and do not expect to pay any cash dividends in the foreseeable future.

The grant date fair value of our incentive shares utilized in Black-Scholes is determined by our board of directors with the assistance of management. The grant date fair value of our common shares is determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability. In determining the fair value of our common shares, the methodologies used to estimate our enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Income taxes

Pandion Therapeutics Holdco LLC is taxed under the provisions of Subchapter K—Partners and Partnerships of the Internal Revenue Code. Under those provisions, Pandion Therapeutics Holdco LLC does not pay federal or state corporate income taxes on its taxable income. Instead, each member includes net operating income or loss for Pandion Therapeutics Holdco LLC on its individual return.

Pandion Therapeutics, Inc., Pandion ProgramCo1, Inc. and Pandion Securities Corp. use the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

We assess the likelihood of deferred tax assets being realized. We provide a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible.

We file U.S. federal and state income tax returns. Our tax positions are subject to audit. Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon examination. We evaluate uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax. To date, we have not been subject to any interest and penalties.

Net loss per share

We calculate basic and diluted net loss per share in conformity with the two-class method required for participating securities. Under the two-class method, basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include performance shares, warrants for common and redeemable convertible preferred shares and redeemable convertible preferred shares. The dilutive effect of performance shares and warrant for common or redeemable convertible preferred shares is computed using the treasury stock method and the dilutive effect of redeemable convertible preferred shares is calculated using the if-converted method. For all periods presented, diluted net loss per share is the same as basic net loss per share since the effect of including potential common shares is anti-dilutive.

Segments

Operating segments are defined as components of an entity for which separate discrete financial information is made available and that is regularly evaluated by the chief operating decision maker, or CODM, in making decisions regarding resource allocation and assessing performance. Our CODM is our

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

chief executive officer and we manage our operations as a single segment for the purposes of assessing performance and making operating decisions. Our singular concentration is focused on the development of therapeutics for autoimmune and inflammatory diseases.

Comprehensive loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss as well as other changes in members’ deficit that result from transactions and economic events other than those with members. There was no difference between net loss and comprehensive loss for the years ended December 31, 2019 and 2018.

Recently adopted accounting pronouncements

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, we have elected to take advantage of this extended transition period.

Effective January 1, 2019, we adopted ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09” or “ASC 606”) and related ASUs. This ASU sets forth a new five-step revenue recognition model which replaces most existing revenue recognition guidance including industry-specific guidance. Under ASC 606, we recognize revenue when our customers obtain control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. We did not have any contracts with customers as of the date of adoption. As such, the adoption of ASC 606 did not have an impact on our consolidated financial statements.

Effective January 1, 2019, we adopted ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. The ASU clarifies certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. As we did not have any collaborative arrangements at the time of adoption, the adoption did not have an impact on our consolidated financial statements.

Effective January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Prior to the adoption of ASU 2018-07, the measurement date for non-employee awards was generally the date the services are completed, resulting in financial reporting period adjustments to equity-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant without changes in the fair value of the award. The impact of adopting ASU 2018-07 was immaterial on our consolidated financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related to all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will become effective for us for annual reporting periods beginning after December 15, 2020,

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. We are currently assessing the impact of adopting ASU 2016-02 on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The guidance will become effective for us for fiscal years beginning after December 15, 2022. We are currently evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. We do not expect that the adoption of ASU 2018-13 will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for us for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact that ASU 2019-12 will have on our consolidated financial statements and related disclosures.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

3.	FAIR VALUE MEASUREMENTS

The following tables present information about our financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets—money market funds	$3,517	$3,517	$—	$—

Total financial assets measured at fair value	$3,517	$3,517	$—	$—

Liabilities—JDRF Note	$1,900	$—	$—	$1,900

Total financial liabilities measured at fair value	$1,900	$—	$—	$1,900

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets—money market funds	$10,172	$10,172	$—	$—

Total financial assets measured at fair value	$10,172	$10,172	$—	$—

Liabilities—JDRF Note	$2,010	$—	$—	$2,010

Total financial liabilities measured at fair value	$2,010	$—	$—	$2,010

The following table presents a roll-forward of the fair value of the convertible notes payable for which fair value is determined by Level 3 inputs (in thousands):

	2019	2018
Balance at beginning of the year	$2,010	$3,711
Issuance of convertible note	—	2,000
Fair value adjustments	(110)	—
Accrued interest	—	13
Conversion into redeemable convertible preferred shares	—	(3,714)

Balance at end of the year	$1,900	$2,010

Our money market funds are highly liquid investments that are valued based on quoted market prices in active markets, which represent a Level 1 measurement within the fair value hierarchy.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Our convertible note is classified within Level 3 of the fair value hierarchy because the fair value measurement is based, in part, on significant inputs not observed in the market.

In December 2018, we entered into an agreement for the sale of up to $4.0 million of convertible notes with the Juvenile Diabetes Research Foundation, or JDRF, T1D Fund, or JDRF Note, of which $2.0 million was initially sold. We have elected to account for the JDRF Note at fair value. We determine fair value of the JDRF Note using a scenario-based valuation method and a Monte Carlo simulation model with inputs based on certain subjective assumptions, including (a) expected stock price volatility, (b) calculation of a forecast horizon, (c) a risk-free interest rate, and (d) a discount rate. This approach results in the classification of these securities as Level 3 of the fair value hierarchy. The assumptions utilized to value the JDRF Note obligation as of December 31, 2019 were (a) expected stock price volatility of 90%; (b) a forecast horizon of 1.9 years: (c) a risk-free interest rate of 1.6%; and (d) a discount rate of 14.8%. For the year ended December 31, 2019, we recognized a $110,000 gain in the consolidated statements of operations

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

as fair value adjustments to convertible note with respect to changes to the fair value of the JDRF Note during the year.

There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2019 or 2018.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following (in thousands):

	2019	2018
Loss recovery receivable	$1,875	$—
Tax receivable	334	—
Contract research	487	1,007
Other	264	280

Total prepaid expenses and other current assets	$2,960	$1,287

In October 2019, several batches of our drug substance were inadvertently disposed of by a vendor resulting in a loss of approximately $1.9 million for the year ended December 31, 2019. During the first quarter of 2020, we entered into a settlement agreement to recover the full cost of replacing the drug substance, resulting in a loss recovery receivable being recorded at December 31, 2019.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following (in thousands):

	2019	2018
Laboratory equipment	$1,391	$861
Less: accumulated depreciation	(337)	(96)

Property and equipment, net	$1,054	$765

Depreciation expense was $242,000 and $94,000 for the years ended December 31, 2019 and 2018, respectively.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	2019	2018
Employee compensation costs	$915	$616
Research and development costs	275	610
Professional costs	243	90
Other	22	27

Total accrued expenses and other current liabilities	$1,455	$1,343

7.	LONG-TERM DEBT

Convertible note

In March 2017, we entered into a bridge financing for up to $3.0 million in the form of convertible notes payable with an investor, or the 2017 Notes. The 2017 Notes accrued interest at 7% per year and was

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

scheduled to mature on the second-year anniversary of each drawdown. The terms of the 2017 Notes provided that effective upon the closing of the next equity financing from which we received gross proceeds of not less than $3.0 million, all of the outstanding principal and accrued interest, the Outstanding Amount, would automatically convert into shares of the same class and series of stock issued to other investors in the equity financing as was equal to the greater of (i) such number of shares as is obtained by dividing (a) the Outstanding Amount by (b) a conversion price equal to 85% of the price per share of equity financing securities paid by the other investors, and (ii) such number of shares as is obtained by dividing the Outstanding Amount by the quotient obtained by dividing (a) $7.0 million by (b) our outstanding equity interests and securities, on a fully diluted basis, as of immediately prior to the initial closing of the equity financing (excluding our shares of capital stock issuable upon the conversion of the 2017 Note or any other indebtedness).

Upon issuance, we elected the fair value option to account for the 2017 Notes, with any subsequent changes in fair value being recognized through the consolidated statements of operations as other income (expense) until the 2017 Notes are settled.

On January 5, 2018, or the Conversion Date, the 2017 Notes, plus accrued interest of $100,000, were converted into 3,237,534 shares of Series A redeemable convertible preferred stock (Note 9). There was no change in the fair value of the 2017 Notes from January 1, 2018 to the Conversion Date, based on our assumption that there were no significant changes in our business or our operations that could result in a material impact to the determination of the fair value of the 2017 Notes.

We recorded interest expense of $0 and $2,000 related to the 2017 Notes for the years ended December 31, 2019 and 2018, respectively.

JDRF convertible note

The JDRF Note accrued interest at 7% per year and was scheduled to mature on the third anniversary of each closing. The first closing of $2.0 million took place on the execution date of the JDRF Notes and had a maturity date of December 4, 2021.

A second closing of $2.0 million of additional JDRF Notes was subject to the achievement of certain preclinical milestones. However, as a result of our Series B redeemable convertible preferred share financing in March 2020 (Note 9), we are required to issue and sell our redeemable convertible preferred shares in lieu of the issuance of the second JDRF Note. As of December 31, 2019, the second closing of the JDRF Note had not occurred, as we had not met the required milestones.

Upon issuance, we elected the fair value option to account for the JDRF Note. As of December 31, 2019 and 2018, the fair value of the JDRF Note was $1.9 million and $2.0 million, respectively. We recognized a $110,000 gain and a $10,000 loss in our consolidated statements of operations as fair value adjustments on convertible note with respect to changes to the fair value of the JDRF Note for the years ended December 31, 2019 and 2018, respectively.

In February 2020, the outstanding principal and accrued interest under the JDRF Note automatically converted at a price of $2.294 per share into 948,225 Series A prime redeemable convertible preferred shares.

Term loan

In November 2019, we entered into a secured term loan facility in the amount of $10.0 million, or Term Loan Facility, with an initial advance of $2.0 million. A second advance of $4.0 million is available to be drawn prior to June 30, 2020 and a third advance of $4.0 million is available to be drawn based upon the

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

achievement of certain events prior to June 30, 2020. The loans under the Term Loan Facility bear interest at the greater of (i) the prime rate less 1% and (ii) 4.25%. In response to the financial impact of the COVID-19 pandemic, in April 2020 the lender extended monthly interest-only payments on the outstanding term loan through November 2021 and the final maturity date on the term loan to May 2024. We are required to pay a $85,000 final payment fee in connection with the Term Loan Facility that will be amortized to interest expense over the term of the agreement. The Term Loan Facility is collateralized by a first priority perfected security interest in all of our tangible and intangible property, with the exception of our intellectual property. Interest expense under the outstanding term loan was $12,000 for the year ended December 31, 2019.

Debt issuance costs of $100,000 were recognized in recording the Term Loan Facility and are being amortized to interest expense over the term of the agreement. There were no unamortized debt issuance costs at December 31, 2018, and approximately $94,000 of unamortized debt issuance costs at December 31, 2019. Approximately $6,000 related to the amortization of the debt issuance costs on the Term Loan was charged to interest expense during the year ended December 31, 2019.

In connection with the Term Loan Facility, we issued a warrant to the lender to purchase an aggregate of 55,976 Series A redeemable convertible preferred shares at $1.147 per share. The warrant may be exercised by the holder at any time in whole or in part and will expire in November 2029. At the date of issuance, the fair value of the warrant was determined to be $49,000 utilizing Black-Scholes with the following assumptions: expected term of ten years, risk-free rate of 1.94%, volatility of 70.1% and a dividend yield of zero. The proceeds of the Term Loan were allocated between the Term Loan and the warrants on a relative fair value basis, resulting in a debt discount. The debt discount is being amortized as interest expense over the life of the Term Loan using the effective interest method. For the years ended December 31, 2019, we recognized approximately $8,000 of interest expense related to the amortization of the debt discount on the Term Loan. The lender will receive an additional warrant to purchase 37,317 Series A redeemable convertible preferred shares if we draw on the third advance of $4.0 million, which is contingent upon the achievement of certain events prior to June 30, 2020.

Long-term debt maturities

Future maturities of long-term debt as of December 31, 2019 are as follows (in thousands):

	JDRF Notes	Term Loan	Total
For the years ended December 31:
2020	$—	$—	$—
2021	2,000	67	2,067
2022	—	800	800
2023	—	800	800
2024	—	333	333

Total debt obligations	$2,000	$2,000	$4,000

8.	COMMITMENTS AND CONTINGENCIES

Operating lease

As of December 31, 2019, we had leased facilities in Cambridge, Massachusetts under an operating lease that was terminated in April 2020. Rent expense for the years ended December 31, 2019 and 2018 was $1.0 million and $522,000, respectively.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

In February 2020, we vacated the Cambridge, Massachusetts facility and entered into a lease for laboratory and office facilities in Watertown, Massachusetts that expires in March 2026 with a three-year renewal option and opened a secured letter of credit with a third-party financial institution in lieu of a security deposit for $502,000. Base rent for this lease is approximately $1.5 million annually with annual escalations of 3%.

With the subsequent Watertown, Massachusetts facility lease, our minimum obligations under non-cancelable operating leases are as follows (in thousands):

For the Years Ending December 31,
2020	$1,559
2021	1,595
2022	1,643
2023	1,692
Thereafter	3,887

Total future minimum lease payments	$10,376

Licensing Commitments

In October 2017, we entered into an antibody library subscription agreement and an antibody discovery services agreement with Distributed Bio, Inc. whereby we obtained a non-exclusive license to use an antibody library and certain software to conduct research and development related to the discovery of antibodies against biological targets of interest to us. Under the agreements, we pay subscription and other fees to Distributed Bio, Inc. and we are also required to make milestone payments to Distributed Bio, Inc. upon achievement of certain clinical and regulatory milestones. We may be required to pay up to $4.3 million in clinical milestones and $12.0 million in regulatory milestones for each antibody product. No milestones have been met as of December 31, 2019. We recorded research and development expense related to these agreements of $620,000 and $579,000 for the years ended December 31, 2019 and 2018, respectively.

Legal proceedings

We are not currently a party to any material legal proceedings. At each reporting date, we evaluate whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. We expense the costs related to its legal proceedings as incurred.

Indemnification agreements

As permitted under Delaware law, we indemnify our officers, directors and employees for certain events or occurrences while the officer or director or employee is, or was, serving at our request in such capacity. The term of the indemnification is for the officer’s, director’s or employee’s lifetime. Further, in the ordinary course of business, we may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amount of future payments we could be required to make under these indemnification agreements is, in many cases, unlimited. To date however, we have not incurred any material costs as a result of such indemnifications nor experienced any losses related to them. As of December 31, 2019, we were not aware of any claims under indemnification arrangements and does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible; therefore, no related reserves were established.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

9.	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHARES

Issuances of redeemable convertible preferred stock and shares during the years ended December 31, 2019 and 2018

In January 2018, we issued 16,564,949 Series A redeemable convertible preferred stock at a price of $1.147 per share for gross cash proceeds of $19.0 million and we issued 3,237,534 Series A redeemable convertible preferred stock in connection with the conversion of the outstanding Notes (Note 7). We incurred issuance costs of $100,000 in connection with the issuances of the Series A redeemable convertible preferred shares.

In August 2018, we issued 28,620 Series A redeemable convertible preferred stock at a price of $1.147 per share for gross cash proceeds of $33,000 to an incoming member of the board of directors.

In January 2019, we issued 15,693,109 Series A redeemable convertible preferred shares at a price of $1.147 per share for gross cash proceeds of $18.0 million. We incurred issuance costs of $34,000.

In connection with the Restructuring (Note 1), all Series A redeemable convertible preferred stock issued by Pandion Therapeutics, Inc. was converted into Series A redeemable convertible preferred shares of Pandion Therapeutics Holdco LLC.

Issuances of redeemable convertible preferred shares subsequent to December 31, 2019

In February 2020, we issued 15,693,109 Series A redeemable convertible preferred shares at a price of $1.147 per share for gross cash proceeds of $18.0 million. At this closing, the outstanding principal and accrued interest under the JDRF Note automatically converted at a per share price of $2.294 into 948,225 Series A prime redeemable convertible preferred shares.

In March 2020, we issued 19,158,922 Series B redeemable convertible preferred shares at a price of $2.0878 per share to new and existing investors for gross cash proceeds of $40.0 million and incurred issuance costs of $271,000. A second closing of $40.0 million will occur upon the achievement of certain defined events. The rights, preferences, privileges and restrictions of the Series B redeemable convertible preferred shares are materially the same as those of the Series A redeemable convertible preferred shares described below.

Series A redeemable convertible preferred share tranche rights

In connection with the initial issuance of the Series A redeemable convertible preferred stock, the holders received the right to purchase, and we were under the obligation to sell, an additional 15,693,109 shares of Series A redeemable convertible preferred shares upon achieving certain milestones related to our research and an additional 15,693,109 shares upon achieving a certain clinical development milestone, collectively the Tranche Rights.

We determined that the Tranche Rights did not meet the definition of a freestanding financial instrument because they are not legally detachable. Further, we determined that the Tranche Rights do not meet the definition of an embedded derivative that require bifurcation from the equity instrument. Therefore, at the initial issuance of the Series A redeemable convertible preferred shares, there was no accounting for the Tranche Rights.

Rights, preferences, privileges and restrictions

As of December 31, 2019, we had 51,217,321 shares of Series A redeemable convertible preferred shares authorized, 35,524,212 of which were issued and outstanding. Our redeemable convertible preferred shares have the following rights, preferences, privileges and restrictions:

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Voting rights

On any matter presented to our members for their action or consideration at any meeting of our members (or by written consent of members in lieu of meeting), each member holding outstanding redeemable convertible preferred shares shall be entitled to cast the number of votes equal to the number of whole shares of common shares into which the redeemable convertible preferred shares held by such holder are convertible as of the record date for determining members entitled to vote on such matter. Except as provided by law or by the other provisions of the LLC Operating Agreement, holders of the redeemable convertible preferred shares shall vote together with the holders of common shares as a single class. The holders of incentive shares do not have any right to vote with respect to any matter presented to members.

The holders of record of the redeemable convertible preferred shares, exclusively and as a separate class, shall be entitled to elect three of our directors.

Automatic conversion

All outstanding redeemable convertible preferred shares shall automatically be converted into common shares, at the then effective conversion rate, upon either: (a) the closing of the sale of common shares to the public at a price of at least $3.441 per share (subject to appropriate adjustment in the event of any shares dividend, shares split, combination or other similar recapitalization with respect to the common shares), in a firm-commitment underwritten initial public offering, resulting in at least $30.0 million of gross proceeds, net of the underwriting discount and commissions, to us, or (b) the date and time, or the occurrence of an event, specified by a majority vote or written consent of the holders of a majority of the outstanding redeemable convertible preferred shares (voting together as a single class).

Voluntary conversion

Each redeemable convertible preferred share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable common shares as is determined by dividing the redeemable convertible preferred share’s original issue price by the redeemable convertible preferred share’s conversion price in effect at the time of conversion. The original issue price of the Series A, Series A prime and Series B redeemable convertible preferred shares is $1.147, $2.294 and $2.0878, respectively. The conversion price of the Series A, Series A prime and Series B redeemable convertible preferred shares is $5.489, $10.6465 and $10.6465, respectively. Such conversion price, and the rate at which redeemable convertible preferred shares may be converted into shares of common shares, shall be subject to adjustment, for occurrences such as stock splits, certain dividends, mergers, and distributions.

Distribution preference

Cash and property shall be distributed to the members, at such times and in such aggregate amounts as the board of directors may determine, as of the date of determination in the following order of priority:

(i)	First, to preferred members, in proportion to their respective unpaid preferred contribution amounts, until the unpaid preferred contribution amount of each such member has been reduced to zero;

(ii)

Second, to the holders of common shares and the holders of incentive shares that have a floor amount equal to or less than the aggregate amount of distributions made in respect of a common share, together Eligible Shares, in proportion to their respective number of Eligible Shares until the aggregate amount distributed with respect to each common share equals the conversion price of a Series A redeemable convertible preferred share ($1.147);

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

(iii)

Third, to holders of Eligible Shares and Series A redeemable convertible preferred shares, in proportion to their respective number of eligible shares and the number of common shares issued or issuable to the holders of Series A redeemable convertible preferred shares outstanding upon conversion of their shares until the aggregate amount distributed with respect to each common share equals the conversion price of a Series A prime redeemable convertible preferred share ($2.0878); and

(iv)

Thereafter, to the holders of Eligible Shares and all series of redeemable convertible preferred shares, in proportion to their respective number of eligible shares and the number of common shares issued or issuable to the holders of the redeemable convertible preferred shares outstanding upon conversion of their shares, in proportion to their respective number of Eligible Shares and conversion shares.

Redemption rights

Our redeemable convertible preferred shares are redeemable on or after January 5, 2023 upon the receipt of written notice from the holders of the majority of the redeemable convertible preferred shares then outstanding on an as-converted to common share basis. The redemption price of the redeemable convertible preferred shares means the excess, if any, of the sum of (i) the unpaid preferred contribution amount, plus (ii) an amount representing 10% simple interest per annum on the unpaid contribution amount from time to time commencing as of the date of issuance of the redeemable convertible preferred shares and ending on the date of the redemption request.

10.	COMMON SHARES

We had 62,000,000 common shares authorized, of which 1,237,639 were issued and 1,110,767 were outstanding at December 31, 2019.

Restricted common shares

During 2017, we issued 1,429,902 shares of restricted common stock to founders, employees and consultants for aggregate consideration of $1,000. The purchase price of the restricted common stock was the estimated fair value on the grant date. The restricted common stock is subject to vesting over a period of three to four years, and vesting may be accelerated upon a change in control, as defined in the holder agreements. If the holders cease to have a business relationship with us, we may repurchase any unvested shares held by these individuals at their original purchase price. Though legally outstanding, the unvested restricted common stock is not considered outstanding for accounting purposes until the shares vest.

In connection with the Restructuring (Note 1), all restricted common stock issued by Pandion Therapeutics, Inc. was converted into restricted common shares of Pandion Therapeutics Holdco LLC.

The following table summarizes vesting of restricted common shares:

Number of Shares
Unvested as of January 1, 2018	818,332
Vested	(317,132)

Unvested as of December 31, 2018	501,200
Vested	(170,054)
Forfeited	(204,274)

Unvested at December 31, 2019	126,872

As of December 31, 2019 and 2018, 126,872 and 501,200 shares, respectively, remained subject to a repurchase right by us, with an immaterial related liability included in accrued expenses and other current liabilities in our consolidated balance sheets.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

11.	INCENTIVE SHARES AND EQUITY-BASED COMPENSATION

In May 2017, we adopted the 2017 Stock Incentive Plan, or 2017 Plan, which provided for the grant of qualified incentive stock options and nonqualified stock options or other awards to our employees, officers, directors, advisors, and outside consultants for the purchase of up to 750,000 shares of our common stock. In January 2018, the 2017 Plan was amended to provide up to 1,717,678 shares of our common stock. The 2017 Plan was effectively terminated upon the Restructuring.

As part of the Restructuring (Note 1), all of the outstanding stock options and warrants issued under our 2017 Plan were cancelled and exchanged for incentive shares under our LLC Operating Agreement. We consider this exchange of awards to be a modification with no additional compensation expense, as there was no change in the fair value of the awards. Under the LLC Operating Agreement, we are authorized to issue up to an aggregate of 7,717,678 incentive shares at December 31, 2019.

Each unvested incentive share represents a non-voting equity interest in us that entitles the holder to a percentage of the profits and appreciation in our equity value arising after the date of grant and after such time as an applicable threshold amount is met. Certain incentive shares provide for accelerated vesting on a change in control, as defined in the respective restricted incentive share agreement. Generally, incentive shares are granted at no less than fair value as determined by the board of directors and vest over four years. As of December 31, 2019, there were 6,770,927 incentive shares available for future grant.

The following table provides a summary of the stock option activity for the year ended December 31, 2018:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2018	26,530	$0.20
Granted	181,811	$1.07
Exercised	(12,011)	$1.07

Outstanding at December 31, 2018	195,630	$0.95
Cancelled	(195,630)

Outstanding at December 31, 2019	—

The fair value of the options granted was determined using a Black-Scholes option pricing model with the following assumptions:

2018
Risk-free interest rate	2.73%
Expected dividend yield	—%
Expected term (years)	5.96–10.00
Expected volatility	68.7%–71.6%

The following table provides a summary of the incentive share activity for the year ended December 31, 2019:

	Number of Shares	Weighted- Average Fair Value
Outstanding at January 1, 2019	—	—
Issued	946,751	$1.07
Forfeited	—	—
Cancelled	—	—

Outstanding at December 31, 2019	946,751	$1.07

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

The fair value of incentive shares issued was determined using a Black-Scholes option pricing model with the following assumptions:

2019
Risk-free interest rate	1.88%
Expected dividend yield	—%
Expected term (years)	1.2 – 1.4
Expected volatility	71.5%–77.0%

On January 1, 2019, we exchanged 195,630 stock options and 14,031 warrants for 209,661 incentive shares with a weighted average fair value of $0.66. During the year ended December 31, 2019, we granted 737,090 incentive shares with a weighted average fair value of $1.07. At December 31, 2019, there are 106,916 incentive shares vested and 839,835 incentive shares unvested.

We recorded equity-based compensation expense of $120,000 and $39,000 related to the issuance of incentive shares and stock options during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, there was $773,000 of unrecognized compensation cost that is expected to be recognized over a weighted-average period of approximately 3.25 years.

Equity-based compensation expense recorded in the accompanying consolidated statements of operations is as follows (in thousands):

	2019	2018
Research and development	$32	$8
General and administrative	88	31

Total equity-based compensation expense	$120	$39

12.	ASTELLAS AGREEMENT

Under the Astellas Agreement, we will be responsible for design and discovery of bispecific drug candidates based on our proprietary modular immune effector and tissue tether platform and Astellas will be responsible for conducting preclinical, clinical and commercialization activities for the selected candidates developed under the Astellas Agreement. In connection with our services to Astellas, we have granted a non-exclusive, non-transferable research license to Astellas and an exclusive, non-transferable, royalty-bearing, perpetual license to our technology with respect to the designated compound(s) for Astellas to further develop and ultimately commercialize for the treatment of autoimmune diseases of the pancreas. We do not share in the rights to clinical data and results under the Astellas Agreement. In addition, we are obligated under the Astellas Agreement to certain governance activities, reporting obligations and have made other ancillary commitments. The Astellas Agreement has a contractual term of five years.

We identified our research and development services, the licenses granted to Astellas and our governance obligations to Astellas as the material promises under the Astellas Agreement. For purposes of identifying our performance obligations under the Astellas Agreement, we believe that while the licenses were granted to Astellas at the outset of the Astellas Agreement, the grant of those licenses did not singularly result in the transfer of our broader obligation to Astellas under the Astellas Agreement, as the license has no true value without the performance of our research and development services, the technology transfer and joint steering committee participation.

Our research and development work with respect to bispecific drug candidates are unique with respect to our proprietary knowledge and know how in the design of bispecific antibodies and coupling bispecific antibodies with effector molecules to modulate immune activity. While capable of being distinct, those research and

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

development activities are not distinct within the context of the Astellas Agreement. The licenses provided to Astellas are not transferable and we believe of limited value without our specific research and development services and thus are not capable of being distinct. While our governance obligations are capable of being distinct, those activities are integrated with our research and development efforts under the Astellas Agreement and are not distinct in the context of the contract. Taken together with our research and development activities, including the governance oversight to those activities, the licenses granted under the Astellas Agreement will enable us to further advance designated licensed compounds into and through clinical development, regulatory approval and ultimately commercialization. Therefore, we believe the licenses bundled together with our research and development services and our governance obligations therein constitute a single distinct performance obligation under the Astellas Agreement for accounting purposes, or Performance Obligation.

Under the Astellas Agreement, we received a non-refundable, upfront payment of $10.0 million in November 2019. As of December 31, 2019, we estimate that we will receive a further $19.6 million of research funding and external cost reimbursement. We have the right to receive, on a licensed compound-by licensed compound basis, potential research and development milestone payments up to an aggregate of $43.0 million for the first Licensed Compound and $38.0 million for subsequent Licensed Compounds and regulatory milestones up to an aggregate of $105.0 million. If any Astellas licensed products are successfully commercialized, we would be eligible to receive, on a licensed compound-by licensed compound basis, up to $150.0 million from potential commercial milestone payments based on the worldwide net sales of all licensed products containing the same licensed compound. We may also receive tiered mid to high single-digit royalty payments on worldwide net sales of any commercial products developed through our work together under the Astellas Agreement. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of commercial products developed through the collaboration in the future.

Provided Astellas designates at least one compound to progress in development under the Astellas Agreement, Astellas may designate up to five further compounds during a period of three years following the expiration of the five year term of the Astellas Agreement for their further evaluation to progress in development. We have no further obligation to Astellas during this period or in the evaluation of any such compounds they may designate, however Astellas may request us to conduct services in connection with their evaluations, however we are not obligated to conduct additional services. We assessed this provision as a potential material right and determined that we have no obligation to provide services (if requested) related to the designated compounds during the additional period and, as such, this provision does not provide Astellas with a material right.

While the contractual term under the Astellas Agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas Agreement, we initially estimate our research and development commitments will be completed by the end of 2022. As of December 31, 2019, we estimated a total transaction price of $29.9 million, consisting of the fixed upfront payment and estimated research funding and reimbursement of external costs of $19.9 million presently budgeted under the Astellas Agreement to be incurred through 2022, the effective term of our Performance Obligation to Astellas. Upon execution of the Astellas Agreement and as of December 31, 2019, contingent and variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

We have allocated the transaction price entirely to the single, bundled performance obligation. We recorded the $10.0 million up-front payment from Astellas as deferred revenue in November 2019 and will record future invoices under the Astellas Agreement as deferred revenue. We will recognize the estimated total transaction price over the estimated period the research and development services are expected to be provided which, as of December 31, 2019, is approximately three years through 2022. We believe the Performance Obligation is satisfied over the course of our performance of the research and development activities under the Astellas Agreement and, depicting our performance in satisfaction of the Performance

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Obligation, we use input method as a measure of progress towards completion of the Performance Obligation according to actual costs incurred compared to estimated total costs to estimate progress toward satisfaction of the Performance Obligation. We will remeasure our progress towards completion of the Performance Obligation at the end of each reporting period. For the year ended December 31, 2019, we recognized $967,000 of revenue under the Astellas Agreement.

We invoice Astellas under the Astellas agreement quarterly in arrears for the cost of external services, quarterly in advance for our estimated internal services and annually to true-up our advance invoicing for estimated internal services. Invoiced amounts under the Astellas Agreement expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying consolidated balance sheets. Invoiced amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2019, we have no contract assets and short-term and long-term deferred revenues of $4.4 million and $6.1 million, respectively, which is presently estimated to be recognized through 2022. The aggregate amount of the transaction price allocated to the Performance Obligation that remains unsatisfied as of December 31, 2019 is estimated be $29.0 million, of which we expect $10.9 million, $8.5 million and $9.6 million to be recognized in 2020, 2021 and 2022, respectively.

13.	INCOME TAXES

In December 2017, the U.S. government signed into law the Tax Cuts and Jobs Act, or Tax Act, that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as orphan drugs. As a result of the reduction in the corporate federal income tax rate, we had to revalue our deferred tax assets and deferred tax liabilities as of the date of enactment. This revaluation resulted in a decrease in deferred tax assets and a corresponding reduction in our valuation allowance for the year ended December 31, 2018. There was no net impact to our consolidated statement of operations as a result of the reduction in tax rates.

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows:

	Years Ended December 31,
	2019	2018
Income tax benefit at the federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	4.0	5.5
Research and development tax credits	5.3	5.3
Permanent items	(7.6)	(1.2)
Other	0.3	—
Change in valuation allowance	(23.0)	(30.6)

Total	—%	—%

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of our deferred tax assets and liabilities consisted of the following (in thousands):

	Years Ended December 31,
	2019	2018
Deferred tax assets
Federal and state net operating loss carryforwards	$8,234	$3,698
Research and development tax credits	1,941	575
Other	296	—

Total deferred tax assets	10,471	4,273
Deferred tax liabilities
Depreciation	$(287)	$(119)

Total deferred tax liabilities	$(287)	$(119)

Less: valuation allowance	(10,184)	(4,154)

Net deferred tax assets	$—	$—

We have incurred net operating losses in each year since inception. We have not reflected the benefit of any such net operating loss carryforwards in the consolidated financial statements. Due to our history of losses, and lack of other positive evidence, we have determined that it is more likely than not that our net deferred tax assets will not be realized, and therefore, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2019 and 2018. We increased our valuation allowance by $6.0 million for the year ended December 31, 2019 in order to maintain a full valuation allowance against all of our deferred tax assets.

As of December 31, 2019, we had federal net operating loss carryforwards, or NOLs, of $30.4 million and federal tax credits of $1.4 million available to offset tax liabilities. Our federal NOLs and federal tax credit carryforwards begin to expire in 2037 and 2038, respectively. Of the federal NOLs, $27.8 million have an infinite life. We also had gross state NOLs of $29.1 million and state tax credits of $0.7 million which are available to offset state tax liabilities. The state NOLs begin to expire in 2037 and the state tax credit begin to expire in 2032.

Federal and state NOLs and tax credit carryforwards are also subject to annual limitations in the event that cumulative changes in the ownership interests of significant stockholders exceed 50% over a three-year period, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986. We have not completed an analysis to determine if the NOLs and tax credits are limited due to a change in ownership.

As of December 31, 2019 and 2018, we had not recorded any amounts for unrecognized tax benefits. Our policy is to record interest and penalties related to income taxes as part of our income tax provision. As of December 31, 2019, and 2018 we had not accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in our consolidated statements of operations and comprehensive loss.

We file income tax returns in the United States. Our federal and Massachusetts tax returns are not currently under examination by any taxing authority for any open tax year. Due to NOLs, all years remain open for income tax examination. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the IRS or state tax authorities to the extent utilized in a future period. No federal or state tax audits are currently in process.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

14.	DEFINED CONTRIBUTION PLAN

In September 2017, we established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code, or 401(k) Plan. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We are not required to make and have not made any contributions to the 401(k) Plan for the years ended December 31, 2019 and 2018.

15.	NET LOSS PER SHARE

Net Loss per Share

Basic and diluted net loss per share attributable to common shareholders is calculated as follows (in thousands except share and per share amounts):

	2019	2018
Net loss	$(21,877)	$(10,887)
Change in redemption value of redeemable convertible preferred shares	(3,975)	(2,329)

Net loss attributable to common shares – basic and diluted	$(25,852)	$(13,216)

Net loss per common share, basic and diluted	$(25.00)	$(17.00)

Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	1,034,261	777,364

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	December 31,
	2019	2018
Redeemable convertible preferred shares	35,524,212	19,831,103
Stock options to purchase common shares	—	209,661
Incentive shares	946,751	—
Warrants to purchase common shares	—	14,031
Warrants to purchase Series A redeemable convertible preferred shares	55,976	—

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect to adjustments arising upon the completion of a qualified initial public offering. The pro forma net loss attributable to common shareholders used in the calculation of pro forma basic and diluted net loss per share attributable to common shareholders does not include the effects of the change in the redemption value of the redeemable convertible preferred shares because the calculation gives effect to the automatic conversion of all shares of redeemable convertible preferred shares outstanding at December 31, 2019 into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2019 or the issuance date of the redeemable convertible preferred shares.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

The pro forma basic and diluted weighted average common shares outstanding used in the calculation of pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect to the conversion of Pandion Therapeutics Holdco LLC to a C-corporation, the conversion of common shares to common stock, the conversion of redeemable convertible preferred shares to redeemable convertible preferred stock, and upon a qualified initial public offering, the automatic conversion of all outstanding redeemable convertible preferred shares into common stock as if the proposed initial public offering had occurred on January 1, 2019. The pro forma basic and diluted loss per share also gives effect to the expected conversion of incentive shares into common and restricted shares, assuming a conversion ratio determined by the Board of Directors and based on the midpoint in the range of estimated initial offering prices of the Company’s common stock. The incentive shares that will convert into common shares have been included within basic pro forma loss per share. The incentive shares that convert into restricted shares have been excluded from basic loss per share given that the incentive shares have no obligation to share in losses and have been excluded from dilutive loss per share due to anti-dilutive effect. Pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 was calculated as follows:

2019
Numerator
Net loss attributable to common shares – basic and diluted	$(25,852)
Change in redemption value of redeemable convertible preferred shares	3,975

Pro forma net loss attributable to common shares – basic and diluted	$(21,877)

Denominator
Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	1,034,261
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred shares to common stock upon the completion of the proposed initial public offering	6,891,159

Pro forma weighted average common shares outstanding—basic and diluted	7,925,420

Pro forma net loss per share attributable to common shareholders, basic and diluted	$(2.76)

The following common stock equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the year ended December 31, 2019, due to their anti-dilutive effect:

Warrants to purchase Series A redeemable convertible preferred shares	55,976

16.	RELATED PARTY TRANSACTIONS

We engaged a firm managed by an executive of the company for professional services related to accounting, finance and other administrative functions. For the years ended December 31, 2019 and 2018, the costs incurred under this arrangement totaled $417,000 and $131,000, respectively, which were recorded

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Consolidated Financial Statements

as general and administrative expense in the accompanying consolidated statements of operations. As of December 31, 2019 and 2018, amounts owed under this arrangement totaled $34,000 and $19,000, respectively, and are included in accounts payable in the accompanying consolidated balance sheets.

We engaged a director of the company to provide advice and services as requested by the board of directors. For the years ended December 31, 2019 and 2018, the costs incurred under this arrangement totaled approximately $163,000 and $150,000, respectively, which were recorded as general and administrative expense in the accompanying consolidated statements of operations. As of December 31, 2019 and 2018, there were no amounts owed to the director under this arrangement.

17.	SUBSEQUENT EVENTS

We have evaluated subsequent events through May 22, 2020, which is the date of the consolidated financial statements were available to be issued and July 13, 2020 as to the reverse share split referenced below. We have concluded that no subsequent events have occurred that require disclosure, except for those referenced below and as disclosed in Notes 1, 7, 8 and 9 to the consolidated financial statements.

Reverse Share Split

Our board of directors and shareholders approved a one-for-5.0994 reverse share split of our issued and outstanding common shares and incentive shares and a proportional adjustment to the existing conversion ratios for our preferred shares effective as of July 13, 2020. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse share split.

PANDION THERAPEUTICS HOLDCO LLC

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(Unaudited)

	March 31, 2020	December 31, 2019	Pro Forma March 31, 2020
Assets
Current assets
Cash and cash equivalents	$67,658	$15,970	$67,658
Accounts receivable	—	1,035	—
Prepaid expenses and other current assets	2,554	2,960	2,554

Total current assets	70,212	19,965	70,212
Property and equipment, net	1,782	1,054	1,782
Restricted cash	502	—	502

Total assets	$72,496	$21,019	$72,496

Liabilities and members’/stockholders’ deficit
Current liabilities:
Accounts payable	$2,374	$1,207	$2,374
Accrued expenses and other current liabilities	793	1,455	793
Current portion of deferred revenue	4,329	4,365	4,329

Total current liabilities	7,496	7,027	7,496
Deferred revenue, net of current portion	5,638	6,053	5,638
Long-term debt, net of issuance costs	1,798	3,676	1,798
Other long-term liabilities	227	85	227

Total liabilities	15,159	16,841	15,159

Commitments and contingencies (Note 7)
Redeemable convertible preferred shares, no par value; 91,534,629 and 51,217,321 shares authorized at March 31, 2020 and December 31, 2019, respectively; 71,324,468 and 35,524,212 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively; no shares authorized, issued or outstanding pro forma as of March 31, 2020; liquidation value of $108,020 at March 31, 2020	108,020	46,967	—
Members’/stockholders’ deficit
Common shares, no par value; 100,000,000 and 62,000,000 shares authorized at March 31, 2020 and December 31, 2019, respectively; 1,237,639 shares issued at March 31, 2020 and December 31, 2019; 1,165,537 and 1,110,767 shares outstanding at March 31, 2020 and December 31, 2019, respectively; no shares authorized, issued and outstanding, pro forma as of March 31, 2020	—	—	—
Common stock, $0.001 par value; no shares authorized, issued and outstanding, at March 31, 2020; 200,000,000 shares authorized, 15,333,648 shares issued and 15,261,545 shares outstanding, pro forma as of March 31, 2020	—	—	15
Incentive shares, no par value; 13,182,678 and 7,717,678 shares authorized at March 31, 2020 and December 31, 2019, respectively; 946,751 shares issued and outstanding at March 31, 2020 and December 31, 2019; no shares authorized, issued or outstanding pro forma as of March 31. 2020	232	172	—
Additional paid-in capital	—	—	108,237
Accumulated deficit	(50,915)	(42,961)	(50,915)

Total members’/stockholders’ deficit	(50,683)	(42,789)	57,337

Total liabilities, redeemable convertible preferred shares and members’/stockholders’ deficit	$72,496	$21,019	$72,496

See accompanying notes to the condensed consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Revenue	$2,001	$—

Operating expenses
Research and development	6,942	5,084
General and administrative	1,566	774

Total operating expenses	8,508	5,858

Loss from operations	(6,507)	(5,858)
Interest income, net	41	53
Interest expense	(43)	—
Fair value adjustments to convertible note	89	—

Net loss	(6,420)	(5,805)
Change in redemption value of redeemable convertible preferred shares	(1,534)	(954)

Net loss attributable to common shareholders	(7,954)	(6,759)

Net loss per common share, basic and diluted	$(7.03)	$(6.91)

Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	1,132,234	978,459

Pro forma net loss per share, basic and diluted	$(0.67)

Pro forma weighted-average number of shares outstanding used in computing net loss per share, basic and diluted	9,614,638

See accompanying notes to the condensed consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Condensed Consolidated Statements of Redeemable Convertible Preferred Shares and Members’ Deficit (Unaudited)

(in thousands, except share amounts)

	Redeemable Convertible		Redeemable Convertible								Additional Paid-In Capital	Accumulated Deficit	Total Members’ Deficit
	Preferred Stock		Preferred Shares		Common Stock		Common Shares		Incentive Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2019	19,831,103	$24,977	—	$—	940,713	$—	—	$—	—	$—	$52	$(17,109)	$(17,057)
Reorganization	(19,831,103)	(24,977)	19,831,103	24,977	(940,713)	—	940,713	—	—	52	(52)	—	—
Issuance of Series A redeemable convertible preferred shares, net of issuance costs of $34	—	—	15,693,109	17,966	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares to redemption value	—	—	—	954	—	—	—	—	—	—	—	(954)	(954)
Issuance of incentive shares	—	—	—	—	—	—	—	—	230,968	9	—	—	9
Vesting of restricted common shares	—	—	—	—	—	—	79,283	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,805)	(5,805)

Balance, March 31, 2019	—	$—	35,524,212	$43,897	—	$—	1,019,996	$—	230,968	$61	$—	$(23,868)	$(23,807)

	Redeemable Convertible							Total Members’ Deficit
	Preferred Shares		Common Shares		Incentive Shares		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2020	35,524,212	$46,967	1,110,767	$—	946,751	$172	$(42,961)	$(42,789)
Issuance of Series A redeemable convertible preferred shares, net of issuance costs of $20	15,693,109	17,980	—	—	—	—	—	—
Issuance of Series A Prime redeemable convertible preferred shares on conversion of JDRF note	948,225	1,811	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred shares, net of issuance costs of $271	19,158,922	39,728	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares to redemption value	—	1,534	—	—	—	—	(1,534)	(1,534)
Issuance of incentive shares	—	—	—	—	—	60	—	60
Vesting of restricted common shares	—	—	54,770	—	—	—	—	—
Net loss	—	—	—	—	—	—	(6,420)	(6,420)

Balance, March 31, 2020	71,324,468	$108,020	1,165,537	$—	946,751	$232	$(50,915)	$(50,683)

See accompanying notes to the condensed consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities
Net loss	$(6,420)	$(5,805)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	68	48
Equity-based compensation expense	60	9
Fair value adjustments on convertible notes	(89)	—
Noncash interest expense	21	—
Changes in operating assets and liabilities:
Accounts receivable	1,035	—
Prepaid expenses and other current assets	406	(1,238)
Accounts payable	1,105	1,071
Accrued expenses and other current liabilities	(521)	(673)
Deferred revenue	(451)	—

Net cash used in operating activities	(4,786)	(6,588)

Cash flows from investing activities
Purchases of property and equipment	(733)	(376)

Net cash used in investing activities	(733)	(376)

Cash flows from financing activities
Proceeds from issuance of Series A redeemable convertible preferred shares	18,000	18,000
Series A redeemable convertible preferred share issuance costs	(20)	(33)
Proceeds from issuance of Series B redeemable convertible preferred shares	40,000	—
Series B redeemable convertible preferred share issuance costs	(271)	—

Net cash provided by financing activities	57,709	17,967

Net increase in cash and cash equivalents	52,190	11,003
Cash, cash equivalents and restricted cash, beginning of period	15,970	10,172

Cash, cash equivalents and restricted cash, end of period	$68,160	$21,175

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	67,658	21,175
Restricted cash	502	—

Total cash, cash equivalents, and restricted cash	$68,160	$21,175

Supplemental disclosures of noncash activities
Exchange of JDRF note and accrued interest for Series A redeemable convertible preferred shares	$1,811	$—
Purchase of property and equipment included in accounts payable	$63	$—

See accompanying notes to the condensed consolidated financial statements.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION AND LIQUIDITY

Business

Pandion Therapeutics Holdco LLC is a clinical stage biopharmaceutical company developing novel therapeutics designed to address the unmet needs of patients suffering from autoimmune diseases. We have combined a network-based conceptualization of the immune system with expertise in advanced protein engineering to develop our TALON (Therapeutic Autoimmune reguLatOry proteiN) drug design and discovery platform.

As used in these financial statements, unless the context otherwise requires, references to the “company”, “we,” “us,” and “our” refer to Pandion Therapeutics Holdco LLC, its wholly-owned subsidiaries Pandion Therapeutics, Inc. and Pandion Program Co 1, Inc., and Pandion Securities Corp., a subsidiary of Pandion Therapeutics, Inc.

Pandion Therapeutics, Inc. was incorporated on September 19, 2016 as a Delaware corporation. We began operations in January 2017. Our principal offices are located in Watertown, Massachusetts. On December 31, 2018, Pandion Therapeutics Holdco LLC was formed in the state of Delaware in connection with the Restructuring. In accordance with the terms of the LLC Operating Agreement, and on the effective date of the Restructuring;

•

each share of Pandion Therapeutics, Inc. common stock issued and outstanding immediately prior to the effective date of the Restructuring was converted into one common share of Pandion Therapeutics Holdco LLC;

•

each share of Pandion Therapeutics, Inc. Series A redeemable convertible preferred stock issued and outstanding immediately prior to the effective date of the Restructuring was converted into one Series A redeemable convertible preferred share of Pandion Therapeutics Holdco LLC;

•	all outstanding stock options to purchase shares of Pandion Therapeutics, Inc. common stock were cancelled and replaced with the same number of incentive shares in Pandion Therapeutics Holdco LLC;

•

each warrant issued by Pandion Therapeutics, Inc. that was outstanding immediately prior to the effective date of the Restructuring was cancelled and an equivalent number of incentive shares of Pandion Therapeutics Holdco LLC were issued; and

•	Pandion Therapeutics, Inc. became a wholly owned subsidiary of Pandion Therapeutics Holdco LLC.

We determined that the Restructuring lacked economic substance and was therefore accounted for in a manner consistent with a common control transaction. Similarly, as there was no change in fair value between shareholders, individually or as a class, we determined that the exchange of shares occurring in the Restructuring should be accounted for as a modification of the equity securities and presented as a reclassification of the components of equity.

Liquidity

Since inception, we have devoted substantially all our efforts to business planning, research and development, recruiting management and technical staff, and raising capital and have financed our operations primarily through the issuance of redeemable convertible preferred shares, debt financings and a collaboration.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

We are subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if our product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.

We have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. As of March 31, 2020, we had an accumulated deficit of $50.9 million. We have incurred losses and negative cash flows from operations since inception, including net losses of $6.4 million and $21.9 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively. We expect that our operating losses and negative cash flows will continue for the foreseeable future as we continue to develop our product candidates. We currently expect that our cash and cash equivalents of $67.7 million as of March 31, 2020, along with the proceeds from the second closing of our Series B preferred shares issuance and the SAFE, both in June 2020 (see Note 14), will be sufficient to fund our operating expenses and capital requirements for more than 12 months from the date the condensed consolidated financial statements are issued. However, additional funding will be necessary to fund future clinical and pre-clinical activities. We will seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all, and we may not be able to enter into collaborations or other arrangements. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, even our ability to continue operations.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. Our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition and operations, including ongoing and planned clinical trials. The impact of the COVID-19 coronavirus outbreak on our financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results may be materially adversely affected.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act, or CARES Act. The Cares Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, increasing the ability to deduct interest expense, and deferring social security payments, as well as amending certain provisions of the

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

previously enacted Tax Cuts and Jobs Act. We do not believe the CARES Act will have a material impact on our financial position and results of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no changes to the significant accounting policies as disclosed in Note 2 to our annual consolidated financial statements for the years ended December 31, 2019 and 2018 included in this Form S-1.

Unaudited Financial Information

Our condensed consolidated financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In our opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2020 has been prepared to give effect to the conversion of Pandion Therapeutics Holdco LLC to a C-corporation, all holders of common shares receiving an equal number of shares of common stock in the corporation, all holders of redeemable convertible preferred shares receiving an equal number of redeemable convertible preferred stock and the conversion of all outstanding shares of redeemable convertible preferred stock into 13,983,815 shares of common stock upon the closing of our initial public offering, or IPO. The shares of common stock and any related estimated proceeds from the IPO are excluded from the pro forma information.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related to all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will become effective for us for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. We are currently assessing the impact of adopting ASU 2016-02 on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The guidance will become effective for us for fiscal years beginning after December 15, 2022. We are currently evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and related disclosures.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. We do not expect that the adoption of ASU 2018-13 will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for us for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact that ASU 2019-12 will have on our consolidated financial statements and related disclosures.

3.	FAIR VALUE MEASUREMENTS

The following tables present information about our financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	As of March 31, 2020
	Total	Level 1	Level 2	Level 3
Assets—money market funds	$7,176	$7,176	$—	$—

Total financial assets measured at fair value	$7,176	$7,176	$—	$—

	As of December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets—money market funds	$3,517	$3,517	$—	$—

Total financial assets measured at fair value	$3,517	$3,517	$—	$—

Liabilities—convertible note	$1,900	$—	$—	$1,900

Total financial liabilities measured at fair value	$1,900	$—	$—	$1,900

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

The following table presents a roll-forward of the fair value of the convertible notes payable for which fair value is determined by Level 3 inputs (in thousands):

	Three Months Ended March 31,
	2020	2019
Balance at beginning of the period	$1,900	$2,010
Fair value adjustments	(89)	—
Conversion into Series A prime redeemable convertible preferred shares	(1,811)	—

Balance at end of the period	$—	$2,010

Our money market funds are highly liquid investments that are valued based on quoted market prices in active markets, which represent a Level 1 measurement within the fair value hierarchy.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Our convertible note is classified within Level 3 of the fair value hierarchy because the fair value measurement is based, in part, on significant inputs not observed in the market.

In December 2018, we entered into an agreement for the sale of of up to $4.0 million of convertible notes with the Juvenile Diabetes Research Foundation, or JDRF, T1D Fund, or JDRF Note, of which $2.0 million was initially sold. We have elected to account for the JDRF Note at fair value. We determine fair value of the JDRF Note using a scenario-based valuation method and a Monte Carlo simulation model with inputs based on certain subjective assumptions, including (a) expected stock price volatility, (b) calculation of a forecast horizon, (c) a risk-free interest rate, and (d) a discount rate. This approach results in the classification of these securities as Level 3 of the fair value hierarchy. The assumptions utilized to value the JDRF Note obligation as of December 31, 2019 were (a) expected stock price volatility of 90%; (b) a forecast horizon of 1.9 years: (c) a risk-free interest rate of 1.6%; and (d) a discount rate of 14.8%. For the year ended December 31, 2019, we recognized a $110,000 gain in the condensed consolidated statements of operations as fair value adjustments on convertible note with respect to changes to the fair value of the JDRF Note during the year.

In February 2020, the outstanding principal and accrued interest under the JDRF Note automatically converted at a price of $2.294 per share into 948,225 Series A prime redeemable convertible preferred shares. The final fair value adjustment to the JDRF Note in the three months ended March 31, 2020 was determined to be equal to the fair value of the Series A prime redeemable convertible preferred shares into which the JDRF Note was converted. We determine the fair value of our Series A prime redeemable convertible preferred shares using a probability-weighted hybrid method combining (i) an option pricing model, or OPM, and (ii) an IPO scenario with reference to guideline IPOs in the biotechnology sector. For purposes of the OPM the key inputs include an 80.3% volatility rate, a 1.6-year estimated term, a risk-free rate of 0.3% and dividends of zero. For our IPO scenario, the key inputs include a weighted average cost of capital of 25% and a 0.8-year term to a liquidity event. For the three months ended March 31, 2020, we recognized a $89,000 gain in the condensed consolidated statements of operations as fair value adjustments on convertible note with respect to changes to the fair value of the JDRF Note.

There were no transfers among Level 1, Level 2 or Level 3 categories in the three months ended March 31, 2020 or 2019.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31, 2020	December 31, 2019
Loss recovery receivable	$529	$1,875
Contract research	1,170	487
Tax receivable	288	334
Deferred offering costs	177	—
Other	390	264

Total prepaid expenses and other current assets	$2,554	$2,960

In October 2019, several batches of our drug substance were inadvertently disposed of by a vendor resulting in a loss of approximately $1.9 million for the year ended December 31, 2019. During the first quarter of 2020, we entered into a settlement agreement to recover the full cost of replacing the drug substance, resulting in a loss recovery receivable being recorded at December 31, 2019. We received $1.3 million of the loss recovery receivable during the first quarter of 2020.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31, 2020	December 31, 2019
Employee compensation costs	$394	$915
Research and development costs	136	275
Professional costs	250	243
Other	13	22

	$793	$1,455

6.	LONG-TERM DEBT

Convertible Note

In February 2020, the outstanding principal and accrued interest under the JDRF Note automatically converted at an adjusted price of $2.294 per share into 948,225 Series A prime redeemable convertible preferred shares (Note 3).

Term loan

In response to the financial impact of the COVID-19 coronavirus outbreak, in April 2020 the lender to our Term Loan extended monthly interest-only payments on the Term Loan through November 2021 and the final maturity date on the Term loan to May 2024.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Long-term Debt Maturities

Future maturities of long-term debt as of March 31, 2020 are as follows:

For the years ended December 31:
2020	$—
2021	67
2022	800
2023	800
2024	333

Total debt obligations	$2,000

7.	COMMITMENTS AND CONTINGENCIES

Operating Lease

In February 2020, we vacated the Cambridge, Massachusetts facility and entered into a lease for laboratory and office facilities in Watertown, Massachusetts that expires in March 2026 with a three-year renewal option and opened a secured letter of credit with a third-party financial institution in lieu of a security deposit for $0.5 million. Base rent for this lease is approximately $1.5 million annually with annual escalations of 3%. Rent expense for the three months ended March 31, 2020 and 2019 was $480,000 and $208,000, respectively.

Minimum obligations under non-cancelable operating leases as of March 31, 2020 are as follows (in thousands):

For the Years Ending December 31,
2020	$1,239
2021	1,595
2022	1,643
2023	1,692
Thereafter	3,887

Total	$10,056

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

There have been no changes to the rights, preferences, privileges and restrictions of the redeemable convertible preferred shares as disclosed in Note 9 to our annual consolidated financial statements for the years ended December 31, 2019 and 2018 included in this Form S-1.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

The following table summarizes outstanding redeemable convertible preferred shares (in thousands, except share and per share amounts):

	Series A		Series A prime		Series B		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2019	—	—	—	—	—	—	—	—
Restructuring	19,831,103	24,977	—	—	—	—	19,831,103	24,977
Issuance of Series A Preferred Shares, net of issuance costs of $34	15,693,109	17,966	—	—	—	—	15,693,109	17,966
Accretion of redeemable convertible preferred shares to redemption value	—	954	—	—	—	—	—	954

Balance, March 31, 2019	35,524,212	$43,897	—	$—	—	$—	35,524,212	$43,897

Balance, January 1, 2020	35,524,212	46,967	—	—	—	—	35,524,212	46,967
Issuance of Series A Preferred Shares	15,693,109	17,980	—	—	—	—	15,693,109	17,980
Issuance of Series A Prime Preferred Shares, on conversion of JDRF note	—	—	948,225	1,811			948,225	1,811
Issuance of Series B Preferred Shares, net of issuance costs of $271	—	—			19,158,922	39,728	19,158,922	39,728
Accretion of redeemable convertible preferred shares to redemption value	—	1,193	—	3	—	338	—	1,534

Balance, March 31, 2020	51,217,321	$66,140	948,225	$1,814	19,158,922	$40,066	71,324,468	$108,020

In January 2019, we issued 15,693,109 Series A redeemable convertible preferred shares at a price of $1.147 per share for gross cash proceeds of $18.0 million and incurred issuance costs of $34,000.

In February 2020, we issued 15,693,109 Series A redeemable convertible preferred shares at a price of $1.147 per share for gross cash proceeds of $18.0 million. At this closing, the outstanding principal and accrued interest under the JDRF Note automatically converted at a price of $2.294 per share into 948,225 Series A prime redeemable convertible preferred shares.

In March 2020, we completed an $80.0 million Series B financing comprised of an initial closing and issuance of 19,158,922 Series B redeemable convertible preferred shares at $2.0878 per share to new and existing investors for gross cash proceeds of $40.0 million and incurred issuance costs of $271,000.

In connection with the initial issuance of the Series B redeemable convertible preferred shares, the holders received the right to purchase, and we are under the obligation to sell, an additional 19,158,922 shares of Series B redeemable convertible preferred shares upon achieving a certain clinical development milestone, or the Tranche Right.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

We determined that the Tranche Right did not meet the definition of a freestanding financial instrument because it is not legally detachable. Further, we determined that the Tranche Right does not meet the definition of an embedded derivative that requires bifurcation from the equity instrument. Therefore, at the initial issuance of the Series B redeemable convertible preferred shares, there was no accounting for the Tranche Right.

9.	INCENTIVE SHARES AND EQUITY-BASED COMPENSATION

We grant profits interest awards to employees, consultants and non-employee members of our Board of Directors. The LLC Operating Agreement of Pandion Therapeutics Holdco LLC initially provided for the grant of up to 1,717,678 incentive shares, subject to certain restrictions as described below. Each unvested incentive share represents a non-voting equity interest in Pandion Therapeutics Holdco LLC that entitles the holder to a percentage of the profits and appreciation in the equity value of Pandion Therapeutics Holdco LLC arising after the date of grant and after such time as an applicable threshold amount is met.

As part of the Restructuring (Note 1), all of the outstanding stock options and warrants issued under our 2017 Stock Incentive Plan were cancelled and exchanged for incentive shares. We consider this exchange of awards to be a modification with no additional compensation expense. In March 2020, the LLC Operating Agreement was amended to authorize the issuance of up to an aggregate of 13,182,678 incentive shares.

As of March 31, 2020, there were 12,235,927 incentive shares available for future grant.

During the three months ended March 31, 2019, we granted 21,307 incentive shares with a weighted average fair value of $1.27 per share. The fair value of incentive shares issued was determined using a Black-Scholes option pricing model with the following assumptions: expected term of 1.2 years, risk free rate of 2.53%-2.60%, volatility of 71.5%-72.3% and a dividend yield of zero. No incentive shares were granted during the three months ended March 31, 2020.

We recorded equity-based compensation expense of $60,000 and $9,000 related to the issuance of incentive shares during the three months ended March 31, 2020 and 2019, respectively. As of March 31, 2020, there was $0.7 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of approximately 3.0 years.

Equity-based compensation expense recorded in the accompanying condensed consolidated statements of operations is as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Research and development	$12	$4
General and administrative	48	5

Total equity-based compensation	$60	$9

10.	ASTELLAS AGREEMENT

Under the Astellas Agreement, we will be responsible for design and discovery of bispecific drug candidates based on our proprietary modular immune effector and tissue tether platform and Astellas will be responsible for conducting preclinical, clinical and commercialization activities for the selected candidates developed under the Astellas Agreement. In connection with our services to Astellas, we have granted a non-exclusive, non-transferable research license to Astellas and an exclusive, non-transferable, royalty-

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

bearing, perpetual license to our technology with respect to the designated compound(s) for Astellas to further develop and ultimately commercialize for the treatment of autoimmune diseases of the pancreas. We do not share in the rights to clinical data and results under the Astellas Agreement. In addition, we are obligated under the Astellas Agreement to certain governance activities, reporting obligations and have made other ancillary commitments. The Astellas Agreement has a contractual term of five years.

We identified our research and development services, the licenses granted to Astellas and our governance obligations to Astellas as the material promises under the Astellas Agreement. For purposes of identifying our performance obligations under the Astellas Agreement, we believe that while the licenses were granted to Astellas at the outset of the Astellas Agreement, the grant of those licenses did not singularly result in the transfer of our broader obligation to Astellas under the Astellas Agreement, as the license has no true value without the performance of our research and development services, the technology transfer and joint steering committee participation.

Our research and development work with respect to bispecific drug candidates are unique with respect to our proprietary knowledge and know how in the design of bispecific antibodies and coupling bispecific antibodies with effector molecules to modulate immune activity. While capable of being distinct, those research and development activities are not distinct within the context of the Astellas Agreement. The licenses provided to Astellas are not transferable and we believe of limited value without our specific research and development services, and thus are not capable of being distinct. While our governance obligations are capable of being distinct, those activities are integrated with our research and development efforts under the Astellas Agreement and are not distinct in the context of the contract. Taken together with our research and development activities, including the governance oversight to those activities, the licenses granted under the Astellas Agreement will enable to further advance designated licensed compounds into and through clinical development, regulatory approval and ultimately commercialization. Therefore, we believe the licenses bundled together with our research and development services and our governance obligations therein constitute a single distinct performance obligation under the Astellas Agreement for accounting purposes, or Performance Obligation.

Under the Astellas Agreement, we received a non-refundable, upfront payment of $10.0 million in November 2019. As of March 31, 2020, we estimate that we will receive a further $17.2 million of research funding and external cost reimbursement. We have the right to receive, on a licensed compound-by licensed compound basis, potential research and development milestone payments up to an aggregate of $43.0 million for the first Licensed Compound and $38.0 million for subsequent Licensed Compounds and regulatory milestones up to an aggregate of $105.0 million. If any Astellas licensed products are successfully commercialized, we would be eligible to receive, on a licensed compound-by licensed compound basis, up to $150.0 million from potential commercial milestone payments based on the worldwide net sales of all licensed products containing the same licensed compound. We may also receive tiered mid to high single-digit royalty payments on worldwide net sales of any commercial products developed through our work together under the Astellas Agreement. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of commercial products developed through the collaboration in the future.

Provided Astellas designates at least one compound to progress in development under the Astellas Agreement, Astellas may designate up to five further compounds during a period of three years following the expiration of the five year term of the Astellas Agreement for their further evaluation to progress in development. We have no further obligation to Astellas during this period or in the evaluation of any such compounds they may designate, however Astellas may request us to conduct services in connection with their evaluations, however we are not obligated to conduct additional services. We assessed this provision as a potential material right and determined that we have no obligation to provide services (if requested)

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

relating to the designated compounds during the additional period and, as such, this provision does not provide Astellas with a material right.

While the contractual term under the Astellas Agreement is five years, based on the research plan and budget agreed to by the joint steering committee established under the Astellas Agreement, we initially estimate our research and development commitments will be completed by the end of 2022. As of March 31, 2020, we estimated a total transaction price of $29.9 million, consisting of the fixed upfront payment and estimated research funding and reimbursement of external costs of $19.9 million presently budgeted under the Astellas Agreement to be incurred through 2022, the effective term of our Performance Obligation to Astellas. Upon execution of the Astellas Agreement and as of March 31, 2020, contingent and variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

We have allocated the transaction price entirely to the single, bundled performance obligation. We recorded the $10.0 million up-front payment from Astellas as deferred revenue in November 2019 and will record future invoices under the Astellas Agreement as deferred revenue. We will recognize the estimated total transaction price over the estimated period the research and development services are expected to be provided which, as of March 31, 2020, is approximately three years through 2022. We believe the Performance Obligation is satisfied over the course of our performance of the research and development activities under the Astellas Agreement and, depicting our performance in satisfaction of the Performance Obligation, we use input method as a measure of progress towards completion of the Performance Obligation according to actual costs incurred compared to estimated total costs to estimate progress toward satisfaction of the Performance Obligation. We will remeasure our progress towards completion of the Performance Obligation at the end of each reporting period. For the three months ended March 31, 2020, we recognized $2.0 million of revenue under the Astellas Agreement. No revenue was recognized during the three months ended March 31, 2019.

We invoice Astellas under the Astellas agreement quarterly in arrears for the cost of external services, quarterly in advance for our estimated internal services and annually to true-up our advance invoicing for estimated internal services. Invoiced amounts under the Astellas Agreement expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed consolidated balance sheets. Invoiced amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of March 31, 2020, we had no contract assets and short-term and long-term deferred revenues of $4.3 million and $5.6 million, respectively, which is presently estimated to be recognized through 2022. The aggregate amount of the transaction price allocated to the Performance Obligation that remains unsatisfied as of March 31, 2020 is estimated to be $27.0 million, of which we expect to recognize $8.9 million, $8.5 million and $9.6 million in the remainder of 2020, 2021 and 2022, respectively.

11.	INCOME TAXES

We did not record a provision or benefit for income taxes during the three months ended March 31, 2020 and 2019. We continue to maintain a full valuation allowance against all of our deferred tax assets.

We have evaluated the positive and negative evidence involving our ability to realize our deferred tax assets. We have considered our history of cumulative net losses incurred since inception and our lack of any commercially ready products. We have concluded that it is more likely than not that we will not realize the benefits of our deferred tax assets. We reevaluate the positive and negative evidence at each reporting period.

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

12.	NET LOSS PER SHARE

Net Loss Per Share

Basic and diluted net loss per share attributable to common shareholders is calculated as follows (in thousands except share and per share amounts):

	Three Months Ended March 31,
	2020	2019
Net loss	$(6,420)	$(5,805)
Change in redemption value of redeemable convertible preferred shares	(1,534)	(954)

Net loss attributable to common shares – basic and diluted	$(7,954)	$(6,759)

Net loss per common share, basic and diluted	$(7.03)	$(6.91)

Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	1,132,234	978,459

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	Three Months Ended March 31,
	2020	2019
Redeemable convertible preferred shares	71,324,468	35,524,212
Incentive shares	946,751	230,968
Warrants to purchase Series A redeemable convertible preferred shares	55,976	—

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2020 has been prepared to give effect to adjustments arising upon the completion of a qualified initial public offering. The pro forma net loss attributable to common shareholders used in the calculation of pro forma basic and diluted net loss per share attributable to common shareholders does not include the effects of the change in the redemption value of the redeemable convertible preferred shares because the calculation gives effect to the automatic conversion of all shares of redeemable convertible preferred shares outstanding at March 31, 2020 into shares of common stock as if the proposed qualified initial public offering had occurred on the later of January 1, 2019 or the issuance date of the redeemable convertible preferred shares.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of pro forma basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2020 has been prepared to give effect to the conversion of Pandion Therapeutics Holdco LLC to a C-corporation, the conversion of common shares to common stock, the conversion of redeemable convertible preferred shares to redeemable convertible preferred stock and, upon a qualified initial public offering, the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock as if the proposed initial public offering had occurred on the

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

later of January 1, 2019 or the issuance date of the redeemable convertible preferred shares. The pro forma basic and diluted loss per share also gives effect to the expected conversion of incentive shares into common and restricted shares, assuming a conversion ratio determined by the Board of Directors and based on the midpoint in the range of estimated initial offering prices of the Company’s common stock. The incentive shares that will convert into common shares have been included within basic pro forma loss per share. The incentive shares that convert into restricted shares have been excluded from basic loss per share given that the incentive shares have no obligation to share in losses and have been excluded from dilutive loss per share due to anti-dilutive effect.

Unaudited pro forma basic and diluted net loss per share attributable to common shareholders was calculated as follows (in thousands, except share and per share amounts):

Three Months Ended March 31, 2020
Numerator
Net loss	$(7,954)
Change in redemption value of redeemable convertible preferred shares	1,534

Pro forma net loss attributable to common shareholders	$(6,420)

Denominator
Weighted-average number of shares outstanding used in computing net loss per share, basic and diluted	1,132,234
Pro forma adjustment to reflect assumed automatic conversion of redeemable convertible preferred shares to common stock upon the closing of our proposed initial public offering	8,482,404

Pro forma weighted average common shares outstanding—basic and diluted	9,614,638

Pro forma net loss per share attributable to common shareholders—basic and diluted	$(0.67)

The following common share equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the three months ended March 31, 2020, due to their anti-dilutive effect:

Warrants to purchase Series A redeemable convertible preferred shares	55,976

13.	RELATED PARTY TRANSACTIONS

We engaged a firm managed by an executive of the company for professional services related to accounting, finance and other administrative functions. For the three months ended March 31, 2020 and 2019, the costs incurred under this arrangement totaled approximately $235,000 and $81,000, respectively, which were recorded as general and administrative expense in the accompanying condensed consolidated statements of operations. As of March 31, 2020 and December 31, 2019, amounts owed under this arrangement totaled approximately $95,000 and $34,000, respectively, and are included in accounts payable in the accompanying condensed consolidated balance sheets.

We engaged a director of the company to provide advice and services as requested by the board of directors. For the three months ended March 31, 2020 and 2019, the costs incurred under this arrangement totaled approximately $38,000 and $38,000, respectively, which were recorded as general and administrative

PANDION THERAPEUTICS HOLDCO LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

expense in the accompanying condensed consolidated statements of operations. As of March 31, 2020 and December 31, 2019, there were no amounts owed to the director under this arrangement.

14.	SUBSEQUENT EVENTS

We have evaluated subsequent events through May 22, 2020, which is the date the condensed consolidated financial statements were available to be issued, and June 26, 2020 as to the Series B preferred financing second closing, simple agreement for future equity, and the 444,822 incentive shares granted in June 2020 and July 13, 2020 as to the reverse share split referenced below. We have concluded that no subsequent events have occurred that require disclosure, except for those referenced below.

Term Loan

Our lender extended the interest-only period and term of our term loan as disclosed in Note 6.

Incentive Shares

In May 2020, we granted 1,330,614 incentive shares with a Floor Amount of $10.09 per share under the LLC Operating Agreement. In June 2020, we granted 87,230 incentive shares with a Floor Amount of $10.96 per share under the LLC Operating Agreement.

Series B Preferred Financing

In June 2020, we issued 19,158,922 Series B redeemable convertible preferred shares at $2.0878 per share in a second closing to existing investors for gross cash proceeds of $40.0 million (see Note 8) and issued 957,946 Series B redeemable convertible preferred shares to JDRF per the terms of the JDRF Note for gross cash proceeds of $2.0 million.

Simple Agreement for Future Equity

In June 2020, we entered into a simple agreement for future equity, or SAFE, with an investor, receiving $6.0 million in exchange for the investor’s right to receive shares of our capital stock. The SAFE contained a number of conversion and redemption provisions, including settlement upon liquidity or dissolution events.

Reverse Share Split

Our Board of Directors and shareholders approved a one-for-5.0994 reverse share split of our issued and outstanding common shares and incentive shares and a proportional adjustment to the existing conversion ratios for our preferred shares effective as of July 13, 2020. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse share split.

5,500,000 Shares

Common Stock

Prospectus

Goldman Sachs & Co. LLC	Morgan Stanley	SVB Leerink	BMO Capital Markets

, 2020

Until            , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Market initial listing fee.

Amount
Securities and Exchange Commission registration fee	$14,778
Financial Industry Regulatory Authority, Inc. filing fee	17,578
Nasdaq Global Market initial listing fee	150,000
Accountants’ fees and expenses	1,000,000
Legal fees and expenses	1,700,000
Transfer agent’s fees and expenses	5,000
Printing and engraving expenses	310,000
Miscellaneous	2,644

Total expenses	$3,200,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we have entered into indemnification agreements with all of our executive officers and directors. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

On January 1, 2019, we completed a series of transactions, which we refer to as the 2019 Restructuring, in which Pandion Therapeutics, Inc., or Pandion Inc., became a direct wholly owned subsidiary of Pandion Therapeutics Holdco LLC, or Pandion LLC, a Delaware limited liability company, and all outstanding equity securities of Pandion Inc. were canceled and converted on a one-for-one basis into equity securities of Pandion LLC.

Prior to the effectiveness of this registration statement, we will complete transactions pursuant to which we will convert from a Delaware limited liability company, or Pandion LLC, into a Delaware corporation, which we refer to as the Conversion. In connection with the Conversion, (i) the Series A preferred shares of Pandion LLC will be converted into shares of Series A preferred stock, (ii) the Series A prime preferred shares of Pandion LLC will be converted into shares of Series A prime preferred stock, (iii) the Series B preferred shares of Pandion LLC will be converted into shares of Series B preferred stock, (iv) the common shares of Pandion LLC will be converted into shares of common stock and, if such outstanding common shares are incentive shares subject to vesting at the time of the Conversion, the resulting shares of common stock will continue to be subject to vesting to the same extent as such outstanding common shares were subject to time-based vesting prior to the Conversion. Upon the consummation of this offering, all shares of Series A preferred stock, Series A prime preferred stock and Series B preferred stock will be converted into shares of common stock.

Set forth below is information regarding the securities issued by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuance of Convertible Notes

On March 27, 2017, we issued and sold a convertible promissory note to Polaris Partners VIII, L.P. in the aggregate principal amount of $1,500,000. The accrued interest at a rate of 7% per annum. On January 5, 2018, all principal and accrued but unpaid interest under the note was converted into shares of Series A preferred stock at a price per share of $0.803.

On October 2, 2017, we issued and sold a convertible promissory note to Polaris Partners VIII, L.P. in the aggregate principal amount of $1,000,000. The accrued interest at a rate of 7% per annum. On January 5, 2018, all principal and accrued but unpaid interest under the note was converted into shares of Series A preferred stock at a price per share of $0.803.

On December 4, 2018 we issued and sold a convertible promissory note to JDRF T1D Fund in the aggregate principal amount of $2,000,000. The note accrued interest at a rate of 7% per annum. On February 26, 2020, all principal and accrued but unpaid interest under the note was converted into Series A prime preferred shares at a price per share of $2.294.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b)	Issuances of Preferred Shares by Pandion LLC and Preferred Stock by Pandion Inc.

On January 5, 2018, we issued and sold (i) 13,949,431 shares of Series A preferred stock of Pandion Inc. to five investors at a price per share of $1.147 in cash, for an aggregate purchase price of $15,999,999.37 and (ii) 3,237,534 Series A preferred stock of Pandion Inc. to one investor issued upon conversion of $2,599,630.14 in outstanding principal and accrued but unpaid interest under our convertible promissory notes issued on March 28, 2017 and October 2, 2017, at a price per share of $0.803.

On January 1, 2019, we exchanged all shares of Series A preferred stock of Pandion Inc. for Series A preferred shares of Pandion LLC in connection with the 2019 Restructuring.

On January 18, 2019, we issued and sold 15,693,109 Series A preferred shares of Pandion LLC to five investors at a price per share of $1.147, for an aggregate purchase price of $17,999,996.04.

On February 28, 2020, we issued and sold 15,693,109 Series A preferred shares of Pandion LLC to five investors at a price per share of $1.147, for an aggregate purchase price of $17,999,996.04.

On February 28, 2020, we issued and sold 948,225 Series A prime preferred shares of Pandion LLC to one investor upon conversion of an outstanding promissory note.

On March 23, 2020, we issued and sold 17,951,873 Series B preferred shares of Pandion LLC to 22 investors at a price per share of $2.0878 in cash, for an aggregate purchase price of $37,479,920.55.

On March 25, 2020, we issued and sold 1,207,049 Series B preferred shares of Pandion LLC to one investor at a price per share of $2.0878 in cash, for an aggregate purchase price of $2,520,076.91.

On June 24, 2020, we issued and sold 20,116,868 Series B preferred shares of Pandion LLC to 24 investors at a price per share of $2.0878 in cash, for an aggregate purchase price of $41,999,997.01.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(c)	Stock Option Grants and Option Exercises

Between our inception in 2017 and January 1, 2019, Pandion Inc. granted options to purchase an aggregate of 209,661 shares of common stock, with exercise prices ranging from $0.20 to $1.07 per share, to employees, directors, advisors and consultants pursuant to the 2017 Stock Incentive Plan. Between our inception in 2017 and January 1, 2019, we issued 12,011 shares of common stock of Pandion Inc. upon the exercise of stock options outstanding under the 2017 Stock Incentive Plan for aggregate consideration of $13,000.

On January 1, 2019, we substituted all outstanding options to purchase common stock of Pandion Inc. for incentive shares of Pandion LLC in connection with the 2019 Restructuring. All outstanding stock options of Pandion Inc. were canceled as of such date.

The stock options and the shares of common stock issued upon the exercise of stock options described in this section (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, advisors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(d)	Issuance of Warrants

On June 28, 2018, we issued warrants to purchase 14,031 shares of common stock of Pandion Inc. at a price of $1.07 per share to one investor in connection with a consulting agreement. On January 1, 2019, we substituted the outstanding warrants to purchase common stock of Pandion Inc. for 14,031 incentive shares of Pandion LLC in connection with the 2019 Restructuring. The outstanding warrants of Pandion Inc. were canceled as of such date.

On November 8, 2019, we issued a warrant to purchase 55,976 Series A preferred shares at a price of $1.147 per share to one investor in connection with a debt financing.

The issuance of the warrants were made in reliance on the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. Each investor represented that it was an accredited investor and was acquiring the warrants for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such warrants issued in such transactions. The recipient either received adequate information about us or had, through its relationships with us, access to such information.

(e)	Issuance of Incentive Shares

On January 1, 2019, we issued 209,661 incentive shares of Pandion LLC in substitution for outstanding options to purchase common stock of Pandion Inc. in connection with the 2019 Restructuring.

Following the 2019 Restructuring, between January 1, 2019 and July 13, 2020, we issued 2,154,934 incentive shares of Pandion LLC to employees, directors, advisors and consultants.

The incentive shares described in this paragraph (e) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(f)	Simple Agreement for Future Equity

On June 24, 2020, we issued rights to one investor to receive shares of our capital stock for an aggregate purchase price of $6,000,000 pursuant to a simple agreement for future equity.

No underwriters were involved in the foregoing issuance of securities. The securities described in this section (f) of Item 15 were issued to one investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering. The investor received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

2.1	Form of Plan of Conversion

3.1†	Amended and Restated Operating Agreement of Pandion Therapeutics Holdco LLC, dated March 23, 2020, as amended on June 24, 2020 and July 10, 2020

3.2	Form of Certificate of Incorporation of Pandion Therapeutics, Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.3	Form of Bylaws of Pandion Therapeutics, Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.4*	Form of Restated Certificate of Incorporation of Pandion Therapeutics, Inc. (to be effective upon the closing of this offering)

Exhibit Number	Description of Exhibit

3.5*	Form of Amended and Restated Bylaws of Pandion Therapeutics, Inc. (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*	Amended and Restated Investors’ Rights Agreement, dated as of March 23, 2020, by and among the Registrant and the other parties thereto

10.2	2020 Stock Incentive Plan

10.3	Form of Stock Option Agreement under the 2020 Stock Incentive Plan

10.4	Form of Restricted Stock Unit Agreement under the 2020 Stock Incentive Plan

10.5	2020 Employee Stock Purchase Plan

10.6	Summary of Non-Employee Director Compensation Policy

10.7†	License and Collaboration Agreement, dated October 30, 2019, by and between the Registrant and Astellas Pharma Inc.

10.8†*	Antibody Library Subscription Agreement, dated October 11, 2017, by and between the Registrant and Distributed Bio, Inc.

10.9†*	Master Services Agreement, dated October 11, 2017, by and between the Registrant and Distributed Bio, Inc.

10.10*	Loan and Security Agreement, dated as of November 8, 2019, by and between Silicon Valley Bank and the Registrant

10.11*	Warrant issued on November 8, 2019 to Silicon Valley Bank by the Registrant

10.12*	Lease, dated February 6, 2020, by and between the Registrant and BMR-134 Coolidge Avenue LLC

10.13*	Offer of Employment, dated July 3, 2019, by and between the Registrant and Rahul Kakkar, M.D.

10.14*	Offer of Employment, dated March 11, 2017, by and between the Registrant and Jo Viney, Ph.D.

10.15*	Offer of Employment, dated July 1, 2019, by and between the Registrant and Vikas Goyal

10.16*	Offer of Employment, dated May 8, 2017, by and between the Registrant and Anthony Coyle, Ph.D.

10.17*	Letter Agreement, dated July 10, 2019, as amended, by and between the Registration and Anthony Coyle, Ph.D.

10.18*	Consulting Agreement, dated March 27, 2017, by and between the Registrant and Alan Crane

10.19*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.20*	Simple Agreement for Future Equity, dated June 24, 2020, by and between the Registrant and Versant Vantage I, L.P.

10.21	Employment Agreement, dated July 10, 2020, by and between the Registrant and Rahul Kakkar, M.D. (to be effective upon the effective date of the Registration Statement)

10.22	Employment Agreement, dated July 10, 2020, by and between the Registrant and Jo Viney, Ph.D. (to be effective upon the effective date of the Registration Statement)

10.23	Letter Agreement, dated July 8, 2020, by and between the Registrant and Vikas Goyal (to be effective upon the effective date of the Registration Statement)

Exhibit Number	Description of Exhibit

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously filed.
†	Certain portions of the exhibit are subject to confidential treatment.

(b) Financial	Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

Item 17.	Undertakings.

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on this 13th day of July, 2020.

PANDION THERAPEUTICS HOLDCO LLC

By:	/s/ Rahul Kakkar
Rahul Kakkar, M.D. Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Rahul Kakkar Rahul Kakkar, M.D.	Chief Executive Officer, Director (Principal Executive Officer)	July 13, 2020

/s/ Gregg Beloff Gregg Beloff	Interim Chief Financial Officer (Principal Financial Officer)	July 13, 2020

/s/ Eric Larson Eric Larson	Vice President, Finance (Principal Accounting Officer)	July 13, 2020

* Alan Crane	Chairman of the Board of Directors	July 13, 2020

* Daniel Becker, M.D., Ph.D.	Director	July 13, 2020

* Jill Carroll	Director	July 13, 2020

* Donald Frail, Ph.D.	Director	July 13, 2020

* Christopher Fuglesang, Ph.D.	Director	July 13, 2020

* Mitchell Mutz, Ph.D.	Director	July 13, 2020

* Carlo Rizzuto, Ph.D.	Director	July 13, 2020

* Nancy Stagliano, Ph.D.	Director	July 13, 2020

*By:	/s/ Vikas Goyal
Vikas Goyal
Attorney-in-fact